TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TD Bank Group Reports Third Quarter 2024 Results

Report to Shareholders

•
Three and nine months ended July 31,

2024
The financial information in this document is reported

in Canadian dollars and is based on

the Bank’s unaudited Interim Consolidated

Financial Statements and
related Notes prepared in accordance

with International Financial Reporting Standards

(IFRS) as issued by the International

Accounting Standards Board (IASB),
unless otherwise noted. Certain comparative

amounts have been revised to conform

with the presentation adopted in the current period.
Reported results conform with generally accepted

accounting principles (GAAP), in accordance

with IFRS. Adjusted measures are non-GAAP

financial
measures. For additional information about

the Bank’s use of non-GAAP financial measures,

refer to “Significant and Subsequent Events”

and “Non-GAAP and
Other Financial Measures” in the “How

We Performed” section of this document.
THIRD QUARTER FINANCIAL HIGHLIGHTS,

compared with the third quarter

last year:
●
Reported diluted earnings (loss) per share

were $(0.14),

compared with $1.53.
●
Adjusted diluted earnings per share were

$2.05, compared with $1.95.
●
Reported net income (loss) was $(181)

million, compared with $2,881 million.
●
Adjusted net income was $3,646 million,

compared with $3,649 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July

31, 2024, compared with the corresponding

period last year:
●
Reported diluted earnings per share were

$2.76, compared with $4.04.
●
Adjusted diluted earnings per share were

$6.09, compared with $6.09.
●
Reported net income was $5,207 million,

compared with $7,768 million.
●
Adjusted net income was $11,072 million,

compared with $11,510 million.
THIRD QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The third quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles of $64

million ($56 million after-tax or 3 cents

per share), compared with $88 million

($75 million after-tax or
4 cents per share) in the third quarter last

year.
●
Acquisition and integration charges related

to the Schwab transaction of $21 million

($18 million after-tax or 1 cent per share),

compared with
$54 million ($44 million after-tax or 2 cents

per share) in the third quarter last year.
●
Restructuring charges of $110 million ($81 million

after-tax or 5 cents per share).
●
Acquisition and integration charges related

to the Cowen acquisition of $78 million

($60 million after-tax or 3 cents per share),

compared with
$143 million ($105 million after-tax or 6 cents

per share) in the third quarter last year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $62 million ($46

million after-tax or 3
cents per share), compared with $177 million

($134 million after-tax or 8 cents

per share) in the third quarter last year.
●
Provision for investigations related to the

Bank’s

AML program of $3,566 million ($3,566

million after-tax or $2.04 per share).
TORONTO
, August 22, 2024 – TD Bank Group (“TD”

or the “Bank”) today announced its financial

results for the third quarter ended July

31, 2024. Reported
earnings were a loss of $181 million, compared

with reported

earnings of $2,881 million in the third quarter

last year, and adjusted earnings were $3.6 billion,
relatively flat.

The Bank’s reported results include the impact

of the US$2,600 million provision for investigations

related to the Bank’s anti-money laundering (AML)

program,
which, together with the provision taken last quarter

in connection with this matter, reflects the Bank’s current

estimate of the total fines related to this

matter.
“TD delivered

record revenue

and net

income in

Canadian Personal

and Commercial

Banking, continued

operating momentum

in the

U.S., and

strong results
across

our

markets-driven

businesses,”

said

Bharat

Masrani,

Group

President

and

CEO,

TD

Bank

Group.

“We

continued

to

invest

in

new

and

innovative
capabilities and expanded our product offerings

to better serve our customers and clients.”
Canadian Personal and

Commercial Banking delivered

record net

income and

revenue supported by

continued volume growth

and strong operating
leverage
Canadian Personal and Commercial Banking net income

was $1,872 million, an increase of 13% compared to the third quarter last year, reflecting higher revenue,
partially

offset

by higher

non-interest expenses

and provisions

for credit

losses. The

segment delivered

record revenue

of $5,003

million,

an

increase of

9%,
primarily reflecting volume growth and

margin expansion.

Canadian Personal and Commercial Banking grew its leading deposit franchise with another strong quarter for account openings. TD further expanded its market-
leading credit card business to

reach a milestone of more

than 8 million active

accounts and delivered market share

gains in Real Estate Secured

Lending while
supporting its growing customer base. This quarter,

TD added more value for New to

Canada customers, including offers for both TD Direct Investing and the TD
Cash Back Visa Card. The Bank also enhanced its TD Student Line of Credit offering, supporting Canada’s next generation of doctors, dentists, and veterinarians.
In addition, Business Banking launched TD

Innovation Partners, a full-service banking and

financing solutions platform for technology

and innovation companies.
The U.S. Retail Bank delivered operating

momentum in a challenging environment
U.S. Retail reported net loss for the quarter was

$2,275 million (US$1,658 million), compared

with reported net income of $1,305 million (US$977

million) in the
third quarter last year. On an adjusted basis, net income

was $1,291 million (US$942 million), a decrease

of $77

million (US$83 million). Reported net income

for
the quarter from the Bank’s investment in The

Charles Schwab Corporation (“Schwab”) was

$178 million (US$129 million), a decrease

of $13 million
(US$13 million).
The U.S. Retail Bank, which excludes the Bank’s

investment in Schwab, reported net loss

was $2,453 million (US$1,787 million), compared

with reported net
income of $1,114 million (US$835 million) in the third quarter last year, primarily reflecting the impact of the provision for investigations related to the Bank’s AML
program. On an adjusted basis net income

was $1,113 million, a decrease of $64 million from the third quarter last year, primarily reflecting higher PCL and higher

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

non-interest expenses, partially offset by higher

revenue. In U.S. dollars, adjusted net income

was US$813 million, a decrease of US$70

million, reflecting higher
PCL and lower revenue.
This quarter, the U.S. Retail Bank continued to deliver strong operating momentum with stable deposits excluding

Schwab sweep deposits, and year-over-year
peer-leading loan growth.

The Commercial Banking Middle Market loan

balances and lending fees grew 18% and 9%

respectively year-over-year. In addition, TD
Bank, America’s Most Convenient Bank ®

ranked highest among national banks

in the J.D.

Power 2024 U.S. Online Banking

Satisfaction Study
1 , reflecting
investments in digital banking and continued

enhancements to customer experience. For

the fifth year in a row, TD Auto Finance ranked #1 in Dealer

Satisfaction
among Non-Captive National Prime Automotive

Finance Lenders in the J.D. Power 2024

U.S. Dealer Financing Satisfaction Study
2
.
Wealth Management and Insurance delivered

record revenue while net income reflects

impact from severe weather events
Wealth Management and Insurance net income

was $430 million, relatively flat compared

with the third quarter last year. Driven by strong business

fundamentals,
Wealth Management and Insurance delivered record

revenues of $3,349 million reflecting higher

insurance premiums, asset growth, higher deposit

margins, and
increased trades per day in the Direct

Investing business. TD Insurance reported

higher claims costs due to severe weather

events in the Greater Toronto Area
and wildfires in Alberta, in addition to increased

claims severity.

Wealth Management and Insurance continued to invest

in client-centric innovation this quarter. TD Direct Investing was the first bank-owned brokerage

in Canada
to launch partial shares trading, enabling investors

to buy and sell a fraction of stocks and exchange-traded

funds. TD Insurance supported customers

and
communities in their moments of need by

providing advice and assistance to those impacted

by severe weather-related events this

quarter.

Wholesale Banking continued its growth,

with revenues up on broader and stronger

capabilities
Wholesale Banking reported net income for

the quarter was $317 million, an increase

of $45 million compared with the third

quarter last year, primarily reflecting
higher revenues, partially offset by higher PCL

and non-interest expenses. On an adjusted

basis, net income was $377 million, flat

compared to the third quarter
last year. Revenue for the quarter was $1,795 million, an increase of $227 million, or 14%, compared with

the third quarter last year, reflecting higher trading-
related revenue, lending revenue, advisory

and underwriting fees.
This quarter, Wholesale Banking continued to gain momentum

across its banking and markets businesses.

In June, TD Securities colleagues across North
America participated in the annual TD Securities

Underwriting Hope Campaign, which raised

more than $2.1 million in support of children

and youth-related
charities.

Update on TD’s AML remediation program
TD is undertaking a remediation of its U.S.

AML Program. As part of this work, the

Bank has been making investments in its

risk and control infrastructure,
including onboarding leadership with deep

subject matter expertise supported by increased

staffing resources, implementing new cross-functional

procedures for
preventing, detecting and reporting suspicious

activity; and investing in data and technology, training and process design to enable improved transaction
monitoring and data analytics capabilities.

Capital
TD’s Common Equity Tier 1 Capital ratio was 12.8%.
Conclusion
“Looking ahead, TD is strong and well-positioned

to navigate the macroeconomic environment,

invest in both our AML remediation program

and our business, and
continue to deepen our relationships with our

nearly 28 million customers and clients,”

added Masrani. “I want to thank TD bankers

around the globe for their hard
work and commitment to the Bank and

those we serve."
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 4.

1

TD Bank received the highest score among national banks (>$200B in deposits) in the J.D. Power 2024 U.S. Banking Online Satisfaction Study, which measures customer satisfaction with financial institutions’ online experience for banking account management. Visit jdpower.com/awards for more details.
2

TD Auto Finance received the highest score in the non-captive national – prime segment in the J.D. Power 2020-2024 U.S. Dealer Financing Satisfaction Studies of auto dealers’ satisfaction with automotive finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial

Stability Board in 2012 to identify fundamental

disclosure principles,
recommendations and leading practices to enhance

risk disclosures of banks. The index

below includes the recommendations (as

published by the EDTF) and
lists the location of the related EDTF disclosures

presented in the third quarter 2024 Report

to Shareholders (RTS), Supplemental Financial

Information (SFI), or
Supplemental Regulatory Disclosures (SRD).

Information on TD’s website, SFI, and SRD is not

and should not be considered incorporated

herein by reference
into the third quarter 2024 RTS, Management’s Discussion

and Analysis, or the Interim Consolidated

Financial Statements. Certain disclosure references

have
been made to the Bank’s 2023 Annual Report.
Type of
Risk
Topic EDTF Disclosure
Page
RTS
Third
Quarter
2024
SFI
Third
Quarter
2024
SRD
Third
Quarter
2024
Annual Report
2023
General
1 Present all related risk information together in any particular report.
Refer to below for location of disclosures
2
The bank’s risk terminology and risk measures and present key parameter values used.
83-88, 92, 97,
99-101, 112-114
3 Describe and discuss top and emerging risks. 76-82
4
Outline plans to meet each new key regulatory ratio once applicable rules are finalized.
28, 41 72, 109
Risk
Governance
and Risk
Management
and
Business
Model
5
Summarize the bank’s risk management organization, processes, and key functions.
84-87
6
Description of the bank’s risk culture and procedures applied to support the culture.
83-84
7
Description of key risks that arise from the bank’s business models and activities.
71, 83, 88-116
8
Description of stress testing within the bank’s risk governance and capital frameworks.
70, 87, 95, 112
Capital
Adequacy
and Risk
Weighted
Assets
9
Pillar 1 capital requirements and the impact for global systemically important banks.

26-28, 81 1-3, 6
67-69, 73,
219
10
Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.
1-3, 5 67
11
Flow statement of the movements in regulatory capital.

4
12
Discussion of capital planning within a more general discussion of management’s strategic planning.

68-70, 112
13
Analysis of how risk-weighted asset (RWA) relate to business activities

and
related risks.

9-13 70-71
14
Analysis of capital requirements for each method used for calculating RWA.

13 89-92, 94-95
15
Tabulate credit risk in the banking book

for Basel asset classes and major
portfolios.

35-52, 58-64
16
Flow statement reconciling the movements of RWA by risk type.

17-18
17 Discussion of Basel III back-testing requirements. 78 91, 95, 99
Liquidity 18 The bank’s management of liquidity needs and liquidity reserves. 33-35, 37-38
101-103,
105-106
Funding
19
Encumbered and unencumbered assets in a table by balance sheet category.
36 104, 214
20
Tabulate consolidated total assets, liabilities

and off-balance sheet
commitments by remaining contractual maturity at the balance sheet date.
41-43 109-111
21 Discussion of the bank’s funding sources and the bank’s funding strategy. 36-41 106-109
Market Risk
22
Linkage of market risk measures for trading and non-trading portfolio and balance sheet.
30 93
23 Breakdown of significant trading and non-trading market risk factors. 30, 32 93, 96-97
24
Significant market risk measurement model limitations and validation procedures.
31 94-97, 99
25
Primary risk management techniques beyond reported risk measures and parameters.
31 94-97
Credit Risk
26
Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.
23-26, 62-70 21-36
1-5, 13, 17,
19-78
54-66, 88-92,
171-178, 187,
190-191,
217-218
27 Description of the bank’s policies for identifying impaired loans. 70
62, 147-148,
154, 177
28
Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.
24, 65-69 25, 29 60, 174-176
29
Analysis of the bank’s counterparty credit risks that arise from derivative transactions.
53-54, 65-69
91, 159,
181-183, 187,
190-191
30
Discussion of credit risk mitigation, including collateral held for all sources of credit risk.

91, 151, 159
Other Risks
31
Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.
97-100, 112-116
32 Discuss publicly known risk events related to other risks. 79
81-82, 212-213,
221

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE OF CONTENTS
MANAGEMENT’S DISCUSSION AND ANALYSIS
4 Caution Regarding Forward-Looking Statements 46 Changes in Internal Control over Financial Reporting
5 Financial Highlights 47 Glossary
6 Significant and Subsequent Events
6 How We Performed
10 Financial Results Overview INTERIM CONSOLIDATED FINANCIAL STATEMENTS
14 How Our Businesses Performed 50 Interim Consolidated Balance Sheet
21 Quarterly Results 51 Interim Consolidated Statement of Income
22 Balance Sheet Review 52 Interim Consolidated Statement of Comprehensive Income
23 Credit Portfolio Quality 53 Interim Consolidated Statement of Changes in Equity
26 Capital Position 54 Interim Consolidated Statement of Cash Flows
29 Managing Risk 55 Notes to Interim Consolidated Financial Statements
44 Securitization and Off-Balance Sheet Arrangements
44 Accounting Policies and Estimates 82 SHAREHOLDER AND INVESTOR INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING

PERFORMANCE
This MD&A is presented to enable readers

to assess material changes in the financial

condition and operating results of TD Bank

Group (“TD” or the “Bank”) for
the three and nine months ended July 31, 2024,

compared with the corresponding periods

shown.

This MD&A should be read in conjunction

with the Bank’s
unaudited Interim Consolidated Financial Statements

and related Notes included in this Report

to Shareholders and with the 2023 Consolidated

Financial
Statements and related Notes and 2023 MD&A.

This MD&A is dated August 21,

2024. Unless otherwise indicated, all amounts

are expressed in Canadian dollars
and have been primarily derived from the

Bank’s 2023 Consolidated Financial Statements

and related Notes or Interim Consolidated

Financial Statements and
related Notes, prepared in accordance with

IFRS as issued by the IASB. Note that certain

comparative amounts have been revised

to conform with the
presentation adopted in the current period.

Additional information relating to the Bank, including

the Bank’s 2023 Annual Information Form, is available

on the
Bank’s website at http://www.td.com as well as on SEDAR+

at http://www.sedarplus.ca and on the SEC’s website at http://www.sec.gov (EDGAR filers section).
Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the
United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under,

applicable
Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995 . Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2023 MD&A”) in the Bank’s

2023 Annual Report under the heading “Economic Summary and Outlook”, under the headings
“Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking,

U.S. Retail, Wealth Management and Insurance, and Wholesale
Banking segments, and under the heading “2023 Accomplishments and Focus for 2024” for the Corporate segment,

and in other statements regarding the Bank’s objectives and priorities for 2024 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “goal”, “intend”, “may”,

“outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”,
“target”, “will”, and “would” and similar expressions or variations thereof, or the negative thereof, but these terms are not the exclusive means of identifying such statements.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity,

commodity, foreign exchange, interest rate,

and credit spreads), operational (including
technology, cyber security,

and infrastructure), model, insurance, liquidity,

capital adequacy, legal, regulatory compliance and

conduct, reputational, environmental and social, and other
risks. Examples of such risk factors include general business and economic conditions in the regions in which the Bank operat es; geopolitical risk; inflation, rising rates and recession;
regulatory oversight and compliance risk;

the ability of the Bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions
and dispositions and integration of acquisitions,

the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other
strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the Bank’s technologies, systems and networks, those of the
Bank’s customers (including their own devices), and third parties providing services to the Bank; model risk; fraud activity; insider risk; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; the impact of new and changes to,
or application of, current laws,

rules and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and
new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;

environmental and social risk (including climate change);
exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in foreign exchange rates, interest rates, credit spreads and equity prices; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate

(IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; the economic, financial, and other impacts of pandemics; and

the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2023 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Significant Events” or

“Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 MD&A under the heading “Economic Summary and
Outlook”, under the headings “Key Priorities for 2024” and “Operating Environment and Outlook” for the Canadian

Personal and Commercial Banking, U.S. Retail, Wealth Management and
Insurance, and Wholesale Banking segments, and under the heading “2023 Accomplishments and Focus for 2024”

for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable law.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Results of operations
Total revenue – reported 1 $ 14,176 $ 13,819 $ 12,914 $ 41,709 $ 37,512
Total revenue – adjusted 1,2 14,238 13,883 13,148 41,892 38,795
Provision for (recovery of) credit losses 1,072 1,071 766 3,144 2,055
Insurance service expenses (ISE) 1 1,669 1,248 1,386 4,283 3,668
Non-interest expenses – reported 1 11,012 8,401 7,359 27,443 22,227
Non-interest expenses – adjusted 1,2 7,208 7,084 6,730 21,417 19,529
Net income (loss) – reported 1 (181) 2,564 2,881 5,207 7,768
Net income – adjusted 1,2 3,646 3,789 3,649 11,072 11,510
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 938.3 $ 928.1 $ 867.8 $ 938.3 $ 867.8
Total assets 1,967.2 1,966.7 1,885.2 1,967.2 1,885.2
Total deposits 1,220.6 1,203.8 1,159.5 1,220.6 1,159.5
Total equity 111.6 112.0 112.6 111.6 112.6
Total risk-weighted assets
3
610.5 602.8 544.9 610.5 544.9
Financial ratios
Return on common equity (ROE) – reported 1,4 (1.0) % 9.5% 10.8% 6.5% 9.7%
Return on common equity – adjusted 1,2 14.1 14.5 13.8 14.3 14.6
Return on tangible common equity (ROTCE) 1,2,4 (1.0) 13.0 14.6 8.9 13.1
Return on tangible common equity – adjusted 1,2 18.8 19.2 18.2 18.9 19.2
Efficiency ratio – reported 1,4 77.7 60.8 57.0 65.8 59.3
Efficiency ratio – adjusted, net of ISE 1,2,4,5 57.3 56.1 57.2 56.9 55.6
Provision for (recovery of) credit losses

as a % of net

average loans and acceptances 0.46 0.47 0.35 0.46 0.32
Common share information – reported (Canadian dollars)
Per share earnings (loss)
1
Basic $ (0.14) $ 1.35 $ 1.53 $ 2.77 $ 4.05
Diluted (0.14) 1.35 1.53 2.76 4.04
Dividends per share 1.02 1.02 0.96 3.06 2.88
Book value per share
4
57.61 57.69 55.49 57.61 55.49
Closing share price 6 81.53 81.67 86.96 81.53 86.96
Shares outstanding (millions)
Average basic 1,747.8 1,762.8 1,834.8 1,762.4 1,827.9
Average diluted 1,748.6 1,764.1 1,836.3 1,763.6 1,829.9
End of period 1,747.9 1,759.3 1,827.5 1,747.9 1,827.5
Market capitalization (billions of Canadian dollars) $ 142.5 $ 143.7 $ 158.9 $ 142.5 $ 158.9
Dividend yield 4 5.3% 5.1% 4.7% 5.1% 4.5%
Dividend payout ratio 4 n/m 7 75.6 62.6 110.4 71.0
Price-earnings ratio 1,4 19.2 13.8 11.4 19.2 11.4
Total shareholder return (1 year) 4 (1.4) 4.5 9.4 (1.4) 9.4
Common share information – adjusted (Canadian dollars) 1,2
Per share earnings 1
Basic $ 2.05 $ 2.04 $ 1.95 $ 6.09 $ 6.10
Diluted 2.05 2.04 1.95 6.09 6.09
Dividend payout ratio 49.7% 49.9% 49.2% 50.1% 47.2%
Price-earnings ratio 1 10.3 10.5 10.5 10.3 10.5
Capital ratios 3
Common Equity Tier 1 Capital ratio 12.8% 13.4% 15.2% 12.8% 15.2%
Tier 1 Capital ratio 14.6 15.1 17.2 14.6 17.2
Total Capital ratio 16.3 17.1 19.6 16.3 19.6
Leverage ratio 4.1 4.3 4.6 4.1 4.6
TLAC ratio 29.1 30.6 35.0 29.1 35.0
TLAC Leverage ratio 8.3 8.7 9.3 8.3 9.3
1

For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS

17,
Insurance Contracts

(IFRS 17). Refer to Note 2 of the Bank’s third
quarter 2024 Interim Consolidated Financial Statements for further details.
2

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current

GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “Significant and Subsequent Events” and “How We
Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used
in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
3

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section of this document for further details.
4

For additional information about this metric, refer to the Glossary of this document.
5

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q3 2024: $12,569 million, Q2 2024: $12,635 million, Q3 2023: $11,

762 million, 2024 YTD: $37,609 million, 2023 YTD: $35,127 million. Effective the first quarter of 2024, the composition
of this non-GAAP ratio and the comparative amounts have been revised.
6

Toronto Stock Exchange closing market

price.
7

Not meaningful.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

SIGNIFICANT AND SUBSEQUENT EVENTS

a) Investigations Related to the Bank’s AML Program
The Bank continues to actively pursue a

global resolution of the civil and criminal investigations

into its U.S.
Bank Secrecy Act

(BSA)/AML program
(the “AML Program”) by its U.S. prudential regulators,

the Financial Crimes Enforcement

Network (FinCEN),

and the U.S. Department of Justice (DOJ).

For
additional information about these matters, including

provisions recorded in connection with

such investigations, refer to Note 19 of the Bank’s

third quarter
2024 Interim Consolidated Financial Statements.
As previously disclosed, the Bank is undertaking

a remediation of its AML Program.

This is a cross-functional undertaking,

spanning business lines and control
functions, and is a priority for the Bank.

As part of this work, the Bank has been

making investments in its risk and controls infrastructure,

including: (i) onboarding
leadership with deep subject matter expertise

supported by increased staffing resources; (ii) implementing new cross-functional procedures for preventing,
detecting, and reporting suspicious activity;

(iii) investing in training and process

design; and (iv) investing in data and

technology to enable improved transaction
monitoring and data analytics capabilities.

The Bank has
established a dedicated program

management infrastructure to monitor execution

against the remediation
program .

This work is being overseen by an Interim

AML/BSA Committee of the U.S. subsidiary

boards and is expected to be a multi-year

endeavour, involving
additional investments.

b) Restructuring Charges
The Bank continued to undertake certain

measures in the third quarter of 2024 to reduce

its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $110 million and $566 million, respectively, of restructuring charges for the three and nine months ended

July 31, 2024, which
primarily relate to employee severance

and other personnel-related costs and real

estate optimization. The restructuring program

has concluded.
c) Federal Deposit Insurance Corporation Special

Assessment
On November 16, 2023, the FDIC announced

a final rule that implements a special assessment

to recover the losses to the Deposit Insurance

Fund arising from
the protection of uninsured depositors during

the U.S. bank failures in the spring of 2023.

The special assessment resulted in the recognition

of $411 million
(US$300 million) pre-tax in non-interest expenses

in the first quarter of the Bank’s fiscal 2024.
On February 23, 2024, the FDIC notified

all institutions subject to the special assessment

that its estimate of total losses increased

compared to the amount
communicated with the final rule in November

2023. Accordingly, the Bank recognized an additional expense for the special assessment of $103 million
(US$75 million)
in the second quarter of the Bank’s

fiscal 2024. The final amount of the Bank’s special

assessment may be further updated as

the FDIC
determines the actual losses to the Deposit

Insurance Fund.
d) Sale of Schwab Common Shares

On August 21, 2024, the Bank announced

that it had sold 40.5 million shares of common

stock of Schwab. The shares are sold for proceeds

of approximately
$3.4 billion (US$2.5 billion). The share

sale will reduce the Bank’s ownership interest

in Schwab from 12.3% to 10.1%. The

Bank is expected to recognize
approximately $1.0 billion (US$0.7 billion)

as other income (net of $0.5 billion (US$0.4

billion) loss from accumulated other

comprehensive income (AOCI)
reclassified to earnings), in the fourth quarter

of fiscal 2024.
HOW WE PERFORMED

CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North America

by
assets and serves more than 27.5 million customers

in four key businesses operating in a number

of locations in financial centres around

the globe: Canadian
Personal and Commercial Banking, including

TD Canada Trust and TD Auto Finance Canada; U.S.

Retail, including TD Bank, America’s Most Convenient

Bank
® ,
TD Auto Finance U.S., TD Wealth (U.S.), and

an investment in The Charles Schwab

Corporation; Wealth Management and Insurance,

including TD Wealth
(Canada), TD Direct Investing, and TD

Insurance; and Wholesale Banking, including

TD Securities and TD Cowen. TD also ranks

among the world’s leading
online financial services firms, with more

than 17 million active online and mobile customers.

TD had $1.97 trillion in assets on July 31,

2024. The Toronto-
Dominion Bank trades under the symbol “TD”

on the Toronto and New York Stock Exchanges.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS and refers to results prepared

in accordance with IFRS as “reported”
results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are

historical, non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts for “items of note” from reported
results. Items of note are items which

management does not believe are indicative of

underlying business performance and are

disclosed in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted basic

and diluted earnings per
share (EPS), adjusted dividend payout ratio, adjusted

efficiency ratio, net of ISE, and adjusted effective income

tax rate. The Bank believes that non-GAAP
financial measures and non-GAAP ratios

provide the reader with a better understanding

of how management views the Bank’s performance.

Non-GAAP financial
measures and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be comparable to similar

terms used by other
issuers. Supplementary financial measures

depict the Bank’s financial performance and

position, and capital management

measures depict the Bank’s capital
position, and both are explained in this document

where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio

is comprised of agreements with certain

U.S. retailers pursuant to which TD is the

U.S. issuer of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present

the gross amount of revenue and PCL related

to these portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in Non-interest

expenses, resulting in no impact to Corporate’s

reported net

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

income (loss). The net income (loss) included

in the U.S. Retail segment includes only

the portion of revenue and credit losses

attributable to TD under the
agreements.
Investment in The Charles Schwab Corporation

and IDA Agreement
On October 6, 2020, the Bank acquired an approximately

13.5% stake in The Charles Schwab Corporation

(“Schwab”) following the completion of Schwab’s
acquisition of TD Ameritrade Holding Corporation

(“TD Ameritrade”) of which the Bank

was a major shareholder (the “Schwab transaction”).

On August 1, 2022,
the Bank sold 28.4 million non-voting common

shares of Schwab, which reduced the

Bank’s ownership interest in Schwab to approximately

12.0%.
The Bank accounts for its investment in

Schwab using the equity method. The U.S.

Retail segment reflects the Bank’s share of net income

from its investment
in Schwab. The Corporate segment net income

(loss) includes amounts for amortization

of acquired intangibles, the acquisition

and integration charges related to
the Schwab transaction, and the Bank’s share of restructuring and other charges incurred by Schwab.

The Bank’s share of Schwab’s earnings available to
common shareholders is reported with

a one-month lag. For further details, refer

to Note 7 of the Bank’s third quarter 2024 Interim

Consolidated Financial
Statements.
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with

an initial expiration
date of July 1, 2031. Under the 2019 Schwab

IDA Agreement, starting July 1, 2021, Schwab

had the option to reduce the deposits by up

to US$10 billion per year
(subject to certain limitations and adjustments),

with a floor of US$50 billion. In addition, Schwab

requested some further operational flexibility

to allow for the
sweep deposit balances to fluctuate over

time, under certain conditions and subject to

certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”),

which replaced the
2019 Schwab IDA Agreement. Pursuant

to the 2023 Schwab IDA Agreement, the Bank

continues to make sweep deposit accounts

available to clients of Schwab.
Schwab designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits over

FROA are designated as floating-
rate obligations. In comparison to the 2019

Schwab IDA Agreement, the 2023 Schwab

IDA Agreement extends the initial expiration

date by three years to
July 1, 2034 and provides for lower deposit balances

in its first six years,

followed by higher balances in the later

years. Specifically, until September 2025, the
aggregate FROA will serve as the floor. Thereafter, the floor will be set at

US$60 billion. In addition, Schwab has the

option to buy down up to $6.8 billion
(US$5 billion)

of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab

IDA Agreement, subject to certain limits. Refer

to the “Related Party
Transactions” section in the 2023 MD&A for further details.
During the first quarter of 2024, Schwab exercised

its option to buy down the remaining $0.7

billion (US$0.5 billion) of the US$5 billion

FROA buydown
allowance and paid $32 million (US$23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By the

end of the first quarter
of 2024, Schwab

had completed its buy down of the

full US$5 billion FROA buydown allowance

and had paid a total of $337 million (US$250

million) in termination
fees to the Bank. The fees were intended to

compensate the Bank for losses incurred

from discontinuing certain hedging relationships

and for lost revenues. The
net impact was recorded in net interest income.
The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net interest income $ 7,579 $ 7,465 $ 7,289 $ 22,532 $ 22,450
Non-interest income 1 6,597 6,354 5,625 19,177 15,062
Total revenue
1
14,176 13,819 12,914 41,709 37,512
Provision for (recovery of) credit losses 1,072 1,071 766 3,144 2,055
Insurance service expenses 1 1,669 1,248 1,386 4,283 3,668
Non-interest expenses 1 11,012 8,401 7,359 27,443 22,227
Income before income taxes and share

of net income from
investment in Schwab 1 423 3,099 3,403 6,839 9,562
Provision for (recovery of) income taxes 1 794 729 704 2,157 2,502
Share of net income from investment in

Schwab
190 194 182 525 708
Net income (loss) – reported
1
(181) 2,564 2,881 5,207 7,768
Preferred dividends and distributions on other

equity instruments
69 190 74 333 367
Net income (loss) attributable to common

shareholders
1
$ (250) $ 2,374 $ 2,807 $ 4,874 $ 7,401
1

For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s third quarter 2024 Interim
Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “Significant

and Subsequent Events”
or “How We Performed”

sections.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Operating results – adjusted
Net interest income 1 $ 7,641 $ 7,529 $ 7,364 $ 22,715 $ 22,836
Non-interest income 1,2,3 6,597 6,354 5,784 19,177 15,959
Total revenue 2 14,238 13,883 13,148 41,892 38,795
Provision for (recovery of) credit losses 1,072 1,071 766 3,144 2,055
Insurance service expenses 2 1,669 1,248 1,386 4,283 3,668
Non-interest expenses 2,4 7,208 7,084 6,730 21,417 19,529
Income before income taxes and share

of net income from
investment in Schwab 4,289 4,480 4,266 13,048 13,543
Provision for income taxes 868 920 845 2,660 2,872
Share of net income from investment in

Schwab
5 225 229 228 684 839
Net income – adjusted 2 3,646 3,789 3,649 11,072 11,510
Preferred dividends and distributions on other

equity instruments
69 190 74 333 367
Net income available to common shareholders

– adjusted
3,577 3,599 3,575 10,739 11,143
Pre-tax adjustments for items of note
Amortization of acquired intangibles 6 (64) (72) (88) (230) (221)
Acquisition and integration charges related

to the Schwab transaction
4,5 (21) (21) (54) (74) (118)
Share of restructuring and other charges

from investment in Schwab
5 – – – (49) –
Restructuring charges 4 (110) (165) – (566) –
Acquisition and integration-related charges 4 (78) (102) (143) (297) (237)
Charges related to the terminated FHN acquisition 4 – – (84) – (344)
Payment related to the termination of the

FHN transaction
4 – – (306) – (306)
Impact from the terminated FHN acquisition-related
capital hedging strategy 1 (62) (64) (177) (183) (1,187)
Impact of retroactive tax legislation on payment

card clearing services
3 – – (57) – (57)
Civil matter provision/Litigation settlement 3,4 – (274) – (274) (1,642)
FDIC special assessment 4 – (103) – (514) –
Provision for investigations related to the

Bank’s AML program
4 (3,566) (615) – (4,181) –
Less: Impact of income taxes
Amortization of acquired intangibles (8) (10) (13) (33) (33)
Acquisition and integration charges related

to the Schwab transaction
(3) (5) (10) (14) (20)
Restructuring charges (29) (43) – (150) –
Acquisition and integration-related charges (18) (22) (38) (64) (53)
Charges related to the terminated FHN acquisition – – (21) – (85)
Impact from the terminated FHN acquisition-related
capital hedging strategy (16) (16) (43) (46) (292)
Impact of retroactive tax legislation on payment

card clearing services
– – (16) – (16)
Civil matter provision/Litigation settlement – (69) – (69) (456)
FDIC special assessment – (26) – (127) –
Canada Recovery Dividend (CRD) and

federal tax rate

increase for fiscal 2022 7 – – – – 585
Total adjustments for items of note (3,827) (1,225) (768) (5,865) (3,742)
Net income (loss) attributable to common

shareholders – reported
$ (250) $ 2,374 $ 2,807 $ 4,874 $ 7,401
1
Prior to May 4, 2023, the impact shown covers periods before the termination of the FHN transaction and includes the following components, reported in the Corporate segment: i) mark-to-market gains
(losses) on interest rate swaps recorded in non-interest income – Q3 2023: ($125) million, 2023 YTD: ($1,386) million ii) basis adjustment amortization related to de-designated fair value hedge accounting relationships, recorded in net interest income – Q3 2023: $11 million, 2023 YTD: $262 million and iii) interest income (expense) recognized on the interest rate swaps, reclassified from non-
interest income to net interest income with no impact to total adjusted net income – Q3 2023: $23 million, 2023 YTD: $585 million. After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income – Q3 2024: ($62) million, Q2 2024: ($64) million, 2024 YTD: ($183) million, Q3 2023: ($63) million, 2023 YTD: ($63) million.

2
For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim Consolidated Financial
Statements for further details.
3

Adjusted non-interest income excludes the following items of note:
i. Stanford litigation settlement – 2023 YTD: $39 million. This reflects the foreign exchange loss and is reported in the Corporate segment; and
ii. Impact of retroactive tax legislation on payment card clearing services – Q3 2023: $57 million, reported in the Corporate segment.
4
Adjusted non-interest expenses exclude the following items of note:
i. Amortization of acquired intangibles – Q3 2024: $34 million, Q2 2024: $42 million, 2024 YTD: $139 million, Q3 2023: $58 million, 2023 YTD:

$131 million, reported in the Corporate segment;
ii. The Bank’s own acquisition and integration charges related to the Schwab transaction – Q3 2024: $16 million, Q2 2024: $16 million, 2024 YTD: $55 million, Q3 2023: $38 million, 2023 YTD:
$77 million, reported in the Corporate segment;
iii. Restructuring charges – Q3 2024: $110 million, Q2 2024: $165 million, 2024 YTD: $566 million, reported in the Corporate segment;

iv. Acquisition and

integration-related charges – Q3 2024: $78 million, Q2 2024: $102 million, 2024 YTD: $297 million, Q3 2023: $143 million, 2023 YTD: $237 million, reported in the Wholesale
Banking segment;

v. Charges

related to the terminated FHN acquisition – Q3 2023: $84 million, 2023 YTD: $344 million, reported in the U.S. Retail segment;
vi. Payment related to the termination of the First Horizon transaction – Q3 2023: $306 million, reported in the Corporate segment;
vii. Civil matter provision/Litigation settlement – Q2 2024: $274 million, 2024 YTD $274 million in respect of a civil matter, 2023 YTD: $1,603 million in respect of the Stanford litigation settlement, reported in the Corporate segment;
viii. FDIC special assessment – Q2 2024: $103 million,

2024 YTD: $514 million, reported in the U.S. Retail segment; and
ix. Provision for investigations related to the Bank’s AML program – Q3 2024: $3,566 million, Q2 2024: $615 million, 2024 YTD: $4,181 million, reported in the U.S. Retail segment.

5
Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of these items is reported in the Corporate segment:
i. Amortization of Schwab-related acquired intangibles – Q3 2024: $30 million, Q2 2024: $30 million, 2024 YTD: $91 million, Q3 2023: $30 million, 2023 YTD: $90 million;
ii. The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q3 2024: $5 million, Q2 2024: $5 million, 2024 YTD: $19 million,
Q3 2023: $16 million, 2023 YTD:

$41 million;
iii. The Bank’s share of restructuring charges incurred by Schwab – 2024 YTD: $27 million; and
iv. The

Bank’s share of the FDIC special assessment charge incurred by Schwab – 2024 YTD: $22 million.
6
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and 5 for amounts.
7

CRD and impact from increase in the Canadian federal tax rate for fiscal 2022 recognized in the first quarter of 2023, reported in the Corporate segment.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Basic earnings (loss) per share – reported
2
$ (0.14) $ 1.35 $ 1.53 $ 2.77 $ 4.05
Adjustments for items of note 2.19 0.69 0.42 3.32 2.05
Basic earnings per share – adjusted 2 $ 2.05 $ 2.04 $ 1.95 $ 6.09 $ 6.10
Diluted earnings (loss) per share – reported 2 $ (0.14) $ 1.35 $ 1.53 $ 2.76 $ 4.04
Adjustments for items of note 2.19 0.69 0.42 3.32 2.05
Diluted earnings per share – adjusted
2
$ 2.05 $ 2.04 $ 1.95 $ 6.09 $ 6.09
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
2

For the three and nine months ended July 31, 2024, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim
Consolidated Financial Statements for further details.
TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Schwab 1 $ 30 $ 30 $ 30 $ 91 $ 90
Wholesale Banking related intangibles 20 27 37 89 71
Other 6 5 8 17 27
Included as items of note 56 62 75 197 188
Software and asset servicing rights 115 104 90 315 272
Amortization of intangibles, net of income

taxes
$ 171 $ 166 $ 165 $ 512 $ 460
1

Included in Share of net income from investment in Schwab.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income attributable

to common shareholders as a percentage of average

allocated capital. The
Bank’s methodology for allocating capital to its

business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated
to the business segments was increased

to 11.5% Common Equity Tier 1 (CET1) Capital effective the first quarter of 2024,

compared with 11% in fiscal 2023.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Average common equity $ 100,677 $ 101,137 $ 102,750 $ 100,523 $ 101,832
Net income (loss) attributable to common

shareholders – reported
1
(250) 2,374 2,807 4,874 7,401
Items of note, net of income taxes 3,827 1,225 768 5,865 3,742
Net income available to common shareholders

– adjusted
1
$ 3,577 $ 3,599 $ 3,575 $ 10,739 $ 11,143
Return on common equity – reported 1 (1.0) % 9.5% 10.8% 6.5% 9.7%
Return on common equity – adjusted 1 14.1 14.5 13.8 14.3 14.6
1

For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim
Consolidated Financial Statements for further details.
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Average common equity $ 100,677 $ 101,137 $ 102,750 $ 100,523 $ 101,832
Average goodwill 18,608 18,380 18,018 18,403 17,788
Average imputed goodwill and intangibles on
investments in Schwab 6,087 6,051 6,058 6,066 6,123
Average other acquired intangibles 1 544 574 683 578 569
Average related deferred tax liabilities (228) (228) (132) (230) (165)
Average tangible common equity 75,666 76,360 78,123 75,706 77,517
Net income (loss) attributable to common

shareholders – reported
2 (250) 2,374 2,807 4,874 7,401
Amortization of acquired intangibles, net of income

taxes
56 62 75 197 188
Net income (loss) attributable to common

shareholders adjusted for
amortization of acquired intangibles,

net of income taxes
2 (194) 2,436 2,882 5,071 7,589
Other items of note, net of income taxes 3,771 1,163 693 5,668 3,554
Net income available to common shareholders

– adjusted
2 $ 3,577 $ 3,599 $ 3,575 $ 10,739 $ 11,143
Return on tangible common equity 2 (1.0) % 13.0% 14.6% 8.9% 13.1%
Return on tangible common equity – adjusted 2 18.8 19.2 18.2 18.9 19.2
1

Excludes intangibles relating to software and asset servicing rights.
2

For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim
Consolidated Financial Statements for further details.
IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact

of foreign currency translation on key

U.S. Retail segment income statement items.

The impact is calculated as
the difference in translated earnings using the average

U.S. to Canadian dollars exchange rates in the

periods noted.

TABLE 8: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31, 2024 vs. July 31, 2024 vs.
July 31, 2023 July 31, 2023
Increase (Decrease) Increase (Decrease)
U.S. Retail Bank
Total revenue – reported $ 92 $ 109
Total revenue – adjusted 1 92 109
Non-interest expenses – reported 143 155
Non-interest expenses – adjusted 1 50 59
Net income (loss) – reported, after-tax (63) (60)
Net income – adjusted, after-tax 1 29 34
Share of net income from investment in

Schwab
2 3 4
U.S. Retail segment net income (loss) –

reported, after-tax
(60) (56)
U.S. Retail segment net income – adjusted,

after-tax
1 32 38
Earnings (loss) per share (Canadian dollars)
Basic – reported $ (0.03) $ (0.03)
Basic – adjusted 1 0.02 0.02
Diluted – reported (0.03) (0.03)
Diluted – adjusted 1 0.02 0.02
Average foreign exchange rate (equivalent of CAD $1.00) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2024 2023 2024 2023
U.S. dollar $ 0.730 $ 0.750 $ 0.735 $ 0.743
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.
FINANCIAL RESULTS

OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance

for the third quarter of 2024. Shareholder

performance indicators help guide and benchmark

the Bank’s
accomplishments. For the purposes of this

analysis, the Bank utilizes adjusted earnings,

which excludes items of note from the reported

results that are prepared
in accordance with IFRS. Reported and adjusted

results and items of note are explained in “Non-GAAP

and Other Financial Measures” in the “How

We Performed”
section of this document.
●

Adjusted diluted EPS for the nine months ended

July 31, 2024 is flat from the same period

last year.
●

Adjusted ROTCE for the nine months ended

July 31, 2024, was 18.9%.
●

For the twelve months ended July 31,

2024, the total shareholder return was -1.4%

compared to the Canadian peer
3 average of +14.3%.
Net Income
Quarterly comparison – Q3 2024 vs. Q3 2023
Reported net loss for the quarter was $181

million, compared with reported net income

of $2,881 million in the third quarter last

year, primarily reflecting the impact
of the provision for investigations related

to the Bank’s AML program in U.S. Retail, higher

non-interest expenses, higher PCL, and higher

insurance service
expenses, partially offset by higher revenues and

the prior year payment related to the termination

of the First Horizon transaction in

the Corporate segment. On
an adjusted basis, net income for the quarter

was $3,646 million, relatively flat compared

with the third quarter last year.
3

Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and

The Bank of Nova Scotia.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

By segment, the decrease in reported net income

reflects decreases in U.S. Retail of $3,580

million and in Wealth Management and Insurance

of $1 million,
partially offset by increases in the Corporate segment

of $257 million, in Canadian Personal and

Commercial Banking of $217 million, and

in Wholesale Banking of
$45 million.
Quarterly comparison – Q3 2024 vs. Q2 2024

Reported net loss for the quarter was $181

million, compared with reported net income

of $2,564 million in the prior quarter, primarily reflecting the impact of the
provision for investigations related to the Bank’s

AML program in U.S. Retail and higher

insurance service expenses, partially offset

by higher revenues and the
prior quarter impact of a civil matter provision

in the Corporate segment. Adjusted net income

for the quarter decreased $143 million, or 4%.
By segment, the decrease in reported net income

reflects decreases in U.S. Retail of $2,855

million, in Wealth Management and Insurance of

$191 million, and
in Wholesale Banking of $44 million,

partially offset by increases in the Corporate

segment of $212 million and in Canadian Personal

and Commercial Banking of
$133 million.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Reported net income of $5,207 million decreased

$2,561 million, or 33%, compared with

the same period last year. The decrease reflects the impact

of the
provision for investigations related to the Bank’s

AML program in U.S. Retail, higher non-interest

expenses, and higher PCL, partially offset

by higher revenues,
and the prior period impacts of the Stanford litigation

settlement and the terminated FHN acquisition-related

capital hedging strategy in the Corporate segment.
Adjusted net income was $11,072 million, a decrease of $438 million,

or 4%.
By segment, the decrease in reported net income

reflects a decrease in U.S. Retail of $5,083

million, partially offset by increases in the Corporate

segment of
$1,908 million, in Canadian Personal and

Commercial Banking of $387 million, in

Wholesale Banking of $130 million, and

in Wealth Management and Insurance of
$97 million.
Net Interest Income
Quarterly comparison – Q3 2024 vs. Q3 2023
Reported net interest income for the quarter

was $7,579 million, an increase of $290

million, or 4%, compared with the

third quarter last year, primarily reflecting
volume growth and higher deposit margins

in Canadian Personal and Commercial Banking
, t
he prior period impact of the terminated FHN

acquisition-related
capital hedging strategy in the Corporate

segment, and higher loan volumes in U.S. Retail,

partially offset by lower net interest income

in Wholesale Banking. On
an adjusted basis, net interest income was

$7,641 million, an increase of $277 million,

or 4%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of

$423 million, in U.S. Retail of
$59 million, in Wealth Management and Insurance

of $58 million, and in the Corporate segment

of $46 million, partially offset by a decrease

in Wholesale Banking
of $296 million.
Quarterly comparison – Q3 2024 vs. Q2 2024

Reported net interest income for the quarter

increased $114 million, or 2%, compared

with the prior quarter, primarily reflecting

volume growth in Canadian
Personal and Commercial Banking, and

the impact of fewer days in the prior quarter, partially offset by lower net interest income in Wholesale Banking.

On an
adjusted basis, net interest income increased

$112 million, or 1%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of

$182 million, in U.S. Retail of
$95 million, in the Corporate segment

of $40 million, and in Wealth Management and

Insurance of $12 million, partially offset

by a decrease in Wholesale Banking
of $215 million.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Reported net interest income was $22,532 million,

an increase of $82 million, compared with

the same period last year, reflecting volume

growth and higher
deposit margins in Canadian Personal and Commercial

Banking,

higher loan volumes in U.S. Retail, and

higher deposit margins in Wealth Management,

partially
offset by lower net interest income in Wholesale

Banking, lower deposit volumes in U.S. Retail,

and
t
he prior period impact of the terminated FHN

acquisition-
related capital hedging strategy in the Corporate

segment
. O
n an adjusted basis, net interest income

was $22,715 million, a decrease of $121

million, or 1%.
By segment, the increase in reported net interest

income reflects increases in Canadian

Personal and Commercial Banking of

$1,152 million, in the Corporate
segment of $158 million, and in Wealth Management

and Insurance of $106 million, partially

offset by decreases in Wholesale Banking

of $932 million and in
U.S. Retail of $402 million.
Non-Interest Income
Quarterly comparison – Q3 2024 vs. Q3 2023
Reported non-interest income for the quarter

was $6,597 million, an increase of $972

million, or 17%, compared with the third quarter

last year, primarily reflecting
higher trading-related revenue, lending revenue,

advisory fees, and underwriting fees in

Wholesale Banking and higher insurance premiums.

On an adjusted
basis, non-interest income was $6,597 million,

an increase of $813 million, or 14%.
By segment, the increase in reported non-interest

income reflects increases in Wholesale

Banking of $523 million, in Wealth Management

and Insurance of
$333 million, in the Corporate segment

of $96 million, in U.S. Retail of $10 million,

and in Canadian Personal and Commercial

Banking of $10 million.
Quarterly comparison – Q3 2024 vs. Q2 2024
Non-interest income for the quarter increased

$243 million, or 4%, compared with the prior

quarter, primarily reflecting higher trading-related

revenue in Wholesale
Banking and seasonally higher insurance premiums,

partially offset by the net change in fair value of

loan underwriting commitments recorded

in the prior quarter
in Wholesale Banking.
By segment, the increase in non-interest income

reflects increases in Wealth Management

and Insurance of $223 million, Wholesale

Banking of $70 million, and
in U.S. Retail of $10 million, partially offset

by decreases in the Corporate segment

of $42 million and in Canadian Personal

and Commercial Banking of
$18 million.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Reported non-interest income was $19,177

million, an increase of $4,115 million, or 27%, compared with the same period last year, primarily reflecting higher
interest rate and credit trading-related revenue,

lending revenue, advisory, and underwriting fees in Wholesale

Banking, the prior period impact of

the terminated
FHN acquisition-related capital hedging

strategy in the Corporate segment, higher insurance

premiums, and fee-based revenue commensurate

with market growth
and transaction revenue in Wealth Management.

Adjusted non-interest income was $19,177

million, an increase of $3,218 million, or 20%.
By segment, the increase in reported non-interest

income reflects increases in Wholesale

Banking of $2,117 million, in the Corporate segment of $1,032 million,
in Wealth Management and Insurance of $818

million, in U.S. Retail of $137 million, and

in Canadian Personal and Commercial

Banking of $11 million.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Provision for Credit Losses
Quarterly comparison – Q3 2024 vs. Q3 2023
PCL for the quarter was $1,072 million, an increase

of $306 million compared with the third

quarter last year. PCL – impaired was $920 million, an

increase of
$257 million, or 39%, largely reflecting

credit migration in the consumer and Wholesale

lending portfolios.

PCL – performing was $152 million, an increase

of
$49 million. The performing provisions this quarter

largely reflect current credit conditions

including some further credit migration in

the commercial and Canadian
consumer lending portfolios.

Total PCL for the quarter as an annualized percentage of credit volume was 0.46%.

By segment, PCL was higher by $129

million in U.S. Retail, by $93 million in Wholesale

Banking, by $56 million in Canadian Personal

and Commercial
Banking, and by $28 million in the Corporate

segment.

Quarterly comparison – Q3 2024 vs. Q2 2024

PCL for the quarter was $1,072 million, an increase

of $1 million compared with the prior quarter. PCL – impaired was $920 million, an increase of $50

million, or
6%, largely reflecting credit migration in the

Wholesale segment, partially offset by lower provisions

in the Canadian commercial and consumer

lending portfolios.
PCL – performing was $152 million, a decrease

of $49 million. The performing provisions

this quarter largely reflect current credit

conditions including some further
credit migration in the commercial and

Canadian consumer lending portfolios. Total PCL for the quarter as an annualized percentage of credit volume was 0.46%.

By segment, PCL was higher by $63 million in

Wholesale Banking,

and lower by $32 million in Canadian Personal

and Commercial Banking,

by $28 million in
the Corporate segment,

and by $2 million in U.S. Retail.

Year-to-date comparison – Q3 2024 vs. Q3 2023
PCL was $3,144 million, an increase

of $1,089 million compared with the

same period last year. PCL – impaired

was $2,724 million, an increase of

$957 million,
reflecting credit migration in the consumer,

commercial,

and Wholesale lending portfolios.

PCL – performing was $420 million,

an increase of $132 million. The
current year performing provisions reflect

credit conditions including credit migration,

and volume growth.

Total PCL as an annualized

percentage of credit volume
was 0.46%.
By segment, PCL was higher in U.S. Retail

by $504 million, in Canadian Personal and

Commercial Banking by $372 million, in

Wholesale Banking by
$114

million, in the Corporate segment by $100

million, and lower in Wealth Management and Insurance

by $1 million.
TABLE 9: PROVISION FOR CREDIT LOSSES
1
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Provision for (recovery of) credit losses

– Stage 3 (impaired)
Canadian Personal and Commercial

Banking
$ 338 $ 397 $ 285 $ 1,099 $ 739
U.S. Retail 331 311 259 1,019 657
Wealth Management and Insurance – – – – 1
Wholesale Banking 109 (1) 10 113 16
Corporate
2
142 163 109 493 354
Total provision for (recovery of) credit losses – Stage 3 920 870 663 2,724 1,767
Provision for (recovery of) credit losses

– Stage 1
and Stage 2 (performing)
Canadian Personal and Commercial

Banking
97 70 94 226 214
U.S. Retail 47 69 (10) 124 (18)
Wealth Management and Insurance – – – – –
Wholesale Banking 9 56 15 70 53
Corporate
2
(1) 6 4 – 39
Total provision for (recovery of) credit losses – Stage 1
and Stage 2 152 201 103 420 288
Total provision for (recovery of) credit losses $ 1,072 $ 1,071 $ 766 $ 3,144 $ 2,055
-
1

Includes PCL for off-balance sheet instruments.
2

Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance Service Expenses

Quarterly comparison – Q3 2024 vs. Q3 2023
Insurance service expenses for the quarter

were $1,669 million, an increase of $283

million, or 20%, compared with the third quarter

last year, primarily reflecting
increased claims severity, less favourable prior years’ claims development and larger impact of severe

weather-related events.
Quarterly comparison – Q3 2024 vs. Q2 2024
Insurance service expenses for the quarter

increased $421 million, or 34%, compared

with the prior quarter, reflecting more severe weather-related events,
increased claims severity, seasonally higher claims and less favourable prior years’ claims development.
Yearto-date

comparison – Q3 2024 vs. Q3 2023
Insurance service expenses were $4,283

million, an increase of $615 million, or 17%,

compared with the same period last year, primarily reflecting increased
claims severity,

less favourable prior years’ claims development

and larger impact of severe weather-related

events.
Non-Interest Expenses and Efficiency

Ratio
Quarterly comparison – Q3 2024 vs. Q3 2023
Reported non-interest expenses were $11,012 million, an increase of

$3,653 million, or 50%, compared with

the third quarter last year, primarily reflecting the
impact of the provision for investigations related

to the Bank’s AML program in U.S. Retail, investments

in risk and control infrastructure, higher employee-related
expenses, and restructuring charges,

partially offset by a prior year payment related

to termination of the First Horizon transaction

in the Corporate segment. On
an adjusted basis, non-interest expenses

were $7,208 million, an increase of $478

million, or 7%.
By segment, the increase in reported non-interest

expenses reflects increases in U.S.

Retail of $3,526 million, in Wealth Management and

Insurance of
$125 million, in Canadian Personal and

Commercial Banking of $72 million, and

in Wholesale Banking of $63 million, partially

offset by a decrease in the
Corporate segment of $133 million.
The Bank’s reported efficiency ratio was 77.7%, compared

to 57.0% in the third quarter last year. The Bank’s adjusted efficiency ratio, net of ISE was 57.3%,
compared with 57.2% in the third quarter last

year.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Quarterly comparison – Q3 2024 vs.

Q2 2024
Reported non-interest expenses increased

$2,611 million, or 31%, compared with the prior quarter, primarily reflecting the impact of the provision for investigations
related to the Bank’s AML program in U.S.

Retail and higher investments in risk and

control infrastructure,

partially offset by the prior quarter impact of

a civil
matter provision in the Corporate segment and lower

employee-related expenses.

Adjusted non-interest expenses increased

$124 million, or 2%.
By segment, the increase in reported non-interest

expenses reflects increases in U.S.

Retail of $2,901 million, in Wealth Management

and Insurance of
$77 million, and in Canadian Personal and

Commercial Banking of $10 million, partially

offset by decreases in the Corporate segment of

$257 million and in
Wholesale Banking of $120 million.
The Bank’s reported efficiency ratio was 77.7%, compared

with 60.8% in the prior quarter. The Bank’s adjusted efficiency ratio, net of

ISE was 57.3%,
compared with 56.1% in the prior quarter.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Reported non-interest expenses of $27,443

million increased $5,216 million, or 23%,

compared with the same period last year, primarily reflecting the impact of
the provision for investigations related to the Bank’s

AML program in U.S. Retail,

higher employee-related expenses,

including TD Cowen, restructuring charges

in
the Corporate segment,

FDIC special assessment in U.S. Retail, and

investments in risk and control infrastructure

in the current period, partially offset by

the prior
period impacts of the Stanford litigation

settlement and payment related to termination

of the First Horizon transaction in the Corporate

segment. On an adjusted
basis, non-interest expenses were $21,417

million, an increase of $1,888 million, or 10%.
By segment, the increase in reported non-interest

expenses reflects increases in U.S.

Retail of $4,471 million, in Wholesale Banking

of $921 million, in
Canadian Personal and Commercial

Banking of $247 million, and in Wealth Management

and Insurance of $227 million, partially

offset by a decrease in the
Corporate segment of $650 million.

The Bank’s reported efficiency ratio was 65.8%, compared

with 59.3% in the same period last year. The Bank’s adjusted efficiency ratio, net of ISE was 56.9%,
compared with 55.6% in the same period last

year.

Income Taxes

The Bank’s effective income tax rate on a reported

basis was 187.7% for the current quarter, compared

with 20.7% in the third quarter last year and 23.5% in

the
prior quarter. The high rate in the current quarter reflects the tax impact of the non-deductible provision

for investigations related to the Bank’s AML program.
To allow for an after-tax calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting

the taxes for each item of note using
the statutory income tax rate of the applicable

legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes as

a
percentage of adjusted net income before

taxes. The Bank’s adjusted effective income tax rate

was 20.2% for the current quarter, compared with 19.8% in

the
third quarter

last year and 20.5% in the prior quarter. The year-over-year increase primarily reflects lower tax exempt

dividend income in the current quarter and
the recognition of historical tax losses at a higher

Canadian tax rate in the prior year. The quarter over quarter change primarily reflects earnings mix.
TABLE 10: INCOME TAXES – Reconciliation of Reported to Adjusted Provision for

Income Taxes
(millions of Canadian dollars, except as noted) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Income taxes at Canadian statutory income
tax rate

$ 118 27.8% $ 861 27.8% $ 944 27.7% $ 1,899 27.8% $ 2,653 27.7%
Increase (decrease) resulting from:
Dividends received (3) (0.8) (3) (0.1) (28) (0.8) (25) (0.4) (81) (0.8)
Rate differentials on international operations
1
698 165.2 (124) (4.0) (267) (7.8) 303 4.4 (711) (7.4)
Other (19) (4.5) (5) (0.2) 55 1.6 (20) (0.3) 641 6.7
Provision for income taxes and effective

income tax rate – reported
2
$ 794 187.7% $ 729 23.5% $ 704 20.7% $ 2,157 31.5% $ 2,502 26.2%
Total adjustments for items of note 74 191 141 503 370
Provision for income taxes and effective

income tax rate – adjusted
2
$ 868 20.2% $ 920 20.5% $ 845 19.8% $ 2,660 20.4% $ 2,872 21.2%
1

These amounts reflect tax credits as well as international earnings mix.
2

For the three and nine months ended July 31 2023, certain amounts have been restated for the adoption of IFRS

17. Refer to Note 2 of the Bank’s third quarter 2024 Interim Consolidated
Financial Statements for further details.
Canadian Tax Measures
Bill C-59 was substantively enacted on May

28, 2024 and received royal assent on

June 20, 2024. The legislation advances

certain tax measures originally
introduced in the Canadian Federal budget

presented on March 28, 2023. In particular, Bill C-59 denies the dividend received deduction in respect of

dividends
received by certain financial institutions on

shares that are mark-to-market property, subject to a minor

carve out for dividends on certain preferred

shares, as well
as imposes a 2% tax on the net value of

share repurchases by public corporations

in Canada. These measures are effective and have

been implemented by the
Bank as of January 1, 2024.
International Tax Reform – Pillar Two Global Minimum Tax
The Organisation for Economic Co-operation

and Development (OECD)

published Pillar Two model rules as part of its efforts toward international tax reform. The
Pillar Two model rules provide for the implementation of a 15%

global minimum tax for large multinational

enterprises, which is to be applied on a

jurisdiction-by-
jurisdiction basis. Pillar Two legislation was enacted in

Canada on June 20, 2024 under Bill C-69,

which includes the
Global Minimum Tax Act

addressing the Pillar
Two model rules. The rules will be effective for the Bank for the fiscal year beginning on November 1,

2024. Similar legislation has also passed

in other
jurisdictions in which the Bank operates.

The Bank is currently assessing the impact

of the new legislation.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

ECONOMIC SUMMARY AND OUTLOOK

The global economy remains on track to

slow modestly in calendar 2024, reflecting the

impact of past interest rate increases. Inflation

across the G-7 has cooled
as a result, and many central banks have

started to lower interest rates. However, TD Economics expects future interest rate reductions to be gradual,

with central
banks vigilant on inflation risks. In addition, the

evolution of geopolitical risks maintains a degree

of uncertainty on both the economic

outlook and the inflation
trajectory.
The U.S. economy has downshifted from

a rapid 4% annualized pace of growth

in the second half of calendar 2023 to a

solid 2% pace in the first half of 2024.
Slower growth is largely a result of cooler

consumer spending, as elevated borrowing

costs and slower growth in real income pinch

consumers. In contrast,
business investment has gained momentum

through the first half of calendar 2024.

Based on the July 2024 data, a softening

U.S. job market has lifted the unemployment

rate to 4.3%. However, this can still be characterized as a

normalization
following tight conditions that persisted for longer

than expected after the pandemic. So

far, the U.S. economy carries the markings of a “soft landing”

that is
allowing inflation pressures to gradually drift

lower, which should pave the way for interest rate cuts

in September.
TD Economics expects the U.S. Federal

Reserve will lower interest rates from the

current restrictive level of 5.25-5.50% to 4.50-4.75%

by the end of calendar
2024. This means that interest rates

are still expected to weigh on demand through

the year.
In contrast, Canada’s economy had slowed notably

in calendar 2023, but strong population

growth has lifted economic growth in the first

half of 2024. Strong
population growth has also contributed to labour

force growth outpacing job creation,

taking the unemployment rate higher and cooling

labour market conditions.
The unemployment rate was 6.4% in July, above its pre-pandemic level, but still below its long-run average.

TD Economics expects economic momentum

to pick
up in the second half of the year boosted

by demographics and lower interest rates,

but to remain modest overall.

As a result of favourable inflation dynamics

alongside a softening economy, the Bank of Canada has

cut interest rates twice, taking the overnight

rate to 4.50%
in July. TD Economics expects the Bank of Canada to lower interest rates gradually, to 3.75% by the end of calendar 2024. With interest rates differentials
between Canada and the U.S. holding roughly

steady, TD Economics expects the Canadian dollar will hover in the 72 to 76 U.S. cent range over the next

few
quarters.

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments: Canadian
Personal and Commercial Banking, U.S.

Retail, Wealth Management and Insurance, and

Wholesale Banking. The Bank’s other activities are

grouped into the
Corporate segment.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2023 MD&A, and Note 28

of
the Bank’s Consolidated Financial Statements

for the year ended October 31, 2023. Effective

the first quarter of 2024, certain asset

management businesses
which were previously reported in the

U.S. Retail segment are now reported in the

Wealth Management and Insurance segment.

Comparative period information
has been adjusted to reflect the new alignment.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $27

million, compared with
$4 million in the prior quarter and $40 million in

the third quarter last year.
Share of net income from investment in

Schwab is reported in the U.S. Retail

segment. Amounts for amortization of acquired

intangibles,

the acquisition and
integration charges related to the Schwab

transaction,

and the Bank’s share of restructuring and

other charges incurred by Schwab are recorded

in the Corporate
segment.
TABLE 11: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net interest income $ 3,994 $ 3,812 $ 3,571 $ 11,639 $ 10,487
Non-interest income 1,009 1,027 999 3,087 3,076
Total revenue 5,003 4,839 4,570 14,726 13,563
Provision for (recovery of) credit losses –

impaired
338 397 285 1,099 739
Provision for (recovery of) credit losses –

performing
97 70 94 226 214
Total provision for (recovery of) credit losses 435 467 379 1,325 953
Non-interest expenses 1,967 1,957 1,895 5,908 5,661
Provision for (recovery of) income taxes 729 676 641 2,097 1,940
Net income $ 1,872 $ 1,739 $ 1,655 $ 5,396 $ 5,009
Selected volumes and ratios
Return on common equity
1
34.1% 32.9% 35.4% 33.9% 37.5%
Net interest margin (including on securitized

assets)
2
2.81 2.84 2.74 2.83 2.76
Efficiency ratio 39.3 40.4 41.5 40.1 41.7
Number of Canadian retail branches 1,060 1,062 1,060 1,060 1,060
Average number of full-time equivalent staff 28,465 29,053 29,172 28,929 28,925
1

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Quarterly comparison – Q3 2024 vs. Q3 2023
Canadian Personal and Commercial

Banking net income for the quarter was

$1,872 million, an increase of $217

million, or 13%, compared with the third quarter
last year, reflecting higher revenue, partially offset by higher non-interest expenses and PCL. The annualized ROE

for the quarter was 34.1%, compared

with
35.4% in the third quarter last year.
Revenue for the quarter was $5,003

million, an increase of $433

million, or 9%, compared with the third quarter

last year. Net interest income was
$3,994 million, an increase of $423 million, or

12%, primarily reflecting volume growth

and higher deposit margins.

Average loan volumes increased $33 billion, or
6%, reflecting 6% growth in personal loans and

7% growth in business loans. Average deposit

volumes increased $22 billion, or 5%, reflecting

7% growth in
personal deposits and 2% growth in business

deposits. Net interest margin was 2.81%,

an increase of 7 basis points (bps), primarily

due to higher margins on
deposits, partially offset by lower margins on loans

and changes to balance sheet mix reflecting

the transition of Bankers’

Acceptances

to Canadian Overnight
Repo Rate Average (CORRA)-based loans.

Non-interest income was $1,009 million, an increase

of $10 million, or 1%, compared with

the third quarter last year.
PCL for the quarter was $435 million, an increase

of $56 million compared with the third quarter

last year. PCL – impaired was $338 million, an increase of
$53 million, or 19%, largely related to credit

migration in the consumer lending portfolios.

PCL – performing was $97 million, an increase

of $3 million. The
performing provisions this quarter largely

reflect credit conditions, including credit

migration in the commercial and consumer

lending portfolios, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.30%,

an increase of 2 bps compared with the

third quarter last year.
Non-interest expenses for the quarter were $1,967

million, an increase of $72 million, or

4%, compared with the third quarter

last year, reflecting higher spend
supporting business growth, including higher

employee-related expenses and technology

costs.
The efficiency ratio for the quarter was 39.3%,

compared with 41.5% in the third quarter

last year.
Quarterly comparison – Q3 2024 vs. Q2 2024
Canadian Personal and Commercial

Banking net income for the quarter was

$1,872 million, an increase of $133

million, or 8%, compared with the prior quarter,
primarily reflecting higher revenue. The annualized

ROE for the quarter was 34.1%, compared

with 32.9% in the prior quarter.
Revenue increased $164

million, or 3%, compared with the prior quarter. Net interest income increased $182 million, or 5%, reflecting

volume growth and two
more days in the third quarter .

Average loan volumes increased $8 billion,

or 1%, reflecting 1% growth in personal

loans and 1% growth in business loans.
Average deposit volumes increased $8 billion, or

2%, reflecting 1% growth in personal deposits

and 3% growth in business deposits. Net

interest margin was
2.81%, a decrease of 3 bps,

primarily due to balance sheet mix, reflecting

the transition of Bankers’

Acceptances

to CORRA-based loans.

Non-interest income
decreased $18 million, or 2%, compared with

the prior quarter, reflecting lower fee revenue.
PCL for the quarter was $435 million, a decrease

of $32 million compared with the prior quarter. PCL – impaired was $338 million, a decrease of $59 million, or
15%, reflecting lower provisions in both the

commercial and consumer lending portfolios.

PCL – performing was $97 million, an increase

of $27 million. The
performing provisions this quarter largely

reflect credit conditions, including

credit migration in the commercial and consumer

lending portfolios, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.30%,

a decrease of 4 bps compared with the prior

quarter.
Non-interest expenses increased $10 million,

or 1% compared with the prior quarter, primarily reflecting

higher technology costs, partially offset by

lower
employee-related expenses .
The efficiency ratio was 39.3%, compared with 40.4%

in the prior quarter.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Canadian Personal and Commercial

Banking net income for the nine months ended

July 31, 2024, was $5,396 million, an increase

of $387 million, or 8%,
compared with the same period last year, reflecting higher

revenue, partially offset by higher PCL and non-interest

expenses. The annualized ROE for the

period
was 33.9%, compared with 37.5%, in

the same period last year.
Revenue for the period was $14,726

million, an increase of $1,163 million, or 9%,

compared with the same period last year. Net interest income was
$11,639

million, an increase of $1,152 million, or 11%, reflecting volume growth and higher deposit margins. Average loan volumes

increased $35 billion, or 7%,
reflecting 6% growth in personal loans and

7% growth in business loans. Average deposit

volumes increased $17 billion, or 4%, reflecting

6% growth in personal
deposits and business deposits were relatively

flat compared with the same period last

year. Net interest margin was 2.83%, an increase of 7 bps, primarily due to
higher margins on deposits, partially offset by

changes to balance sheet mix reflecting

the transition of Bankers’

Acceptances

to CORRA-based loans and lower
margins on loans. Non-interest income

was $3,087 million, relatively flat compared

with the same period last year.
PCL was $1,325 million, an increase of $372

million compared with the same period last

year. PCL – impaired was $1,099 million, an increase of

$360 million,
or 49%, reflecting credit migration in the

consumer and commercial lending portfolios.

PCL – performing was $226 million, an increase

of $12 million. The current
year performing provisions largely reflect

current credit conditions, including credit

migration in the consumer and commercial lending

portfolios, and volume
growth. Total PCL as an annualized percentage of credit volume was 0.31%,

an increase of 7 bps compared with the

same period last year.
Non-interest expenses were $5,908 million,

an increase of $247 million, or 4%,

compared with the same period last year, reflecting higher

spend supporting
business growth, including higher employee-related

expenses and technology costs
,
partially offset by higher non-credit provisions

in the second quarter last year.
The efficiency ratio was 40.1%, compared with 41.7%,

for the same period last year.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 12: U.S. RETAIL
(millions of dollars, except as noted) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
Canadian Dollars 2024 2024 2023 2024 2023
Net interest income $

2,936
$

2,841
$

2,877
$

8,676
$

9,078
Non-interest income

616

606

606

1,826

1,689
Total revenue

3,552

3,447

3,483

10,502

10,767
Provision for (recovery of) credit losses –

impaired

331

311

259

1,019

657
Provision for (recovery of) credit losses –

performing

47

69
(10)

124
(18)
Total provision for (recovery of) credit losses

378

380

249

1,143

639
Non-interest expenses – reported

5,498

2,597

1,972

10,505

6,034
Non-interest expenses – adjusted
1,2

1,932

1,879

1,888

5,810

5,690
Provision for (recovery of) income taxes – reported

129

73

148

197

541
Provision for (recovery of) income taxes – adjusted 1

129

99

169

324

626
U.S. Retail Bank net income (loss) – reported (2,453)

397

1,114
(1,343)

3,553
U.S. Retail Bank net income – adjusted 1

1,113

1,089

1,177

3,225

3,812
Share of net income from investment in

Schwab
3,4

178

183

191

555

742
Net income (loss) – reported $ (2,275) $

580
$

1,305
$ (788) $

4,295
Net income – adjusted 1

1,291

1,272

1,368

3,780

4,554
U.S. Dollars
Net interest income $

2,144
$

2,094
$

2,155
$

6,379
$

6,744
Non-interest income

450

446

454

1,342

1,256
Total revenue

2,594

2,540

2,609

7,721

8,000
Provision for (recovery of) credit losses –

impaired

242

229

193

750

488
Provision for (recovery of) credit losses –

performing

34

51
(8)

91
(14)
Total provision for (recovery of) credit losses

276

280

185

841

474
Non-interest expenses – reported

4,011

1,909

1,478

7,699

4,483
Non-interest expenses – adjusted 1,2

1,411

1,384

1,415

4,274

4,229
Provision for (recovery of) income taxes – reported

94

54

111

145

402
Provision for (recovery of) income taxes – adjusted 1

94

73

126

238

464
U.S. Retail Bank net income (loss) – reported (1,787)

297

835
(964)

2,641
U.S. Retail Bank net income – adjusted 1

813

803

883

2,368

2,833
Share of net income from investment in

Schwab
3,4

129

136

142

409

549
Net income (loss) – reported $ (1,658) $

433
$

977
$ (555) $

3,190
Net income – adjusted
1

942

939

1,025

2,777

3,382
Selected volumes and ratios
Return on common equity – reported 5 (19.8) %

5.4
%

12.7
% (2.3) %

14.1
%
Return on common equity – adjusted
1,5

11.3

11.7

13.3

11.4

15.0
Net interest margin 1,6

3.02

2.99

3.00

3.01

3.18
Efficiency ratio – reported

154.6

75.2

56.7

99.7

56.0
Efficiency ratio – adjusted 1

54.4

54.5

54.2

55.4

52.9
Assets under administration (billions of U.S.

dollars)
7 $

41
$

40
$

40
$

41
$

40
Assets under management (billions of U.S.

dollars)
7,8

8

7

8

8

8
Number of U.S. retail stores

1,150

1,167

1,171

1,150

1,171
Average number of full-time equivalent staff

27,627

27,957

28,375

27,855

28,119
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

Adjusted non-interest expenses exclude the following items of note:
i.

Charges related to the terminated First Horizon acquisition – Q3 2023: $84 million or US$63 million ($63 million or

US$48 million after-tax), 2023 YTD: $344 million or US$254 million
($259 million or US$192 million after-tax);

ii.

FDIC special assessment – Q2 2024: $103 million or US$75 million ($77 million or US$56 million after-tax), 2024

YTD: $514 million or US$375 million ($387 million or
US$282 million after-tax); and
iii.

Provision for investigations related to the Bank’s AML program – Q3 2024: $3,566 million or US$2,600 million (before and after tax), Q2 2024: $615 million or US$450 million (before and after tax), 2024

YTD: $4,181 million or US$3,050 million (before and after tax).
3
The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 of the Bank’s third quarter 2024 Interim Consolidated Financial Statements for further details.
4
The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges,

and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.

5
Capital allocated to the business segment was increased to 11

.5% CET1 Capital effective the first quarter of 2024, compared with 11%

in the prior year.
6
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest

-earning assets. For the U.S. Retail segment, this calculation excludes the impact related to sweep deposits arrangements,

intercompany deposits,

and cash collateral.

The value of tax-exempt interest income is adjusted to its equivalent before-tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets.

Management believes this calculation better reflects segment performance. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.
7
For additional information about this metric, refer to the Glossary of this document.

8
Refer to “How Our Businesses Performed” section regarding alignment of certain asset management businesses from the U.S. Retail segment to the Wealth Management and Insurance segment.
Quarterly comparison – Q3 2024 vs. Q3 2023
U.S. Retail reported net loss for the quarter

was $2,275 million (US$1,658 million),

compared with reported net income of $1,305

million (US$977 million) in the
third quarter last year. On an adjusted basis, net income

for the quarter was $1,291 million (US$942

million), a decrease of $77 million (US$83

million), or
6% (8% in U.S. dollars). The reported and adjusted

annualized ROE for the quarter were (19.8)%

and 11.3%, respectively, compared with 12.7% and 13.3%,
respectively, in the third quarter last year.
U.S. Retail net income includes contributions

from the U.S. Retail Bank and the Bank’s investment

in Schwab. Reported net income

for the quarter from the
Bank’s investment in Schwab was $178 million (US$129

million), a decrease of $13 million (US$13

million), or 7% (9% in U.S. dollars), compared

with the third
quarter last year.
U.S. Retail Bank reported net loss was $2,453

million (US$1,787 million), compared with

reported net income of $1,114 million (US$835 million) in the third
quarter last year, primarily reflecting the impact of the provision for investigations related to the Bank’s AML program.

U.S. Retail Bank adjusted net income was
$1,113 million, a decrease of $64 million, or 5%, compared

with the third quarter last year, reflecting higher PCL and higher non-interest expenses, partially offset
by higher revenue. In U.S. dollars, U.S. Retail

Bank adjusted net income was US$813

million, a decrease of US$70 million, or 8%,

compared with the third quarter
last year, reflecting higher PCL and lower revenue.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Revenue for the quarter was US$2,594 million,

a decrease of US$15 million, or 1%,

compared with the third quarter last year. Net interest income of
US$2,144 million, decreased US$11 million, or 1%, driven by lower deposit volumes and loan margins, partially

offset by higher loan volumes. Net interest margin
of 3.02% increased 2 bps due to higher

deposit margins. Non-interest income of

US$450 million decreased US$4 million,

or 1%, compared with the third quarter
last year.

Average loan volumes increased US$10 billion,

or 5%, compared with the third quarter

last year. Personal loans increased 8%, reflecting strong

mortgage and
auto originations and lower prepayments in the higher

rate environment. Business loans increased

3%, reflecting good originations from

new customer growth and
slower payment rates. Average deposit volumes

decreased US$17 billion, or 5%, reflecting

a 17% decrease in sweep deposits, a 3% decrease

in business
deposits, partially offset by a 3% increase in personal

deposit volumes. Excluding sweep

deposits, average deposits remained relatively

stable.
Assets under administration (AUA) were

US$41 billion as at July 31, 2024, an increase

of US$1 billion, or 3%, compared

with the third quarter last year,
reflecting net asset growth. Assets under

management (AUM) were US$8 billion

as at July 31, 2024, flat compared with

the third quarter last year.
PCL for the quarter was US$276 million,

an increase of US$91 million compared

with the third quarter last year. PCL – impaired was US$242

million, an
increase of US$49 million, or 25%, largely

reflecting credit migration in the consumer

lending portfolios. PCL – performing

was US$34 million compared with a
recovery of US$8 million in the prior

year. The performing provisions this quarter were largely recorded in the commercial lending portfolio, reflecting

credit
conditions, including credit migration. U.S.

Retail PCL including only the Bank’s share

of PCL in the U.S. strategic cards portfolio,

as an annualized percentage of
credit volume was 0.58%, an increase of

17 bps, compared with the third quarter last

year.
Reported non-interest expenses for the quarter

were US$4,011 million, compared with US$1,478 million in the third quarter last year, reflecting the impact of the
provision for investigations related to the Bank’s

AML program, partially offset by the impact

of acquisition and integration-related charges

for the terminated First
Horizon transaction in the third quarter last

year. On an adjusted basis, non-interest expenses were

US$1,411 million, relatively flat compared with the third quarter last year, primarily due to higher operating expenses, offset by ongoing productivity initiatives.
The reported and adjusted efficiency ratios for

the quarter were 154.6% and 54.4%, respectively, compared with

56.7% and 54.2%, respectively, in the third
quarter last year.
Quarterly comparison – Q3 2024 vs. Q2 2024
U.S. Retail reported net loss was $2,275

million (US$1,658 million), compared with reported

net income of $580 million (US$433

million) in the prior quarter. On an
adjusted basis, net income for the quarter

was $1,291 million (US$942 million), an increase

of $19 million (US$3 million), or 1% (relatively

flat in U.S. dollars). The
reported and adjusted annualized ROE

for the quarter were (19.8)% and 11.3%, respectively, compared with 5.4% and 11.7%, respectively, in the prior quarter.

The contribution from Schwab of $178

million (US$129 million) decreased $5

million (US$7 million), or 3% (5% in U.S. dollars),

compared with the prior quarter.

U.S. Retail Bank reported net loss was $2,453

million (US$1,787 million), compared with

reported net income of $397 million

(US$297 million) in the prior
quarter, primarily reflecting the impact of higher provision for investigations related to the Bank’s AML program,

partially offset by the impact of the FDIC special
assessment charge in the prior quarter and

higher net interest income. U.S. Retail Bank

adjusted net income was $1,113 million (US$813 million), an

increase of
$24 million (US$10 million), or 2% (1% in

U.S. dollars), primarily reflecting higher revenue,

partially offset by higher non-interest expenses.

Revenue increased US$54 million, or 2%,

compared with the prior quarter. Net interest income of

US$2,144 million increased US$50 million, or

2%, reflecting
higher deposit margins and loan volumes, partially

offset by lower deposit volumes. Net interest

margin of 3.02% increased 3 bps quarter

over quarter due to
higher deposit margins. Non-interest income

of US$450 million increased US$4

million or 1%, primarily reflecting fee income

growth from increased customer
activity.
Average loan volumes were relatively flat compared

with the prior quarter with personal loans increase

of 1%. Business loans were relatively flat.

Average
deposit volumes decreased US$7 billion, or 2%,

compared with the prior quarter, reflecting a 6% decrease in sweep deposits and a 2% decrease in business
deposits. Personal deposits were relatively

flat.
AUA were US$41 billion as at July 31, 2024,

an increase of $1 billion, or 3%, compared

with the prior quarter. AUM were US$8 billion, an increase

of $1 billion,
or 14%, compared with the prior quarter.
PCL for the quarter was US$276 million,

a decrease of US$4 million compared

with the prior quarter. PCL – impaired was US$242 million, an increase of
US$13 million, or 6%, reflecting credit migration

in the consumer and commercial lending portfolios.

PCL – performing was US$34 million, a

decrease of
US$17 million. The performing provisions this

quarter were largely recorded in the

commercial lending portfolio, reflecting

credit conditions, including credit
migration. U.S. Retail PCL including only

the Bank’s share of PCL in the U.S. strategic cards

portfolio, as an annualized percentage of credit

volume was 0.58%, a
decrease of 2 bps, compared with the prior

quarter.

Reported non-interest expenses for the quarter

were US$4,011 million, compared with reported non-interest expenses of US$1,909 million in the prior quarter,
primarily reflecting the impact of a higher

provision for investigations related to the

Bank’s AML program, and higher operating expenses,

partially offset by the
impact of FDIC special assessment charge

in the prior quarter. On an adjusted basis, non-interest

expenses increased US$27 million, or 2%,

due to higher
operating expenses.
The reported and adjusted efficiency ratios for

the quarter were 154.6% and 54.4%, respectively, compared with

75.2% and 54.5%, respectively, in the prior
quarter.
Year-to-date comparison – Q3 2024 vs. Q3 2023
U.S. Retail reported net loss for the nine months

ended July 31, 2024, was $788 million

(US$555 million), compared with reported

net income of $4,295 million
(US$3,190 million) in the same period last

year. On an adjusted basis, net income for the period

was $3,780 million (US$2,777 million), a decrease

of $774 million
(US$605 million), or 17% (18% in U.S. dollars).

The reported and adjusted annualized ROE

for the period were (2.3)% and 11.4%, respectively, compared with
14.1% and 15.0%, respectively, in the same period last year.

The contribution from Schwab of $555

million (US$409 million), decreased $187 million

(US$140 million), or 25% (26% in

U.S. dollars), compared with the
same period last year.
U.S. Retail Bank reported net loss for the

period was $1,343 million (US$964 million),

compared with reported net income of $3,553

million (US$2,641 million)
in the same period last year, reflecting the impact of the provision for investigations related to the Bank’s AML program,

the impact of the FDIC special assessment
charge, higher PCL and lower net interest income,

partially offset by acquisition and integration-related

charges for the terminated First Horizon

transaction in the
same period last year. U.S. Retail Bank adjusted net income

was $3,225 million (US$2,368 million), a decrease

of $587 million (US$465 million), or 15% (16%

in
U.S. dollars), primarily reflecting higher PCL

and non-interest expenses, and lower

net interest income.

Revenue for the period was US$7,721

million, a decrease of US$279 million, or 3%,

compared with the same period last year. Net interest income of
US$6,379 million decreased US$365

million, or 5%, primarily reflecting lower deposit

margins and volumes, partially offset by higher

loan volumes. Net interest
margin of 3.01%, decreased 17 bps, due to lower

deposit margins reflecting higher deposit

costs. Non-interest income of US$1,342

million increased
US$86 million, or 7%, primarily reflecting

fee income growth from increased

customer activity.

Average loan volumes increased US$13 billion,

or 7%, compared with the same period

last year. Personal loans increased 9% and business loans increased
5%, reflecting good originations and slower

payment rates across portfolios.

Average deposit volumes decreased US$24

billion, or 7%, reflecting a 19% decrease

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

in sweep deposits and a 3% decrease in business

deposits, partially offset by 1% increase in

personal deposit volumes. Excluding sweep deposits,

average
deposits decreased 1%.
PCL was US$841 million, an increase of

US$367 million compared with the same period

last year. PCL – impaired was US$750 million, an increase

of
US$262 million, or 54%, reflecting credit

migration in the consumer and commercial lending

portfolios. PCL – performing was US$91

million, compared with a
recovery of US$14 million in the prior

year. The current year performing provisions largely reflect current credit conditions, including credit

migration, and volume
growth. U.S. Retail PCL including only the

Bank’s share of PCL in the U.S. strategic cards

portfolio, as an annualized percentage of

credit volume was 0.59%, an
increase of 23 bps, compared with the

same period last year.
Reported non-interest expenses for the period

were US$7,699 million, an increase of US$3,216

million, or 72%, compared with the same

period last year,
primarily reflecting the impact of the provision

for investigations related to the Bank’s AML program,

the impact of the FDIC special assessment

charge, and higher
operating expenses, partially offset by the impact

of acquisition and integration-related charges

for the terminated First Horizon transaction in

the same period last
year. On an adjusted basis, non-interest expenses increased

US$45 million, or 1%, reflecting higher operating

expenses, partially offset by ongoing productivity
initiatives.
The reported and adjusted efficiency ratios for

the quarter were 99.7% and 55.4%, respectively, compared with 56.0%

and 52.9%, respectively, for the same
period last year.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates

and Joint Ventures of the Bank’s third quarter 2024

Interim Consolidated Financial Statements

for further information on
Schwab.
TABLE 13: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net interest income $ 316 $ 304 $ 258 $ 905 $ 799
Non-interest income 1 3,033 2,810 2,700 8,693 7,875
Total revenue 3,349 3,114 2,958 9,598 8,674
Provision for (recovery of) credit losses –

impaired
– – – – 1
Provision for (recovery of) credit losses –

performing
– – – – –
Total provision for (recovery of) credit losses – – – – 1
Insurance service expenses 1 1,669 1,248 1,386 4,283 3,668
Non-interest expenses 1 1,104 1,027 979 3,178 2,951
Provision for (recovery of) income taxes 146 218 162 531 545
Net income $ 430 $ 621 $ 431 $ 1,606 $ 1,509
Selected volumes and ratios
Return on common equity 1,2 27.1% 40.8% 29.0% 35.0% 35.5%
Efficiency ratio 1 33.0 33.0 33.1 33.1 34.0
Efficiency ratio, net of ISE 1,3 65.7 55.0 62.3 59.8 58.9
Assets under administration (billions of Canadian

dollars)
4
$ 632 $ 596 $ 559 $ 632 $ 559
Assets under management (billions of Canadian

dollars)
523 489 460 523 460
Average number of full-time equivalent staff 14,887 15,163 16,002 15,145 16,283
1

For the three and nine months ended July 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s

third quarter 2024 Interim
Consolidated Financial Statements for further details.
2

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024, compared with 11%

in the prior year.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q3 2024: $1,680

million, Q2 2024: $1,866 million,
Q3 2023: $1,572 million, 2024 YTD: $5,315 million, 2023 YTD: $5,006 million. Total revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
4

Includes AUA administered by TD Investor Services, which is part of the Canadian Personal and Commercial Banking segment.
Quarterly comparison – Q3 2024 vs. Q3 2023
Wealth Management and Insurance net income

for the quarter was $430 million, relatively

flat compared with the third quarter last year, reflecting higher insurance
service expenses and non-interest expenses,

offset by higher revenue. The annualized ROE

for the quarter was 27.1%, compared with

29.0% in the third quarter
last year.
Revenue for the quarter was $3,349 million, an

increase of $391

million, or 13%, compared with the third quarter

last year. Non-interest income was
$3,033 million, an increase of $333 million, or

12%, reflecting higher insurance

premiums, fee-based revenue,

and transaction revenue. Net interest income

was
$316 million, an increase of $58 million, or 22%,

compared with the third quarter last year, reflecting higher deposit margins.

AUA were $632 billion as at July 31, 2024, an

increase of $73

billion, or 13%, and AUM were $523 billion

as at July 31, 2024, an increase of $63 billion,

or 14%,
compared with the third quarter last year, both reflecting

market appreciation and net asset growth.

Insurance service expenses for the quarter

were $1,669 million, an increase of $283

million, or 20%, compared with the third quarter

last year, primarily
reflecting increased claims severity, less favourable prior years’

claims development and larger impact

of severe weather-related events.
Non-interest expenses for the quarter were $1,104

million, an increase of $125 million, or

13%, compared with the third quarter last year, reflecting

provisions
related to ongoing litigation matters and

higher variable compensation.
The efficiency ratio for the quarter was 33.0%, compared

with 33.1% in the third quarter last year. The efficiency ratio, net of ISE for the quarter was 65.7%,
compared with 62.3%

in the third quarter last year.

Quarterly comparison – Q3 2024 vs. Q2 2024
Wealth Management and Insurance net income

for the quarter was $430 million, a decrease

of $191

million, or 31%, compared with the prior quarter, primarily
reflecting higher insurance service expenses

and non-interest expenses, partially offset by

higher revenue. The annualized ROE

for the quarter was 27.1%,
compared with 40.8% in the prior quarter.
Revenue increased $235

million, or 8%, compared with the prior quarter. Non-interest income increased $223 million, or 8%,

reflecting seasonally higher
insurance premiums and higher fee-based

revenue. Net interest income increased

$12 million, or 4%, reflecting higher deposit

margins.

AUA increased $36 billion, or 6%, and AUM

increased $34 billion, or 7%, compared

with the prior quarter, both reflecting market appreciation and net asset
growth.
Insurance service expenses for the quarter

increased $421 million, or 34%, compared

with the prior quarter, reflecting more severe weather-related events,
increased claims severity, seasonally higher claims,

and less favourable prior years’ claims development.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Non-interest expenses increased $77 million,

or 7%, compared with the prior quarter, primarily reflecting provisions

related to ongoing litigation matters.
The efficiency ratio for the quarter was 33.0%, flat,

compared with the prior quarter. The efficiency ratio, net of

ISE for the quarter was 65.7%, compared

with
55.0% in the prior quarter.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Wealth Management and Insurance net income

for the nine months ended July 31, 2024, was

$1,606 million, an increase of $97 million,

or 6%, compared with the
same period last year, reflecting higher revenue, partially

offset by higher insurance service expenses

and non-interest expenses. The annualized

ROE for the
period was 35.0%, compared with 35.5%,

in the same period last year.

Revenue for the period was $9,598

million, an increase of $924

million, or 11%, compared with same period last year. Non-interest income increased
$818 million, or 10%, reflecting higher insurance

premiums, fee-based revenue,

and transaction revenue. Net interest income

increased $106

million, or 13%,
reflecting higher deposit margins and higher

investment income in the insurance business,

partially offset by lower deposit volumes in

the wealth management
business.
Insurance service expenses were $4,283 million,

an increase of $615 million, or 17%,

compared with the same period last year, primarily reflecting increased
claims severity,

less favourable prior years’ claims development

and larger impact of severe weather-related

events.

Non-interest expenses were $3,178 million,

an increase of $227 million, or 8%,

compared with the same period last year, reflecting higher

variable
compensation and provisions

related to ongoing litigation matters.
The efficiency ratio for the period was 33.1%, compared

with 34.0% for the same period last year. The efficiency ratio, net of ISE for the period was 59.8%,
compared with 58.9%

in the same period last year.
TABLE 14: WHOLESALE BANKING 1
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net interest income (loss) (TEB) $ (26) $ 189 $ 270 $ 361 $ 1,293
Non-interest income 1,821 1,751 1,298 5,154 3,037
Total revenue 1,795 1,940 1,568 5,515 4,330
Provision for (recovery of) credit losses –

impaired
109 (1) 10 113 16
Provision for (recovery of) credit losses –

performing
9 56 15 70 53
Total provision for (recovery of) credit losses 118 55 25 183 69
Non-interest expenses – reported 1,310 1,430 1,247 4,240 3,319
Non-interest expenses – adjusted 2,3 1,232 1,328 1,104 3,943 3,082
Provision for (recovery of) income taxes

(TEB) – reported
50 94 24 209 189
Provision for (recovery of) income taxes

(TEB) – adjusted
2 68 116 62 273 242
Net income – reported $ 317 $ 361 $ 272 $ 883 $ 753
Net income – adjusted 2 377 441 377 1,116 937
Selected volumes and ratios
Trading-related revenue (TEB) 4 $ 726 $ 693 $ 626 $ 2,149 $ 1,770
Average gross lending portfolio (billions of Canadian

dollars)
5 97.4 96.3 93.8 96.6 95.3
Return on common equity – reported 6 7.8% 9.2% 7.4% 7.5% 7.1%
Return on common equity – adjusted 2,6 9.4 11.3 10.3 9.4 8.9
Efficiency ratio – reported 73.0 73.7 79.5 76.9 76.7
Efficiency ratio – adjusted 2 68.6 68.5 70.4 71.5 71.2
Average number of full-time equivalent staff 7,018 7,077 7,233 7,065 7,081
1

Effective March 1, 2023, Wholesale Banking results include the acquisition of Cowen Inc.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
3

Adjusted non-interest expenses exclude the acquisition and integration-related charges primarily for the Cowen acquisition

– Q3 2024: $78 million ($60 million after-tax),
Q2 2024: $102 million ($80 million after-tax), 2024 YTD: $297 million ($233 million after-tax), Q3 2023: $143 million ($105 million after-tax), 2023 YTD: $237 million ($184 million after-
tax).
4

Includes net interest

income (loss) TEB of ($332) million (Q2 2024: ($118)

million, 2024 YTD: $(504) million, Q3 2023: $8 million, 2023 YTD: $554 million), and trading income

(loss) of
$1,058 million (Q2 2024: $811 million, 2024 YTD: $2,653 million,

Q3 2023: $618 million, 2023 YTD: $1,216 million). Trading-related revenue (TEB) is a non-GAAP financial measure.
Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.
5

Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
6

Capital allocated to the business segment was increased to 11.5% CET1

Capital effective the first quarter of 2024 compared with 11%

in the prior year.
Quarterly comparison – Q3 2024 vs. Q3 2023
Wholesale Banking reported net income for

the quarter was $317 million, an increase

of $45 million, or 17%, compared with the

third quarter last year, primarily
reflecting higher revenues, partially offset by higher

PCL, and non-interest expenses. On

an adjusted basis, net income was $377

million, flat to the third quarter
last year.
Revenue for the quarter was $1,795 million, an

increase of $227 million, or 14%, compared

with the third quarter last year. Higher revenue primarily reflects higher trading-related revenue, lending revenue,

advisory fees, and underwriting fees.
PCL for the quarter was $118

million, an increase of $93 million compared

with the third quarter last year. PCL – impaired was $109

million, an increase of
$99 million compared to the prior year, primarily reflecting a few new impairments across various industries.

PCL – performing was $9 million, a decrease

of
$6 million.
Reported non-interest expenses for the quarter

were $1,310 million, an increase of $63

million, or 5%, compared with the third quarter

last year, primarily
reflecting higher variable compensation

commensurate with higher revenues, partially

offset by lower acquisition and integration-related

costs. On an adjusted
basis, non-interest expenses were $1,232

million, an increase of $128 million, or 12%.
Quarterly comparison – Q3 2024 vs. Q2 2024
Wholesale Banking reported net income for

the quarter was $317 million, a decrease

of $44 million, or 12%, compared with the prior

quarter, primarily reflecting
lower revenues and higher PCL, partially offset

by lower non-interest expenses. On an adjusted

basis, net income was $377 million, a decrease

of $64 million, or
15%.
Revenue for the quarter decreased $145 million,

or 7%, compared with the prior quarter. Lower revenue

primarily reflects lower interest rate and

credit trading-
related revenue, underwriting fees, and the net

change in fair value of loan underwriting

commitments recorded in the prior quarter, partially offset by higher foreign
exchange trading-related revenue and equity

trading-related revenue.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

PCL for the quarter was $118

million, an increase of $63 million compared

with the prior quarter. PCL – impaired was $109 million,

an increase of $110 million,
primarily reflecting a few new impairments

across various industries. PCL – performing

was $9 million, a decrease of $47

million.
Reported non-interest expenses for the quarter

decreased $120 million, or 8%, compared

with the prior quarter, primarily reflecting lower variable

compensation
commensurate with lower revenues, and lower

acquisition and integration-related costs. On

an adjusted basis, non-interest expenses decreased

$96 million, or
7%.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Wholesale Banking reported net income for

the nine months ended July 31, 2024,

was $883 million, an increase of $130

million, or 17%, compared with the same
period last year, reflecting higher revenues, partially offset by higher non-interest expenses, and PCL. On an adjusted

basis, net income was $1,116

million, an
increase of $179 million, or 19%.
Revenue, including TD Cowen, was $5,515

million, an increase of $1,185 million, or 27%,

compared with the same period last year. Higher revenue primarily reflects higher interest rate and credit

trading-related revenue, lending revenue, advisory, and underwriting fees.
PCL was $183 million, an increase of $114

million compared with the same period last

year. PCL – impaired was $113 million, an increase of $97 million, primarily reflecting a few new impairments

across various industries.

PCL – performing was $70 million, an

increase of $17 million. The current

year performing
provisions largely reflect current credit

conditions, including credit migration.

Reported non-interest expenses were $4,240

million, an increase of $921 million, or 28%,

compared with the same period last year, reflecting higher

variable
compensation commensurate with higher

revenues, TD Cowen and the associated

acquisition and integration-related costs, as

well as a provision taken in
connection with the U.S. record keeping

matter. On an adjusted basis, non-interest expenses were

$3,943 million, an increase of $861 million or

28%.
TABLE 15: CORPORATE
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Net income (loss) – reported $ (525) $ (737) $ (782) $ (1,890) $ (3,798)
Adjustments for items of note
Amortization of acquired intangibles 64 72 88 230 221
Acquisition and integration charges related

to the Schwab transaction
21 21 54 74 118
Share of restructuring and other charges

from investment in Schwab
– – – 49 –
Restructuring charges 110 165 – 566 –
Payment related to the termination of the

FHN transaction
– – 306 – 306
Impact from the terminated FHN acquisition-related

capital hedging strategy
62 64 177 183 1,187
Impact of retroactive tax legislation on payment

card clearing services
– – 57 – 57
Civil matter provision/Litigation settlement – 274 – 274 1,642
Less: impact of income taxes
CRD and federal tax rate increase for fiscal

2022
– – – – (585)
Other items of note 56 143 82 312 817
Net income (loss) – adjusted 1 $ (324) $ (284) $ (182) $ (826) $ (499)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses 2 $ (426) $ (411) $ (333) $ (1,091) $ (715)
Other 102 127 151 265 216
Net income (loss) – adjusted 1 $ (324) $ (284) $ (182) $ (826) $ (499)
Selected volumes
Average number of full-time equivalent staff 22,881 23,270 23,486 23,196 22,686
-
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2

For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q3 2024 vs. Q3 2023
Corporate segment’s reported net loss

for the quarter was $525 million, compared

with a reported net loss of $782 million

in the third quarter last year. The

lower
net loss primarily reflects the prior year payment

related to the termination of the First Horizon

transaction and impact from the terminated

FHN acquisitionrelated
capital hedging strategy, partially offset by

the current quarter’s higher investments in risk

and control infrastructure and restructuring

charges. Net corporate
expenses increased $93 million compared to

the prior year, primarily reflecting investments in risk and control infrastructure,

partially offset by litigation expenses
in the prior year. The adjusted net loss for the quarter was $324 million, compared with an adjusted net loss

of $182 million in the third quarter last

year.

Quarterly comparison – Q3 2024 vs. Q2 2024
Corporate segment’s reported net loss

for the quarter was $525 million, compared

with a reported net loss of $737 million

in the prior quarter. The lower net loss
primarily reflects the prior quarter impact

of a civil matter provision and the current

quarter’s lower restructuring charges.

Net corporate expenses increased
$15 million compared to the prior quarter, primarily reflecting higher investments in risk and control infrastructure.

The adjusted net loss for the quarter was
$324 million, compared with an adjusted

net loss of $284 million in the prior quarter.
Year-to-date comparison – Q3 2024 vs. Q3 2023
Corporate segment’s reported net loss

for the nine months ended July 31, 2024 was

$1,890 million, compared with a reported

net loss of $3,798 million in the
same period last year. The lower net

loss primarily reflects the prior period impacts

of the Stanford litigation settlement,

the terminated FHN acquisition-related
capital hedging strategy and provision for income

taxes in connection with the CRD and

federal tax rate increase for fiscal 2022, partially

offset by restructuring
charges and higher investments in risk and

control infrastructure in the current

period. The adjusted net loss for the nine months

ended July 31, 2024 was
$826 million, compared with an adjusted

net loss of $499 million in the same period

last year.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

QUARTERLY

RESULTS

The following table provides summary information

related to the Bank’s eight most recently

completed quarters.

TABLE 16: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted) For the three months ended

2024 2023 2022
Jul. 31 Apr. 30 Jan. 31 Oct. 31 Jul. 31 Apr. 30 Jan. 31 Oct. 31
Net interest income $ 7,579 $ 7,465 $ 7,488 $ 7,494 $ 7,289 $ 7,428 $ 7,733 $ 7,630
Non-interest income 1 6,597 6,354 6,226 5,684 5,625 4,969 4,468 7,933
Total revenue
1
14,176 13,819 13,714 13,178 12,914 12,397 12,201 15,563
Provision for (recovery of) credit losses 1,072 1,071 1,001 878 766 599 690 617
Insurance service expenses 1 1,669 1,248 1,366 1,346 1,386 1,118 1,164 723
Non-interest expenses 1 11,012 8,401 8,030 7,628 7,359 6,756 8,112 6,545
Provision for (recovery of) income taxes 1 794 729 634 616 704 859 939 1,297
Share of net income from investment in Schwab 190 194 141 156 182 241 285 290
Net income (loss) – reported 1 (181) 2,564 2,824 2,866 2,881 3,306 1,581 6,671
Pre-tax adjustments for items of note
2

Amortization of acquired intangibles 64 72 94 92 88 79 54 57
Acquisition and integration charges related to the

Schwab transaction 21 21 32 31 54 30 34 18
Share of restructuring and other charges from

investment in Schwab – – 49 35 – – – –
Restructuring charges 110 165 291 363 – – – –
Acquisition and integration-related charges 78 102 117 197 143 73 21 18
Charges related to the terminated FHN acquisition – – – – 84 154 106 67
Payment related to the termination of the

FHN transaction – – – – 306 – – –
Impact from the terminated FHN acquisition-related
capital hedging strategy 62 64 57 64 177 134 876 (2,319)
Impact of retroactive tax legislation on payment card

clearing services – – – – 57 – – –
Civil matter provision/Litigation settlement – 274 – – – 39 1,603 –
FDIC special assessment

– 103 411 – – – – –
Provision for investigations related to the
Bank’s AML program 3,566 615 – – – – – –
Gain on sale of Schwab shares 3 – – – – – – – (997)
Total pre-tax adjustments

for items of note
3,901 1,416 1,051 782 909 509 2,694 (3,156)
Less: Impact of income taxes 2,4 74 191 238 163 141 108 121 (550)
Net income – adjusted 1,2 3,646 3,789 3,637 3,485 3,649 3,707 4,154 4,065
Preferred dividends and distributions on other

equity instruments 69 190 74 196 74 210 83 107
Net income available to common

shareholders – adjusted 1,2 $ 3,577 $ 3,599 $ 3,563 $ 3,289 $ 3,575 $ 3,497 $ 4,071 $ 3,958

(Canadian dollars, except as noted)

Basic earnings (loss) per share 1

Reported

$ (0.14) $ 1.35 $ 1.55 $ 1.48 $ 1.53 $ 1.69 $ 0.82 $ 3.62
Adjusted
2
2.05 2.04 2.01 1.82 1.95 1.91 2.24 2.18
Diluted earnings (loss) per share 1

Reported

(0.14) 1.35 1.55 1.48 1.53 1.69 0.82 3.62
Adjusted
2
2.05 2.04 2.00 1.82 1.95 1.91 2.23 2.18
Return on common equity – reported (1.0) % 9.5% 10.9% 10.5% 10.8% 12.4% 5.9% 26.5%
Return on common equity – adjusted 1,2 14.1 14.5 14.1 12.9 13.8 14.0 16.1 16.0

(billions of Canadian dollars, except as noted)

Average total assets $ 1,968 $ 1,938 $ 1,934 $ 1,910 $ 1,898 $ 1,944 $ 1,931 $ 1,893
Average interest-earning assets
5
1,778 1,754 1,729 1,715 1,716 1,728 1,715 1,677
Net interest margin – reported 1.70% 1.73% 1.72% 1.73% 1.69% 1.76% 1.79% 1.81%
Net interest margin – adjusted
2
1.71 1.75 1.74 1.75 1.70 1.81 1.82 1.80
1

The Bank adopted IFRS 17 on November 1, 2023. Comparative periods prior to fiscal 2023 have not been restated

and are based on
Insurance Contracts
(
IFRS 4).
2

For explanations of items of note, refer to the “Significant and Subsequent Events”

and “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the
“How We Performed” section of this document as well as footnote 3.
3

Adjusted non-interest income excludes the following item of note:
i. The Bank sold 28.4 million non-voting common shares of Schwab and recognized a gain on the sale. The amount is reported in the Corporate segment.
4

Includes the CRD and impact from increase in the Canadian federal tax rate for fiscal 2022.
5

Average interest-earning assets used in the calculation of net interest margin is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We
Performed” section and the Glossary of this document for additional information about these metrics.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

BALANCE SHEET REVIEW

TABLE 17: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS
(millions of Canadian dollars)
As at

July 31, 2024 October 31, 2023
Assets
Cash and Interest-bearing deposits

with banks
$ 99,396 $ 105,069
Trading loans, securities, and other 173,175 152,090
Non-trading financial assets at fair value through

profit or loss
5,600 7,340
Derivatives 69,827 87,382
Financial assets designated at fair value through

profit or loss
5,771 5,818
Financial assets at fair value through other

comprehensive income
75,841 69,865
Debt securities at amortized cost, net of allowance

for credit losses
281,320 308,016
Securities purchased under reverse repurchase

agreements
212,918 204,333
Loans, net of allowance for loan losses 938,325 895,947
Investment in Schwab 10,031 8,907
Other 1 94,977 110,372
Total assets 1 $ 1,967,181 $ 1,955,139
Liabilities
Trading deposits $ 32,021 $ 30,980
Derivatives 60,113 71,640
Financial liabilities designated at fair value

through profit or loss
196,078 192,130
Deposits 1,220,550 1,198,190
Obligations related to securities sold

under repurchase agreements
182,813 166,854
Subordinated notes and debentures 9,913 9,620
Other 1 154,117 173,654
Total liabilities 1 1,855,605 1,843,068
Total equity 1 111,576 112,071
Total liabilities and equity
1
$ 1,967,181 $ 1,955,139
1

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim Consolidated Financial Statements for further details.
Total assets

were $1,967 billion as at July 31, 2024, an increase

of $12 billion, from October 31, 2023. The impact

of foreign exchange translation from the
appreciation in the Canadian dollar decreased

total assets by $5 billion.
The increase in total assets reflects an increase

in loans, net of allowances for loan losses of

$42 billion, trading loans, securities, and

other of $21 billion,
securities purchased under reverse repurchase

agreements of $9 billion, financial assets

at fair value through other comprehensive income

of $6 billion and
investment in Schwab of $1 billion. The increase

was partially offset by a decrease in debt securities

at amortized cost, net of allowance for

credit losses of
$27 billion, derivative assets of $17 billion,

other assets of $15 billion, cash and interest-bearing

deposits with banks of $6 billion and non-trading

financial assets at
fair value through profit or loss of $2 billion.
Cash and interest-bearing deposits with

banks
decreased $6 billion primarily reflecting

cash management activities.

Trading loans, securities, and other
increased $21 billion primarily in equity securities,

securitized mortgages and commodities held

for trading, partially offset
by government securities held for trading.
Non-trading financial assets at fair

value through profit or loss
decreased $2 billion reflecting maturities

and sales.
Derivative assets
decreased $17 billion primarily reflecting

changes in mark-to-market values of foreign

exchange and interest rate contracts.
Financial assets at fair value through other

comprehensive income

increased $6 billion primarily reflecting new

investments, partially offset by maturities

and
sales.
Debt securities at amortized cost, net

of allowance for credit losses

decreased $27 billion primarily reflecting

maturities and sales and the impact of foreign
exchange translation,

partially offset by new investments and

the impact of risk management activities.
Securities purchased under reverse repurchase

agreements
increased $9 billion primarily
reflecting an increase in volume, partially

offset by the impact of
foreign exchange translation.
Loans, net of allowance for loan losses

increased $42 billion primarily reflecting volume

growth in business and government loans, including

the transition of
bankers’

acceptances to business and government

loans following the cessation of the

Canadian Dollar Offered Rate (CDOR), and

volume growth in residential
real estate secured lending, partially offset by

the impact of foreign exchange translation.
Investment in Schwab
increased $1 billion primarily reflecting

the impact of the Bank’s share of Schwab’s other comprehensive income.
Other

assets decreased $15 billion primarily

reflecting a volume decrease in customers’

liabilities under acceptances as a result

of the transition to business and
government loans following the cessation of

CDOR, partially offset by an increase in amounts

receivable from brokers, dealers, and

clients due to higher volumes
of pending trades.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Total liabilities

were $1,856 billion as at July 31, 2024,

an increase of $13

billion from October 31, 2023. The impact

of foreign exchange translation from the
appreciation in the Canadian dollar decreased

total liabilities by $5 billion.
The increase in total liabilities reflects an

increase in deposits of $22 billion, obligations

related to securities sold under repurchase

agreements of $16 billion,
financial liabilities designated at fair value

through profit or loss of $4 billion and trading

deposits of $1 billion. The increase

was partially offset by a decrease in
other liabilities of $19 billion and derivative liabilities

of $11 billion
Trading deposits
increased $1 billion primarily reflecting

new issuances.
Derivative liabilities
decreased $11 billion primarily reflecting changes in mark-to-market values of foreign exchange and interest

rate contracts.
Financial liabilities designated at fair value

through profit or loss

increased $4 billion

reflecting issuances, partially offset by maturities.
Deposits
increased $22 billion primarily reflecting a

volume increase in business and government

and personal deposits, partially offset by

the impact of foreign
exchange translation.
Obligations related to securities sold

under repurchase agreements
increased $16 billion primarily reflecting

an increase in volume.
Other

liabilities decreased $19 billion primarily

reflecting a volume decrease in acceptances

due to the cessation of CDOR, amounts

payable to brokers, dealers,
and clients and obligations related to securities

sold short, partially offset by a volume increase

in securitization liabilities at fair value,

liabilities related to structured
entities,

and increase in provision for investigations

related to the Bank’s AML program.
Equity
was $112 billion as at July 31, 2024 and October 31, 2023, reflecting an increase in accumulated other comprehensive

income, offset by lower retained
earnings. The increase in accumulated other

comprehensive income is primarily driven

by gains on cash flow hedges and

the Bank’s share of the other
comprehensive income from investment in Schwab.

The retained earnings decreased primarily

from dividends paid and the premium on

the repurchase of
common shares, partially offset by net income.
CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q3 2024 vs. Q3 2023
Gross impaired loans excluding acquired

credit-impaired (ACI) loans were $4,170

million as at July 31, 2024, an increase of $1,190

million, or 40%, compared with
the third quarter last year. Canadian Personal and Commercial

Banking gross impaired loans increased

$367 million, or 28%, compared with the

third quarter last
year, reflecting formations outpacing resolutions in the commercial and consumer lending portfolios. U.S.

Retail gross impaired loans increased $689

million, or
44%, compared with the third quarter last

year, reflecting formations outpacing resolutions in the

commercial and consumer lending portfolios,

and the impact of
foreign exchange. Wholesale gross impaired

loans increased $133 million, compared

with the third quarter last year, largely related to a few new formations in the
current quarter, across various industries. Net impaired

loans were $2,905 million as at July 31, 2024,

an increase of $909 million, or 46%, compared

with the third
quarter last year.
The allowance for credit losses of $8,838

million as at July 31, 2024 was comprised

of Stage 3 allowance for impaired loans of $1,278

million, Stage 2 allowance
of $4,647 million and Stage 1 allowance of

$2,909 million, and the allowance for debt

securities of $4 million. The Stage 1 and

2 allowances are for performing
loans and off-balance sheet instruments.
The Stage 3 allowance for loan losses increased

$289 million, or 29%, reflective of credit

migration in the Canadian Personal and Commercial

Banking,
Wholesale, and U.S. consumer lending portfolios,

and the impact of foreign exchange. The

Stage 1 and Stage 2 allowance for loan losses

increased $773 million,
or 11%, reflecting current credit conditions, including credit migration, volume growth, and the impact

of foreign exchange. The allowance change

included an
increase of $96 million attributable to the

retailer program partners’ share of the

U.S. strategic cards portfolio.

The allowance for debt securities increased

by $2 million, compared with the third quarter

last year.

Forward-looking information, including

macroeconomic variables deemed to be

predictive of expected credit losses (ECLs)

based on the Bank’s experience, is
used to determine ECL scenarios and associated

probability weights to determine the probability-weighted

ECLs. Each quarter, all base forecast macroeconomic
variables are refreshed, resulting in new upside

and downside macroeconomic scenarios.

The probability weightings assigned

to each ECL scenario are also
reviewed each quarter and updated as required,

as part of the Bank’s ECL governance process.

As a result of periodic reviews and quarterly

updates, the
allowance for credit losses may be revised

to reflect updates in loss estimates based on

the Bank’s recent loss experience and its forward-looking

views. The Bank
periodically reviews the methodology and

has performed certain additional quantitative

and qualitative portfolio and loan level

assessments of significant increase
in credit risk. Refer to Note 3 of the Bank’s third quarter

2024 Interim Consolidated Financial Statements

for further details on forward-looking information.
The probability-weighted allowance for

credit losses reflects the Bank’s forward-looking

views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management

continues to exercise expert credit judgment

in determining the amount of ECLs.

The allowance for credit
losses will be updated in future quarters as

additional information becomes available.

Refer to Note 3 of the Bank’s third quarter 2024 Interim

Consolidated
Financial Statements for additional details.
The Bank calculates allowances for ECLs

on debt securities measured at amortized

cost and fair value through other comprehensive

income (FVOCI). The Bank
has $354 billion in such debt securities,

all of which are performing (Stage 1 and

2) and none are impaired (Stage 3).

The allowance for credit losses on debt
securities at amortized cost (DSAC)

and debt securities at FVOCI was $3 million and

$1 million, respectively.
Quarterly comparison – Q3 2024 vs. Q2 2024
Gross impaired loans increased $275 million,

or 7%, compared with the prior quarter,

largely related to new formations outpacing

resolutions in the Wholesale and
U.S. Commercial lending portfolios.

Impaired loans net of allowance increased $161

million, or 6%, compared with the prior quarter.
The allowance for credit losses of $8,838

million as at July 31, 2024 was comprised

of Stage 3 allowance for impaired loans of

$1,278 million, Stage 2 allowance
of $4,647 million and Stage 1 allowance of

$2,909 million, and the allowance for debt

securities of $4 million. The Stage 1 and

2 allowances are for performing
loans and off-balance sheet instruments. The Stage

3 allowance for loan losses increased $116 million, or 10%, compared with the prior quarter, largely driven by
credit migration in the Wholesale lending portfolio.

The Stage 1 and Stage 2 allowance for loan

losses increased $171 million, or 2%,

compared with the prior
quarter.
The allowance for debt securities increased

by $1 million, compared to the prior quarter.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

For further details on loans, impaired loans,

allowance for credit losses,

and on the Bank’s use of forward-looking information

and macroeconomic variables in
determining its allowance for credit losses,

refer to Note 6 of the Bank’s third quarter 2024

Interim Consolidated Financial Statements.
TABLE 18: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2,3
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
Personal, Business, and Government

Loans
Impaired loans as at beginning of period $ 3,895 $ 3,709 $ 2,659 $ 3,299 $ 2,503
Classified as impaired during the period 2,056 1,937 1,599 5,998 4,208
Transferred to performing during the period (264) (261) (224) (840) (668)
Net repayments (541) (465) (324) (1,314) (1,019)
Disposals of loans – – – (10) –
Amounts written off (979) (1,080) (687) (2,976) (1,991)
Exchange and other movements 3 55 (43) 13 (53)
Impaired loans as at end of period $ 4,170 $ 3,895 $ 2,980 $ 4,170 $ 2,980
1

Includes customers’ liability under acceptances.
2

Excludes ACI loans.
3

Includes loans that are measured at FVOCI.
TABLE 19: ALLOWANCE FOR CREDIT LOSSES
(millions of Canadian dollars, except

as noted)
As at
July 31 April 30 July 31
2024 2024 2023
Allowance for loan losses for on-balance

sheet loans
Stage 1 allowance for loan losses $ 2,481 $ 2,479 $ 2,618
Stage 2 allowance for loan losses 4,065 3,915 3,179
Stage 3 allowance for loan losses 1,265 1,151 987
Total allowance for loan losses for on-balance sheet loans 1 7,811 7,545 6,784
Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses 428 423 469
Stage 2 allowance for loan losses 582 568 517
Stage 3 allowance for loan losses 13 11 2
Total allowance for off-balance sheet instruments 1,023 1,002 988
Allowance for loan losses 8,834 8,547 7,772
Allowance for debt securities 4 3 2
Allowance for credit losses $ 8,838 $ 8,550 $ 7,774
Impaired loans, net of allowance
2
$ 2,905 $ 2,744 $ 1,996
Net impaired loans as a percentage of net loans 2 0.31% 0.29% 0.22%
Total allowance for credit losses as a percentage of gross loans and acceptances 0.93 0.91 0.87
Provision for (recovery of) credit losses

as a percentage of net average loans and

acceptances
0.46 0.47 0.35
1

Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at July 31 2024

(April 30,

2024 – nil, July 31, 2023 – nil).

2

Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes

mortgages and lines of credit to North American

consumers to satisfy financing needs including

home purchases and
refinancing. While the Bank retains first lien

on the majority of properties held as security, there is a small portion of loans with second liens, but most of

these are
behind a TD mortgage that is in first

position. In Canada, credit policies are designed

so that the combined exposure of all uninsured

facilities on one property does
not exceed 80% of the collateral value at origination.

Lending at a higher loan-to-value ratio

is permitted by legislation but requires

default insurance. This
insurance is contractual coverage for the life

of eligible facilities and protects the

Bank’s real estate secured lending portfolio against

potential losses caused by
borrowers’ default. The Bank may also purchase

default insurance on lower loan-to-value

ratio loans. The insurance is provided

by either government-backed
entities or approved private mortgage insurers.

In the U.S., for residential mortgage originations,

mortgage insurance is usually obtained from either

government-
backed entities or approved private mortgage

insurers when the loan-to-value exceeds

80% of the collateral value at origination.
The Bank regularly performs stress tests

on its real estate lending portfolio as part

of its overall stress testing program. This is

done with a view to determine the
extent to which the portfolio would be vulnerable

to a severe downturn in economic conditions.

The effect of severe changes in house prices,

interest rates, and
unemployment levels are among the factors

considered when assessing the impact

on credit losses and the Bank’s overall profitability. A variety of portfolio
segments, including dwelling type and geographical

regions, are examined during the exercise

to determine whether specific vulnerabilities

exist.
TABLE 20: CANADIAN REAL ESTATE SECURED LENDING 1,2
(millions of Canadian dollars) As at
Amortizing Non-amortizing Total
Residential Home equity Total amortizing real Home equity
mortgages lines of credit estate secured lending lines of credit
July 31, 2024
Total $ 271,325 $ 88,543 $ 359,868 $ 32,655 $ 392,523
October 31, 2023
Total $ 263,733 $ 86,943 $ 350,676 $ 30,675 $ 381,351
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss (FVTPL)

for which no
allowance is recorded.
2

Amortizing includes loans where the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at July 31, 2024 and October 31, 2023.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 21: REAL ESTATE

SECURED LENDING
1,2
(millions of Canadian dollars, except as noted)
As at

Residential mortgages

Home equity lines of credit

Total

Insured 3
Uninsured

Insured 3
Uninsured

Insured 3
Uninsured

July 31, 2024

Canada

Atlantic provinces $ 2,475 0.9% $ 4,685 1.7% $ 163 0.1% $ 2,119 1.7% $ 2,638 0.7% $ 6,804 1.7%
British Columbia 4 8,404 3.1 47,809 17.6 832 0.7 22,464 18.5 9,236 2.4 70,273 17.9
Ontario 4 22,134 8.2 124,831 46.0 2,828 2.3 66,403 54.9 24,962 6.3 191,234 48.7
Prairies 4 17,929 6.6 21,685 8.0 1,566 1.4 12,257 10.1 19,495 5.0 33,942 8.6
Québec 6,808 2.5 14,565 5.4 527 0.4 12,039 9.9 7,335 1.9 26,604 6.8
Total Canada 57,750 21.3% 213,575 78.7% 5,916 4.9% 115,282 95.1% 63,666 16.3% 328,857 83.7%
United States 1,500 56,437 – 11,117 1,500 67,554
Total $ 59,250 $ 270,012 $ 5,916 $ 126,399 $ 65,166 $ 396,411
October 31, 2023

Canada

Atlantic provinces $ 2,561 1.0% $ 4,557 1.7% $ 181 0.2% $ 1,938 1.6% $ 2,742 0.7% $ 6,495 1.7%
British Columbia 4 8,642 3.3 46,003 17.4 920 0.8 21,642 18.4 9,562 2.5 67,645 17.7
Ontario 4 22,559 8.6 118,882 45.1 3,126 2.7 64,095 54.4 25,685 6.8 182,977 48.1
Prairies 4 18,621 7.1 20,385 7.7 1,746 1.5 11,956 10.2 20,367 5.3 32,341 8.5
Québec 7,221 2.7 14,302 5.4 590 0.5 11,424 9.7 7,811 2.0 25,726 6.7
Total Canada 59,604 22.7% 204,129 77.3% 6,563 5.7% 111,055 94.3% 66,167 17.3% 315,184 82.7%
United States 1,439 55,169 – 10,591 1,439 65,760
Total $ 61,043 $ 259,298 $ 6,563 $ 121,646 $ 67,606 $ 380,944
1

Geographic location is based on the address of the property mortgaged.

2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.
The following table provides a summary

of the period over which the Bank’s residential

mortgages would be fully repaid based on

the amount of the most recent
payment received. All figures are calculated

based on current customer payment amounts,

including voluntary payments larger

than the original contractual
amounts and/or other voluntary prepayments.

The most recent customer payment amount

may exceed the original contractual amount

due.
Balances with a remaining amortization longer

than 30 years primarily reflect Canadian

variable rate mortgages where interest

rate increases relative to current
customer payment levels have resulted in

a longer current amortization period.

At renewal, the amortization period for Canadian

mortgages reverts to the
remaining contractual amortization, which

may require increased payments.

TABLE 22: RESIDENTIAL MORTGAGES BY REMAINING

AMORTIZATION
1,2,3
As at

<=5

>5 – 10

>10 – 15

>15 – 20

>20 – 25

>25 – 30

>30 – 35

>35

years

years

years

years

years

years

years

years

Total

July 31, 2024
Canada

0.8% 2.7% 6.1% 15.4% 32.2% 27.6% 1.9% 13.3% 100.0%
United States 2.4 1.3 3.4 7.7 12.8 71.3 0.6 0.5 100.0
Total 1.1% 2.4% 5.6% 14.0% 28.8% 35.4% 1.6% 11.1% 100.0%
October 31, 2023
Canada

0.8% 2.7% 5.7% 14.1% 31.5% 24.6% 1.4% 19.2% 100.0%
United States 5.3 1.4 3.8 7.8 10.6 69.5 1.1 0.5 100.0
Total 1.6% 2.5% 5.3% 13.0% 27.8% 32.6% 1.4% 15.8% 100.0%
1

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2

Percentage based on outstanding balance.
3

$22.3 billion or 8% of the mortgage portfolio in Canada (October 31, 2023: $37.4 billion or 14%) relates to mortgages in which the fixed contractual payments are no longer sufficient to cover the interest based on the rates in effect at July 31, 2024 and October 31, 2023, respectively.
TABLE 23: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired 1,2,3
For the three months ended

Residential

Home equity

Residential

Home equity

mortgages

lines of credit
4,5
Total

mortgages

lines of credit
4,5
Total

July 31, 2024

October 31, 2023

Canada

Atlantic provinces 68% 66% 67% 69% 67% 68%
British Columbia 6 66 62 64 65 59 63
Ontario 6 67 62 65 66 60 63
Prairies 6 73 69 71 72 69 71
Québec 70 69 69 69 67 68
Total Canada 68 63 66 67 62 65
United States 76 61 70 75 63 72
Total 69% 63% 66% 68% 62% 66%
1

Geographic location is based on the address of the property mortgaged.
2

Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3

Based on house price at origination.
4

Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5

HELOC fixed rate advantage option is included in loan-to-value calculation.
6

The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories

is included in the Prairies region.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Sovereign Risk
The table below provides a summary of

the Bank’s direct credit exposures

outside of Canada and the U.S. (Europe excludes

United Kingdom).

TABLE 24: Total Net Exposure by Region and Counterparty
(millions of Canadian dollars)
As at

Loans and commitments
1
Derivatives, repos, and securities lending
2
Trading and investment portfolio
3
Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Corporate

Sovereign

Financial

Total

Exposure
4
July 31, 2024
Region
Europe $ 8,214 $ 8 $ 5,439 $ 13,661 $ 4,502 $ 2,311 $ 8,806 $ 15,619 $ 1,053 $ 25,202 $ 2,524 $ 28,779 $ 58,059
United Kingdom 8,665 2,997 2,495 14,157 3,282 784 15,997 20,063 958 1,017 671 2,646 36,866
Asia 239 29 2,371 2,639 365 745 2,667 3,777 492 9,029 910 10,431 16,847
Other 5 205 – 601 806 340 544 3,348 4,232 176 991 2,989 4,156 9,194
Total $ 17,323 $ 3,034 $ 10,906 $ 31,263 $ 8,489 $ 4,384 $ 30,818 $ 43,691 $ 2,679 $ 36,239 $ 7,094 $ 46,012 $ 120,966
October 31, 2023
Region
Europe $ 7,577 $ 7 $ 5,324 $ 12,908 $ 3,763 $ 1,945 $ 6,736 $ 12,444 $ 777 $ 25,015 $ 2,001 $ 27,793 $ 53,145
United Kingdom 8,928 7,965 2,131 19,024 2,759 490 13,431 16,680 491 596 257 1,344 37,048
Asia 254 20 2,167 2,441 262 706 2,640 3,608 325 10,728 830 11,883 17,932
Other 5 233 8 517 758 233 720 2,883 3,836 209 1,205 3,443 4,857 9,451
Total $ 16,992 $ 8,000 $ 10,139 $ 35,131 $ 7,017 $ 3,861 $ 25,690 $ 36,568 $ 1,802 $ 37,544 $ 6,531 $ 45,877 $ 117,576
1

Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2

Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives
Association master netting agreement.
3

Trading exposures are net of eligible short positions.

4

In addition to the exposures identified above, the Bank also has $35.9 billion (October 31, 2023 – $40.8 billion)

of exposure to supranational entities.
5

Other regional exposure largely attributable to Australia.
CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements of the Basel Committee

on Banking Supervision (BCBS) are commonly

referred to as Basel III. Under Basel III,

Total Capital consists of three
components, namely CET1, Additional

Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital
by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk sensitive
leverage ratio to act as a supplementary measure

to the risk-sensitive capital requirements.

The leverage ratio is calculated by dividing

Tier 1 Capital by leverage
exposure which is primarily comprised of

on-balance sheet assets with adjustments

made to derivative and securities financing

transaction exposures, and credit
equivalent amounts of off-balance sheet exposures.

TD manages its regulatory capital in

accordance with OSFI’s implementation of

the Basel III Capital
Framework.
OSFI’s Capital Requirements under Basel III
OSFI’s CAR and LR guidelines detail how

the Basel III capital rules apply to Canadian

banks.

The Domestic Stability Buffer (DSB) level was increased

to 3.5% as of November 1, 2023. The 50 bps

increase from the previous level of 3% reflects

OSFI’s view
of appropriate actions to enhance the resilience

of Canada’s largest banks against vulnerabilities.

The current DSB range is 0 to 4% and the

DSB level may
change in response to developments in Canada’s

financial system and the broader economic environment.

On February 1, 2023, OSFI implemented revised

capital rules that incorporate the Basel III reforms

with adjustments to make them suitable

for domestic
implementation. These revised rules

include revisions to the calculation of credit

risk and operational risk requirements,

and revisions to the LR Guideline to
include a requirement for domestic systemically

important banks (D-SIBs) to hold a leverage

ratio buffer of 0.50% in addition to the regulatory

minimum
requirement of 3.0%. This buffer will also apply

to the TLAC leverage ratio.
On November 1, 2023, the Bank implemented

OSFI’s Parental Stand-Alone

(Solo) Total Loss

Absorbing Capacity (TLAC) Framework

for D-SIBs, which
establishes a risk-based measure intended

to ensure a non-viable D-SIB has

sufficient loss absorbing capacity on a

stand-alone, legal entity basis to support its
resolution. The Bank is compliant with

the requirements set out in this new framework.
The table below summarizes OSFI’s current regulatory

minimum capital targets for the Bank as at

July 31, 2024.

REGULATORY CAPITAL AND TLAC TARGET RATIOS
Capital

Pillar 1 Pillar 1 & 2
Conservation

D-SIB / G-SIB Regulatory Regulatory
Minimum Buffer Surcharge 1 Target 2 DSB Target
CET1 4.5% 2.5% 1.0% 8.0% 3.5% 11.5%
Tier 1 6.0 2.5 1.0 9.5 3.5 13.0
Total Capital 8.0 2.5 1.0 11.5 3.5 15.0
Leverage 3.0 n/a 3 0.5 3.5 n/a 3.5
TLAC 18.0 2.5 1.0 21.5 3.5 25.0
TLAC Leverage 6.75 n/a 0.50 7.25 n/a 7.25
1

The higher of the D-SIB and Global Systemically Important Bank (G-SIB) surcharge applies to risk weighted capital.

The D-SIB surcharge is currently equivalent to the Bank’s 1% G-SIB additional common equity requirement for risk weighted capital. The G-SIB surcharge may increase above 1% if the Bank’s G-SIB score increases above certain thresholds to a maximum of 4.5%. OSFI’s Leverage Requirements Guideline includes a requirement for D-SIBs to hold a leverage ratio buffer set at 50% of a D-SIB’s higher loss absorbency risk

-weighted
requirements, effectively 0.50%. This buffer also applies to the TLAC Leverage ratio.
2

The Bank’s countercyclical

buffer requirement is 0% as of July 31, 2024.
3

Not applicable.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table provides details of the

Bank’s regulatory capital position.

TABLE 25: CAPITAL STRUCTURE AND RATIOS – Basel III
(millions of Canadian dollars, except

as noted)
As at
July 31 October 31 July 31
2024 2023 2023
Common Equity Tier 1 Capital
Common shares plus related contributed

surplus

$ 25,369 $ 25,522 $ 26,026
Retained earnings

69,316 73,044 74,659
Accumulated other comprehensive income

6,015 2,750 735
Common Equity Tier 1 Capital before regulatory

adjustments

100,700 101,316 101,420
Common Equity Tier 1 Capital regulatory adjustments

Goodwill (net of related tax liability) (18,504) (18,424) (17,641)
Intangibles (net of related tax liability)

(2,842) (2,606) (2,545)
Deferred tax assets excluding those arising

from temporary differences

(121) (207) (114)
Cash flow hedge reserve

3,285 5,571 5,116
Shortfall of provisions to expected losses

– – –
Gains and losses due to changes in own

credit risk on fair valued liabilities

(204) (379) (229)
Defined benefit pension fund net assets (net

of related tax liability)

(908) (908) (1,001)
Investment in own shares

(8) (21) (16)
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (2,982) (1,976) (2,000)
Significant investments in the common

stock of banking, financial, and insurance entities
that are outside the scope of regulatory

consolidation, net of eligible short positions
(amount above 10% threshold) – – –
Equity investments in funds subject to

the fall-back approach
(51) (49) (37)
Other deductions or regulatory adjustments

to CET1 as determined by OSFI
12 – –
Total regulatory adjustments to Common Equity Tier 1 Capital (22,323) (18,999) (18,467)
Common Equity Tier 1 Capital 78,377 82,317 82,953
Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments

plus stock surplus
10,876 10,791 11,244
Additional Tier 1 Capital instruments before

regulatory adjustments
10,876 10,791 11,244
Additional Tier 1 Capital instruments regulatory

adjustments
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) (5) (6) (6)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside
the scope of regulatory consolidation, net of

eligible short positions
(350) (350) (350)
Total regulatory adjustments to Additional Tier 1 Capital (355) (356) (356)
Additional Tier 1 Capital 10,521 10,435 10,888
Tier 1 Capital 88,898 92,752 93,841
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related

stock surplus
9,716 9,424 11,067
Collective allowances 1,378 1,964 2,150
Tier 2 Capital before regulatory adjustments 11,094 11,388 13,217
Tier 2 regulatory adjustments
Investments in own Tier 2 instruments – – –
Non-significant investments in the capital of

banking, financial, and insurance entities,

net of eligible
short positions (amount above 10% threshold) 1 (332) (196) (194)
Non-significant investments in the other

TLAC-eligible instruments issued by

G-SIBs and Canadian
D-SIBs, where the institution does not own

more than 10% of the issued common

share capital

of the entity: amount previously designated

for the 5% threshold but that no longer

meets the

conditions (19) (136) (125)
Significant investments in the capital of banking,

financial, and insurance entities that are

outside

the scope of regulatory consolidation, net of

eligible short positions

(160) (160) (160)
Total regulatory adjustments to Tier 2 Capital (511) (492) (479)
Tier 2 Capital 10,583 10,896 12,738
Total Capital $ 99,481 $ 103,648 $ 106,579
Risk-weighted assets $ 610,482 $ 571,161 $ 544,880
Capital Ratios and Multiples
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)
12.8% 14.4% 15.2%
Tier 1 Capital (as percentage of risk-weighted assets) 14.6 16.2 17.2
Total Capital (as percentage of risk-weighted assets) 16.3 18.1 19.6
Leverage ratio 2 4.1 4.4 4.6
1

Includes other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs that are outside the scope of regulatory consolidation, where the institution does not own more than
10% of the issued common share capital of the entity.
2

The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
The impact to CET1 capital upon adoption

of IFRS 17 is immaterial to the Bank.
As at July 31, 2024, the Bank’s CET1, Tier 1, and Total Capital ratios were 12.8%, 14.6%, and

16.3%, respectively. The decrease in the Bank’s CET1 Capital ratio from 14.4% as at October 31, 2023, was primarily

attributable to the provision for investigations

related to the Bank’s AML program, common shares

repurchased
for cancellation, and RWA growth across various segments.

CET1 was also impacted by regulatory

changes related to the Fundamental Review of

the Trading
Book and Negatively amortizing mortgages

and the FDIC special assessment

booked in the fiscal year. The impact of the foregoing items was partially offset by
internal capital generation,

the sale of TD’s common share holdings in First

Horizon, and the issuance of common shares pursuant

to the Bank’s dividend
reinvestment plan.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

As at July 31, 2024, the Bank’s leverage ratio

was 4.1%. The decrease in the Bank’s leverage

ratio from 4.4% as at October 31, 2023

was primarily attributable to
the provision for investigations related

to the Bank’s AML program, exposure increases

across various segments,

and common shares repurchased

for
cancellation. The impact of the foregoing items

was partially offset by internal capital generation and

the issuance of common shares pursuant

to the Bank’s
dividend reinvestment plan.
Future Regulatory Capital Developments
Future regulatory capital developments, in

addition to those described in the “Future

Regulatory Capital Developments” section

of the Bank’s 2023 Annual Report,
are noted below.
On July 5, 2024, OSFI announced a one-year

delay to the increase of the capital floor

level. With this delay,

the floor is expected to be fully transitioned

in fiscal
2027. The capital floor subjects banks using

internal model-based approaches to a

floor, where the floor is calculated as a percentage of RWA under the standardized approach.

TABLE 26: EQUITY AND OTHER SECURITIES 1
(millions of shares/units and millions of Canadian

dollars, except as noted)
As at
July 31, 2024 October 31, 2023
Number of Number of
shares/units Amount shares/units Amount
Common shares
Common shares outstanding 1,748.3 $ 25,222 1,791.4 $ 25,434
Treasury – common shares (0.4) (35) (0.7) (64)
Total common shares 1,747.9 $ 25,187 1,790.7 $ 25,370
Stock options

Vested 5.7 5.1
Non-vested 9.3 9.0
Preferred shares – Class A

Series 1 20.0 $ 500 20.0 $ 500
Series 3
2
– – 20.0 500
Series 5 20.0 500 20.0 500
Series 7 14.0 350 14.0 350
Series 9 8.0 200 8.0 200
Series 16 14.0 350 14.0 350
Series 18 14.0 350 14.0 350
Series 22
3
– – 14.0 350
Series 24
4
– – 18.0 450
Series 27 0.8 850 0.8 850
Series 28 0.8 800 0.8 800
91.6 $ 3,900 143.6 $ 5,200
Other equity instruments 5

Limited Recourse Capital Notes Series

1
1.8 1,750 1.8 1,750
Limited Recourse Capital Notes Series

2
1.5 1,500 1.5 1,500
Limited Recourse Capital Notes Series

3
6,7
1.7 2,403 1.7 2,403
Limited Recourse Capital Notes Series

4
7,8
0.7 1,023 – –
Perpetual Subordinated Capital Notes AT1
9
0.1 312 – –
97.4 $ 10,888 148.6 $ 10,853
Treasury – preferred shares and other equity instruments (0.5) (17) (0.1) (65)
Total preferred shares and other equity instruments 96.9 $ 10,871 148.5 $ 10,788
1

For further details, including the conversion and exchange features, and distributions, refer to Note 20 of the Bank’s 2023 Consolidated Financial Statements.
2

On July 31, 2024, the Bank redeemed all of its 20 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares Non-Viability Contingent Capital (NVCC), Series 3 (“Series 3
Preferred Shares”), at a redemption price of $25.00 per Series 3 Preferred Share, for a total redemption cost of approximately $500 million.
3

On April 30, 2024, the Bank redeemed all of its 14 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares NVCC, Series 22 (“Series 22 Preferred Shares”), at a
redemption price of $25.00 per Series 22 Preferred Share, for a total redemption cost of $350 million.
4

On July 31, 2024, the Bank redeemed all of its 18 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares NVCC, Series 24 (“Series 24 Preferred Shares”), at a
redemption price of $25.00 per Series 24 Preferred Share, for a total redemption cost of approximately $450 million.
5

For Limited Recourse Capital Notes (LRCNs) and Additional Tier 1 Perpetual Notes, the number of shares/units represents the number of notes issued.
6

Refer to the “Preferred Shares and Other Equity Instruments – Significant Terms and Conditions” table in Note 20 of the Bank’s 2023 Consolidated Financial Statements for further details on LRCNs.
7

For LRCNs – Series 3 and Series 4, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
8

On July 3, 2024, the Bank issued US$750 million 7.250% Fixed Rate Reset Limited Recourse Capital Notes, Series 4 NVCC (the “LRCNs”). The LRCNs will bear interest at a rate of 7.250 per cent annually, payable quarterly, for

the initial period ending on, but excluding, July 31, 2029. Thereafter, the interest rate on the LRCNs will reset every five years at a rate equal to the prevailing U.S.
Treasury Rate plus 2.977 per cent. The LRCNs will mature on July 31, 2084. Concurrently with the issuance of the LRCNs, the Bank will issue 750,000 Non-Cumulative 7.250% Fixed Rate Reset
Preferred Shares, Series 31 NVCC (“Preferred Shares Series 31”). The Preferred Shares Series 31 are eliminated on the Bank’s consolidated financial statements.
9

On July 10, 2024, the Bank issued SGD 310 million of Fixed Rate Reset Perpetual Subordinated Additional Tier 1 Capital Notes, Series 2023-9 NVCC (the “AT1 Perpetual Notes”). The AT1

Perpetual
Notes will bear interest at a rate of 5.700 per cent annually, payable semi-annually, for the initial period ending on, but excluding, July 31, 2029. Thereafter,

the interest rate on the AT1 Perpetual Notes
will reset every five years at a rate equal to the prevailing 5-year SORA-OIS Rate plus 2.652 per cent. The AT1 Perpetual Notes have no scheduled maturity or redemption date. With the prior written approval of OSFI, the Bank may redeem the AT1 Perpetual Notes on July 31, 2029 and every January 31st and July 31st thereafter, in whole or in part, on not less than 10 nor more than 60 days’ prior notice to holders. For AT1 Perpetual Notes, the amount represents the Canadian dollar equivalent of the Singapore dollar notional amount.
DIVIDENDS
On August 21, 2024, the Board approved a

dividend in an amount of one dollar and

two cents ($1.02) per fully paid common

share in the capital stock of the Bank
for the quarter ending October 31, 2024, payable

on and after October 31, 2024, to shareholders

of record at the close of business on October

10, 2024.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between 0% to 5% at the Bank’s discretion

or
purchased from the open market at market

price.

During the three and nine months ended July 31,

2024, the Bank issued 1.6 million and

4.9 million common shares,

respectively, from treasury with no discount.
During the three months ended July 31, 2023,

the Bank issued 2.0 million common shares

from treasury with no discount and

during the nine months ended
July 31, 2023

the Bank issued 2.0 million common shares

from treasury with no discount and 16.8

million common shares from treasury with a 2%

discount.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (NCIB) to

repurchase for cancellation
up to 90 million of its common shares. The

NCIB commenced on August 31, 2023, and

during the three months ended July 31, 2024,

the Bank repurchased
13.3 million common shares under the

NCIB at an average price of $76.68 per share

for a total amount of $1.0 billion. During

the nine months ended
July 31, 2024, the Bank repurchased 49.4

million common shares under the NCIB, at

an average price of $80.15 per share for

a total amount of $4.0 billion. From
the commencement of the NCIB to July 31,

2024, the Bank repurchased 71.4 million

shares under the program.
NON-VIABILITY CONTINGENT CAPITAL PROVISION
If an NVCC trigger event were to occur, for all series of

Class A First Preferred Shares excluding

the preferred shares issued with respect

to LRCNs, the
maximum number of common shares

that could be issued, assuming there are

no declared and unpaid dividends on the

respective series of preferred shares at
the time of conversion, would be 0.8 billion

in aggregate.
The LRCNs, by virtue of the recourse

to the preferred shares held in the Limited

Recourse Trust, include NVCC provisions. For LRCNs, if

an NVCC trigger were
to occur, the maximum number of common shares that

could be issued, assuming there are

no declared and unpaid dividends on the

preferred shares series
issued in connection with such LRCNs,

would be 1.3 billion in aggregate.
For all other NVCC subordinated notes and

debentures including Additional Tier 1 Perpetual

Notes, if an NVCC trigger event were to occur, the maximum
number of common shares that could be issued,

assuming there is no accrued and unpaid interest

on the respective subordinated notes

and debentures, would be
3.5 billion in aggregate.
MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based

on balanced revenue, expense and capital growth

services involves selectively taking and

managing risks within the
Bank’s risk appetite. The Bank’s goal is to earn

a stable and sustainable rate of return for

every dollar of risk it takes, while putting

significant emphasis on
investing in its businesses to meet its future

strategic objectives.
The Bank’s businesses and operations are exposed

to a broad number of risks that have been

identified and defined in the Enterprise

Risk Framework. The
Bank’s tolerance to those risks is defined

in the Enterprise Risk Appetite which has been

developed within a comprehensive framework

that takes into
consideration current conditions in which

the Bank operates and the impact that emerging

risks will have on TD’s strategy and risk profile. The

Bank’s risk appetite
states that it takes risks required to build its

business, but only if those risks: (1)

fit the business strategy and can be understood

and managed; (2) do not expose
the enterprise to any significant single loss

events; TD does not ‘bet the bank’

on any single acquisition, business, or

product; and (3) do not risk harming

the TD
brand. Each business is responsible for setting

and aligning its individual risk appetites

with that of the enterprise based on a

thorough examination of the specific
risks to which it is exposed.

The Bank considers it critical to regularly

assess its operating environment and

highlight top and emerging risks. These are

risks with a potential to have a
material effect on the Bank and where the attention

of senior leaders is focused due to the potential

magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned

by senior leaders and reported quarterly

to the Risk Committee. Specific plans

to mitigate top and emerging risks
are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk

management approach have not substantially

changed from that described in the Bank’s 2023

Annual Report.
Additional information on risk factors can

be found in this document and the 2023

MD&A under the heading “Risk Factors and

Management”. For a complete
discussion of the risk governance structure

and the risk management approach, refer

to the “Managing Risk” section in the Bank’s 2023 Annual

Report.

The shaded sections of this MD&A represent

a discussion relating to market and liquidity

risks and form an integral part of the Interim

Consolidated Financial
Statements for the period ended July 31, 2024.
CREDIT RISK
Gross credit risk exposure, also referred

to as exposure at default (EAD), is the

total amount the Bank is exposed to at the time

of default of a loan and is
measured before counterparty-specific

provisions or write-offs. Gross credit risk exposure

does not reflect the effects of credit risk mitigation

(CRM) and includes
both on-balance sheet and off-balance sheet exposures.

On-balance sheet exposures consist primarily

of outstanding loans, non-trading securities,

derivatives,
and certain other repo-style transactions.

Off-balance sheet exposures consist primarily

of undrawn commitments, guarantees,

and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches

the Bank uses to measure credit risk

are included in the following table.

TABLE 27: GROSS CREDIT RISK EXPOSURE – Standardized

and Internal Ratings-Based (IRB) Approaches
1
(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Standardized IRB Total Standardized IRB Total
Retail
Residential secured $ 4,238 $ 531,257 $ 535,495 $ 4,815 $ 515,152 $ 519,967
Qualifying revolving retail 846 176,068 176,914 810 169,183 169,993
Other retail 3,588 102,832 106,420 3,368 99,253 102,621
Total retail 8,672 810,157 818,829 8,993 783,588 792,581
Non-retail
Corporate 2,091 696,513 698,604 3,496 654,369 657,865
Sovereign 123 500,388 500,511 116 527,423 527,539
Bank 4,527 155,854 160,381 5,272 171,180 176,452
Total non-retail 6,741 1,352,755 1,359,496 8,884 1,352,972 1,361,856
Gross credit risk exposures $ 15,413 $ 2,162,912 $ 2,178,325 $ 17,877 $ 2,136,560 $ 2,154,437

Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization,

equity, and certain other credit RWA.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

MARKET RISK

Market risk capital is calculated using the Standardized

Approach.

The Bank continues to use Value-at-Risk (VaR) as an internal management metric to monitor
and control market risk.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of

the Bank’s balance sheet assets and liabilities

exposed to trading and non-trading market

risks. Market risk of assets
and liabilities included in the calculation of VaR and metrics used for regulatory market risk capital purposes

is classified as trading market risk.

TABLE 28: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Non-trading market
Balance Trading Non-trading Balance Trading Non-trading risk – primary risk sheet market risk market risk Other sheet market risk market risk Other sensitivity
Assets subject to market risk
Interest-bearing deposits with banks $ 92,151 $ 112 $ 92,039 $ – $ 98,348 $ 327 $ 98,021 $ – Interest rate
Trading loans, securities, and other 173,175 171,956 1,219 – 152,090 151,011 1,079 – Interest rate
Non-trading financial assets at
fair value through profit or loss 5,600 – 5,600 – 7,340 – 7,340 –
Equity,

foreign exchange,

interest rate
Derivatives 69,827 63,539 6,288 – 87,382 81,526 5,856 –
Equity,

foreign exchange,

interest rate
Financial assets designated at
fair value through profit or loss 5,771 – 5,771 – 5,818 – 5,818 – Interest rate
Financial assets at fair value through
other comprehensive income 75,841 – 75,841 – 69,865 – 69,865 –
Equity,

foreign exchange,

interest rate
Debt securities at amortized cost,
net of allowance for credit losses 281,320 – 281,320 – 308,016 – 308,016 – Foreign exchange, interest rate
Securities purchased under
reverse repurchase agreements 212,918 10,438 202,480 – 204,333 9,649 194,684 – Interest rate
Loans, net of allowance for

loan losses 938,325 – 938,325 – 895,947 – 895,947 – Interest rate
Customers’ liability under
acceptances 19 – 19 – 17,569 – 17,569 – Interest rate
Investment in Schwab 10,031 – 10,031 – 8,907 – 8,907 – Equity
Other assets 1,2 2,007 – 2,007 – 1,956 – 1,956 – Interest rate
Assets not exposed to

market risk
100,196 – – 100,196 97,568 – – 97,568
Total Assets $ 1,967,181 $ 246,045 $ 1,620,940 $ 100,196 $ 1,955,139 $ 242,513 $ 1,615,058 $ 97,568
Liabilities subject to market risk
Trading deposits $ 32,021 $ 27,387 $ 4,634 $ – $ 30,980 $ 27,059 $ 3,921 $ – Equity, interest rate
Derivatives 60,113 58,908 1,205 – 71,640 70,382 1,258 – Equity,
foreign exchange,
interest rate
Securitization liabilities at fair value 18,382 18,382 – – 14,422 14,422 – – Interest rate
Financial liabilities designated at

fair value through profit or loss 196,078 2 196,076 – 192,130 2 192,128 – Interest rate
Deposits 1,220,550 – 1,220,550 – 1,198,190 – 1,198,190 – Interest rate, foreign exchange
Acceptances 19 – 19 – 17,569 – 17,569 – Interest rate
Obligations related to securities
sold short 40,556 39,206 1,350 – 44,661 43,993 668 – Interest rate
Obligations related to securities sold
under repurchase agreements 182,813 13,612 169,201 – 166,854 12,641 154,213 – Interest rate
Securitization liabilities at amortized
cost 12,374 – 12,374 – 12,710 – 12,710 – Interest rate
Subordinated notes and debentures 9,913 – 9,913 – 9,620 – 9,620 – Interest rate
Other liabilities
1,2
30,869 – 30,869 – 27,062 – 27,062 – Equity, interest rate
Liabilities and Equity not

exposed to market risk 163,493 – – 163,493 169,301 – – 169,301
Total Liabilities and Equity $ 1,967,181 $ 157,497 $ 1,646,191 $ 163,493 $ 1,955,139 $ 168,499 $ 1,617,339 $ 169,301
1

Relates to retirement benefits, insurance, and structured entity liabilities.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

-70
-60
-50
-40
-30
-20
-10
0
10
20
30
40
5/1/2024 5/6/2024
5/11/2024 5/16/2024 5/21/2024 5/26/2024 5/31/2024
6/5/2024
6/10/2024 6/15/2024 6/20/2024 6/25/2024 6/30/2024
7/5/2024
7/10/2024 7/15/2024 7/20/2024 7/25/2024 7/30/2024
TOTAL VALUE-AT-RISK

AND TRADING NET REVENUE
(millions of Canadian dollars)

Trading net revenue

Value-at-Risk
Calculating VaR
The Bank computes total VaR on a daily basis by combining the General

Market Risk (GMR) and Idiosyncratic Debt

Specific Risk (IDSR) associated with the
Bank’s trading positions.
GMR is determined by creating a distribution

of potential changes in the market value of

the current portfolio using historical simulation.

The Bank values the
current portfolio using the market price and rate

changes of the most recent
259

trading days for equity, interest rate, foreign exchange, credit, and commodity
products. GMR is computed as the threshold

level that portfolio losses are not expected

to exceed more than
one

out of every
100

trading days. A
one-day

holding
period is used for GMR calculation.
IDSR measures idiosyncratic (single-name) credit

spread risk for credit exposures in the trading

portfolio using Monte Carlo simulation.

The IDSR model is
based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is

computed as the threshold level that portfolio

losses are not
expected to exceed more than one

out of every
100

trading days. IDSR is measured for a
ten-day

holding period.
The following graph discloses daily one-day

VaR usage and trading net revenue, reported on a TEB,

within Wholesale Banking. Trading net revenue includes
trading income and net interest income related

to positions within the Bank’s market risk capital

trading books. For the quarter ended July

31, 2024, there were
3 days

of trading losses and trading net revenue

was positive for
95
% of the trading days, reflecting normal

trading activity. Losses in the year did not exceed VaR
on any trading day.
VaR is a valuable risk measure but it should be used in the

context of its limitations, for example:
●

VaR uses historical data to estimate future events, which limits its forecasting abilities;
●

it does not provide information on losses beyond

the selected confidence level; and
●

it assumes that all positions can be liquidated

during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market

conventions, industry best practices, and
regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management purposes.

This includes Stress Testing as well
as sensitivities to various market risk factors.
The following table presents the end of quarter, average, high,

and low usage of TD’s VaR metric.

TABLE 29: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2024 2024 2023 2024 2023
As at Average High Low Average Average Average Average
Interest rate risk $
9.0
$
16.9
$
27.3
$
9.0
$
20.8
$
25.6
$
18.5
$
26.1
Credit spread risk
32.6
30.2
36.5
25.7
26.5
34.5
28.7
31.9
Equity risk
7.9
9.0
12.0
7.1
7.5
8.9
7.9
10.3
Foreign exchange risk
3.5
3.4
7.8
1.5
3.1
2.0
3.0
3.7
Commodity risk
6.2
4.8
7.6
2.3
3.9
3.7
4.1
5.1
Idiosyncratic debt specific risk
17.2
21.5
27.1
16.5
18.9
31.9
20.5
35.6
Diversification effect 1
(47.5)
(53.1)
n/m 2 n/m
(52.8)
(64.6)
(52.4)
(64.5)
Total Value-at-Risk (one-day)
28.9
32.7
39.8
26.6
27.9
42.0
30.3
48.2
1
The aggregate VaR is less than the sum of the VaR

of the different risk types due to risk offsets resulting from portfolio diversification.
2

Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Average VaR increased quarter-over-quarter due to changes in fixed income positions. Average VaR decreased year-over-year due to changes in interest rate
positions and due to narrower credit spreads.
Validation of VaR Model

The Bank uses a back-testing process

to compare actual profits and losses to VaR to review their consistency with the statistical results of the VaR model.

Structural (Non-Trading) Interest Rate

Risk

The Bank’s

structural interest rate risk arises from traditional

personal and commercial banking activity

and is generally the result of mismatches between

the
maturities and repricing dates of the Bank’s assets

and liabilities. The measurement of interest

rate risk in the banking book does not

include exposures from TD’s
Wholesale Banking or Insurance businesses.

The primary measures for this risk are Economic

Value of Shareholders’

Equity (EVE) Sensitivity and Net Interest

Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact

of a specified interest rate shock to the

change in the net present value of the Bank’s

banking book assets, liabilities,
and certain off-balance sheet items. It reflects a

measurement of the potential present value impact

on shareholders’ equity without an assumed

term profile for the
management of the Bank’s own equity and excludes

product margins.

The NIIS measures the NII change over

a twelve-month horizon for a specified

change in interest rates for banking book

assets, liabilities, and certain off-
balance sheet items assuming a constant balance

sheet over the period.

The Bank’s Market Risk policy sets overall limits

on the structural interest rate risk measures.

These limits are periodically reviewed and

approved by the Risk
Committee. In addition to the Board policy limits,

book-level risk limits are set for the

Bank’s management of non-trading interest rate

risk by Risk Management.
Exposures against these limits are routinely

monitored and reported, and breaches of the

Board limits, if any, are escalated to both the Asset/Liability and

Capital
Committee (ALCO) and the Risk Committee.
The following table shows the potential before-tax

impact of an immediate and sustained

100 bps increase or decrease in interest rates

on the EVE and NIIS
measures.

TABLE 30: STRUCTURAL INTEREST RATE SENSITIVITY MEASURES
(millions of Canadian dollars) As at
July 31, 2024 April 30, 2024 July 31, 2023
EVE NII EVE NII EVE NII
Sensitivity Sensitivity 1 Sensitivity Sensitivity 1 Sensitivity Sensitivity 1
Canada
U.S.

Total Canada U.S. Total Total Total Total Total
Before-tax impact of

100 bps increase in rates
$
(605)
$
(1,880)
$
(2,485)
$
439
$
346
$
785
$
(2,312)
$
875
$
(1,415)
$
984

100 bps decrease in rates
472
1,420
1,892
(475)
(602)
(1,077)
1,861
(1,053)
1,003
(1,155)
1
Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.
As at July 31, 2024, an immediate and sustained

100 bps increase in interest rates

would have had a negative impact to the Bank’s

EVE of $
2,485

million, an
increase of $
173

million from last quarter, and a positive impact to the Bank’s NII of

$
785

million, a decrease of $
90

million from last quarter. An immediate and
sustained 100 bps decrease in interest rates

would have had a positive impact to the Bank’s EVE

of $
1,892

million, an increase of $
31

million from last quarter,
and a negative impact to the Bank’s NII of $
1,077

million, an increase of $
24

million from last quarter. The quarter-over-quarter increase in

EVE Sensitivity is
primarily attributed to growth in fixed

rate assets funded by equity, mainly in Canada. The quarter-over-quarter

NII Sensitivity is relatively stable.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Liquidity Risk
Liquidity risk is the risk of having insufficient cash or

collateral to meet financial obligations and

an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations

can arise from deposit withdrawals, debt

maturities, commitments to provide credit or liquidity

support,

or the need
to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank applies an established set of practices

and protocols for managing its potential

exposure to liquidity risk. The Bank

targets a 90-day survival horizon
under a combined bank-specific and market-wide

stress scenario, and a minimum buffer over regulatory

requirements prescribed by the OSFI Liquidity

Adequacy
Requirements (LAR)

guidelines.

The Bank’s funding program emphasizes maximizing

deposits as a core source of funding and

maintaining access to wholesale
funding markets across diversified terms,

counterparties, funding types, and currencies

that is designed to ensure low exposure

to a sudden contraction of
wholesale funding capacity and to minimize

structural liquidity gaps. The Bank also maintains

a contingency funding plan to enhance

preparedness for recovery
from potential liquidity stress events. The

Bank’s strategies and actions comprise an

integrated liquidity risk management program

that is designed to ensure low
exposure to liquidity risk and compliance

with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk

management program. It ensures there are

effective management structures and practices

in place to properly
measure and manage liquidity risk. The Global

Liquidity & Funding Committee,

a subcommittee of the ALCO comprised

of senior management from Treasury,
Risk Management and Wholesale Banking, identifies

and monitors the Bank’s liquidity risks.

The management of liquidity risk is the responsibility

of the SET
member responsible for Treasury, while oversight and challenge are provided by the ALCO and independently by Risk

Management. The Risk Committee
regularly reviews the Bank’s liquidity position

and approves the Bank’s Liquidity Risk

Management Framework biennially and

the related policies annually.
The Bank’s liquidity risk appetite and liquidity risk

management approach have not substantially

changed from that described in the Bank’s 2023

Annual Report.
For a complete discussion of liquidity risk,

refer to the “Liquidity Risk”

section in the Bank’s 2023 Annual Report.
Liquid assets
The unencumbered liquid assets the Bank holds

to meet its liquidity requirements must be

high-quality securities that the Bank believes

can be monetized quickly
in stress conditions with minimal loss in

market value. The liquidity value of unencumbered

liquid assets considers estimated

market or trading depths, settlement
timing, and/or other identified impediments

to potential sale or pledging.

Assets held by the Bank to meet liquidity

requirements are summarized in the following

tables. The tables do not include assets held

within the Bank’s
insurance businesses as these are used to

support insurance-specific liabilities and capital

requirements.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 31: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY 1,2
(millions of Canadian dollars, except as noted)
As at

Securities

received as

collateral from

securities

financing and

Bank-owned

derivative

Total
% of

Encumbered

Unencumbered

liquid assets

transactions liquid assets total
liquid assets

liquid assets

July 31, 2024

Cash and central bank reserves $
18,224
$
–
$
18,224
2
% $
687
$
17,537
Canadian government obligations
23,252
81,177
104,429
12
44,903
59,526
National Housing Act Mortgage-Backed
Securities (NHA MBS)
42,100
–
42,100
6
1,541
40,559
Obligations of provincial governments, public sector entities and multilateral development banks 3
43,765
26,028
69,793
8
38,043
31,750
Corporate issuer obligations
4,081
5,846
9,927
1
5,163
4,764
Equities
13,314
2,298
15,612
2
10,171
5,441
Total Canadian dollar-denominated
144,736
115,349
260,085
31
100,508
159,577
Cash and central bank reserves
72,032
–
72,032
9
215
71,817
U.S. government obligations
62,301
63,369
125,670
15
67,304
58,366
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations
78,601
11,934
90,535
11
25,901
64,634
Obligations of other sovereigns, public sector entities
and multilateral development banks 3
66,212
35,906
102,118
12
40,510
61,608
Corporate issuer obligations
77,757
15,441
93,198
11
27,047
66,151
Equities
55,553
36,368
91,921
11
52,275
39,646
Total non-Canadian dollar-denominated
412,456
163,018
575,474
69
213,252
362,222
Total $
557,192
$
278,367
$
835,559
100
% $
313,760
$
521,799
October 31, 2023

Cash and central bank reserves $
28,548
$
–
$
28,548
3
% $
506
$
28,042
Canadian government obligations
15,214
94,000
109,214
13
67,457
41,757
NHA MBS
38,760
–
38,760
4
1,043
37,717
Obligations of provincial governments, public sector entities and multilateral development banks 3
40,697
22,703
63,400
8
31,078
32,322
Corporate issuer obligations
19,507
4,815
24,322
3
4,512
19,810
Equities
10,555
2,288
12,843
1
8,890
3,953
Total Canadian dollar-denominated
153,281
123,806
277,087
32
113,486
163,601
Cash and central bank reserves
66,094
–
66,094
8
180
65,914
U.S. government obligations
72,808
64,449
137,257
16
63,688
73,569
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations
80,047
15,838
95,885
11
29,487
66,398
Obligations of other sovereigns, public sector entities
and multilateral development banks 3
65,996
54,321
120,317
13
56,652
63,665
Corporate issuer obligations
84,853
9,656
94,509
11
15,228
79,281
Equities
38,501
38,388
76,889
9
47,653
29,236
Total non-Canadian dollar-denominated
408,299
182,652
590,951
68
212,888
378,063
Total $
561,580
$
306,458
$
868,038
100
% $
326,374
$
541,664
1
Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2

Positions stated include gross asset values pertaining to securities financing transactions.
3

Includes debt obligations issued or guaranteed by these entities.
Unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance

subsidiaries) and branches
are summarized in the following table.

TABLE 32: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY

BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)
As at

July 31 October 31
2024 2023
The Toronto-Dominion Bank (Parent) $
215,981
$
205,408
Bank subsidiaries
287,412
291,915
Foreign branches
18,406
44,341
Total $
521,799
$
541,664

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

The Bank’s

monthly average liquid assets (excluding those

held in insurance subsidiaries) for the quarters

ended July 31, 2024 and April 30,

2024, are
summarized in the following table.

TABLE 33: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY 1,2
(millions of Canadian dollars, except as noted) Average for the three months ended
Securities
received as
collateral from
securities
financing and Total
Bank-owned derivative liquid % of Encumbered Unencumbered
liquid assets transactions assets Total liquid assets liquid assets
July 31, 2024
Cash and central bank reserves $ 21,916 $ – $ 21,916 2% $ 693 $ 21,223
Canadian government obligations 20,404 83,721 104,125 12 50,612 53,513
NHA MBS 41,786 50 41,836 5 1,686 40,150
Obligations of provincial governments, public sector

entities and multilateral development banks 3 43,412 25,626 69,038 8 37,146 31,892
Corporate issuer obligations 9,972 5,654 15,626 2 5,273 10,353
Equities 12,679 2,287 14,966 2 10,614 4,352
Total Canadian dollar-denominated 150,169 117,338 267,507 31 106,024 161,483
Cash and central bank reserves 75,032 – 75,032 9 213 74,819
U.S. government obligations 65,944 60,995 126,939 15 71,522 55,417
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations 78,283 13,830 92,113 11 28,028 64,085
Obligations of other sovereigns, public sector entities and

multilateral development banks 3 64,844 36,408 101,252 12 39,918 61,334
Corporate issuer obligations 78,116 15,548 93,664 11 27,440 66,224
Equities 54,676 38,205 92,881 11 52,469 40,412
Total non-Canadian dollar-denominated 416,895 164,986 581,881 69 219,590 362,291
Total $ 567,064 $ 282,324 $ 849,388 100% $ 325,614 $ 523,774
April 30, 2024
Cash and central bank reserves $ 21,416 $ – $ 21,416 2% $ 662 $ 20,754
Canadian government obligations 22,788 89,436 112,224 13 54,659 57,565
NHA MBS 41,280 17 41,297 5 1,397 39,900
Obligations of provincial governments, public sector

entities and multilateral development banks 3 42,126 23,814 65,940 8 35,200 30,740
Corporate issuer obligations 20,600 5,514 26,114 3 5,741 20,373
Equities 13,240 3,267 16,507 2 12,554 3,953
Total Canadian dollar-denominated 161,450 122,048 283,498 33 110,213 173,285
Cash and central bank reserves 61,498 – 61,498 7 228 61,270
U.S. government obligations 75,101 63,416 138,517 16 75,230 63,287
U.S. federal agency obligations, including U.S.

federal agency mortgage-backed obligations 79,294 12,670 91,964 10 27,618 64,346
Obligations of other sovereigns, public sector entities and

multilateral development banks 3 65,033 36,777 101,810 12 39,427 62,383
Corporate issuer obligations 79,427 14,078 93,505 11 25,515 67,990
Equities 52,723 38,939 91,662 11 51,440 40,222
Total non-Canadian dollar-denominated 413,076 165,880 578,956 67 219,458 359,498
Total $ 574,526 $ 287,928 $ 862,454 100% $ 329,671 $ 532,783
1

Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2

Positions stated include gross asset values pertaining to securities financing transactions.
3

Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in

The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and
branches are summarized in the following

table.

TABLE 34: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES,

AND BRANCHES
(millions of Canadian dollars)
Average for the three months ended

July 31 April 30
2024 2024
The Toronto-Dominion Bank (Parent) $ 215,465 $ 227,812
Bank subsidiaries 286,944 278,667
Foreign branches 21,365 26,304
Total $ 523,774 $ 532,783
ASSET ENCUMBRANCE
In the course of the Bank’s day-to-day operations,

assets are pledged to obtain funding,

support trading and brokerage businesses,

and participate in clearing
and/or settlement systems. A summary

of encumbered and unencumbered assets

(excluding assets held in insurance subsidiaries)

is presented in the following
table to identify assets that are used or available

for potential funding needs.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 35: ENCUMBERED AND UNENCUMBERED ASSETS
(millions of Canadian dollars) As at
Total Assets Encumbered
1
Unencumbered
Securities
received as

collateral from
securities

financing and

Bank-owned derivative
Total

Pledged as

Available as
assets transactions 2 Assets Collateral 3 Other 4 Collateral 5 Other 6
July 31, 2024
Cash and due from banks $ 7,245 $ – $ 7,245 $ – $ – $ – $ 7,245
Interest-bearing deposits with
banks 92,151 – 92,151 5,634 – 83,266 3,251
Securities, trading loans, and other 7 541,707 441,244 982,951 396,856 18,734 531,104 36,257
Derivatives 69,827 – 69,827 – – – 69,827
Securities purchased under reverse
repurchase agreements 8 212,918 (212,918) – – – – –
Loans, net of allowance for loan

losses 9 938,325 (13,787) 924,538 62,835 85,029 59,818 716,856
Customers’ liabilities under

acceptances 19 – 19 – – – 19
Other assets 10 104,989 – 104,989 164 – – 104,825
Total assets $ 1,967,181 $ 214,539 $ 2,181,720 $ 465,489 $ 103,763 $ 674,188 $ 938,280
October 31, 2023
Total assets $ 1,955,139 $ 215,318 $ 2,170,457 $ 460,641 $ 84,997 $ 678,289 $ 946,530
1

Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off-
balance sheet, for the purpose of this disclosure, the on- and off-balance sheet holdings are encumbered in alignment with the business practice.
2

Assets received as collateral through off-balance sheet transactions such as reverse repurchase agreements,

securities borrowing, margin loans, and other client activity.
3

Represents assets that have been posted externally to support the Bank’s day-to-day operations, including securities financing transactions, clearing and payments, and derivative
transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4

Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5

Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.
6

Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).
7

Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at

FVTPL, financial assets at FVOCI, and DSAC.
8

Assets reported in the “Bank-owned assets”

column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase
transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions

”

column to avoid double-counting with the on-balance sheet
assets.
9

The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions”

column to avoid double-
counting with the on-balance sheet assets.
10

Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.
LIQUIDITY STRESS TESTING AND CONTINGENCY

FUNDING PLANS
In addition to the Severe Combined Stress

Scenario,

the Bank performs liquidity stress testing

on multiple alternate scenarios. These

scenarios are a mix of TD-
specific events and market-wide stress events

designed to test the impact from risk factors

material to the Bank’s risk profile. Liquidity assessments

are also part
of the Bank’s Enterprise-Wide Stress Testing program.
The Bank has liquidity contingency funding

plans (CFP) in place at the overall Bank

level and for certain subsidiaries operating

in foreign jurisdictions (Regional
CFPs). The Bank’s CFP provides a documented

framework for managing unexpected liquidity

situations and thus is an integral component

of the Bank’s overall
liquidity risk management program. It

outlines different contingency levels based on

the severity and duration of the liquidity situation and

identifies recovery
actions appropriate for each level. For each recovery

action, it provides key operational

steps required to execute the action. Regional

CFPs identify recovery
actions to address region-specific stress

events. The actions and governance structure

outlined in the Bank’s CFP are aligned

with the Bank’s Crisis Management
Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs

and ability to raise funds. Rating downgrades

could potentially result in higher financing costs,

increased
requirements to pledge collateral, reduced

access to capital markets, and could also affect

the Bank’s ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating

agencies reflect their views and are

subject to change from time to time, based on

a number of factors including
the Bank’s financial strength, competitive position,

and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating
agencies and conditions affecting the overall financial

services industry.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 36: CREDIT RATINGS 1
As at
July 31, 2024
Moody’s S&P Fitch DBRS
Deposits/Counterparty
2
Aa1 AA- AA AA (high)
Legacy Senior Debt
3
Aa2 AA- AA AA (high)
Senior Debt
4
A1 A AA- AA
Covered Bonds Aaa – AAA AAA
Legacy Subordinated Debt – non-NVCC A2 A A AA (low)
Tier 2 Subordinated Debt – NVCC A2 (hyb) A- A A
AT1 Perpetual Debt – NVCC Baa1 (hyb) BBB BBB+ –
Limited Recourse Capital Notes – NVCC Baa1 (hyb) BBB BBB+ A (low)
Preferred Shares – NVCC Baa1 (hyb) BBB BBB+ Pfd-2 (high)
Short-Term Debt (Deposits) P-1 A-1+ F1+ R-1 (high)
Outlook Stable Negative Negative Stable
1

The above ratings are for The Toronto-Dominion

Bank legal entity. Subsidiaries’ ratings are available

on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not
recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision
or withdrawal at any time by the rating organization.
2

Represents Moody’s Long-Term

Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, Fitch’s

Long-Term Deposits Rating and DBRS

’

Long-Term Issuer Rating.
3

Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September

23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
4

Subject to conversion under the bank recapitalization “bail-in”

regime.
The Bank regularly reviews the level

of increased collateral its trading counterparties

would require in the event of a downgrade of

TD’s credit rating. The Bank
holds liquid assets to ensure it is able to provide

additional collateral required by trading

counterparties in the event of a three-notch

downgrade in the Bank’s
senior debt ratings.

The following table presents the additional collateral

that could have been

contractually required to be posted to over-the-counter

(OTC)
derivative counterparties as of the reporting

date in the event of one, two, and three-notch

downgrades of the Bank’s credit ratings.

TABLE 37: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES 1
(millions of Canadian dollars)
Average for the three months ended

July 31 April 30
2024 2024
One-notch downgrade $ 175 $ 166
Two-notch downgrade 250 242
Three-notch downgrade 987 934
1

The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated

as the ratio of the stock of unencumbered high-quality

liquid assets (HQLA) over the net cash

outflow requirements in the
next 30 days under a hypothetical liquidity stress

event.
Other than during periods of financial stress,

the Bank must maintain the LCR above

100% in accordance with the OSFI

LAR requirement. The Bank’s LCR is
calculated according to the scenario parameters

in the LAR guideline, including prescribed

HQLA eligibility criteria and haircuts, deposit

run-off rates, and other
outflow and inflow rates. HQLA held by the

Bank that are eligible for the LCR calculation

under the LAR are primarily central bank reserves,

sovereign-issued or
sovereign-guaranteed securities, and high-quality

securities issued by non-financial entities.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table summarizes the Bank’s average

daily LCR as of the relevant dates.

TABLE 38: AVERAGE LIQUIDITY COVERAGE RATIO 1
(millions of Canadian dollars, except

as noted)
Average for the three months ended
July 31, 2024
Total unweighted Total weighted
value (average) 2 value (average) 3
High-quality liquid assets
Total high-quality liquid assets $ n/a 4 $ 337,631
Cash outflows
Retail deposits and deposits from small business

customers, of which:
$ 484,934 $ 31,021
Stable deposits 262,642 7,879
Less stable deposits 222,292 23,142
Unsecured wholesale funding, of which: 358,913 176,405
Operational deposits (all counterparties)

and deposits in networks of cooperative banks
128,024 30,343
Non-operational deposits (all counterparties) 205,057 120,230
Unsecured debt 25,832 25,832
Secured wholesale funding n/a 49,478
Additional requirements, of which: 343,817 103,324
Outflows related to derivative exposures and

other collateral requirements
53,239 43,636
Outflows related to loss of funding on debt products 10,459 10,459
Credit and liquidity facilities 280,119 49,229
Other contractual funding obligations 21,826 11,209
Other contingent funding obligations 804,626 12,476
Total cash outflows $ n/a $ 383,913
Cash inflows
Secured lending

$ 253,324 $ 34,261
Inflows from fully performing exposures 24,314 11,638
Other cash inflows 75,706 75,706
Total cash inflows $ 353,344 $ 121,605
Average for the three months ended
July 31, 2024 April 30, 2024
Total adjusted Total adjusted
value value
Total high-quality liquid assets $ 337,631 $ 332,676
Total net cash outflows 262,308 264,950
Liquidity coverage ratio 129% 126%
1

The LCR for the quarter ended July 31, 2024

is calculated as an average of the 64 daily data points in the quarter.

2

Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3

Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4

Not applicable as per the LCR common disclosure template.
The Bank’s average LCR was 129% representing

a surplus of $75 billion for the quarter

ended July 31, 2024 and continues to

meet regulatory requirements.

The Bank holds a variety of liquid assets

commensurate with the liquidity needs of

the organization majority of which also

qualify as HQLA under the OSFI LAR
guideline. The average HQLA of the Bank

for the quarter ended July 31, 2024 was $338

billion (April 30, 2024 – $333 billion),

with Level 1 assets representing
84% (April 30, 2024 – 83%). The Bank’s reported

HQLA excludes excess HQLA from the

U.S. Retail operations, reflecting liquidity

transfer limitations from
U.S. Retail and its affiliates which adheres to OSFI

LAR and Federal Reserve Board guidelines.

As described in the “How TD Manages Liquidity

Risk” section of the Bank’s 2023 Annual Report,

the Bank manages its HQLA and other liquidity

buffers to the
higher of TD’s internal 90-day surplus requirement

and its target buffers over regulatory requirements

from including the LCR, NSFR, and the

Net Cumulative
Cash Flow metrics.
NET STABLE

FUNDING RATIO
The NSFR is a Basel III metric calculated as

the ratio of total available stable funding

(ASF) over total required stable funding (RSF)

in accordance with OSFI’s
LAR guideline. The Bank must maintain an

NSFR ratio equal to or above 100% in accordance

with the LAR guideline. The Bank’s ASF comprises

the Bank’s
liability and capital instruments (including

deposits and wholesale funding). The assets

that require stable funding are based on

the Bank’s on and off-balance
sheet activities and a function of their liquidity

characteristics and the requirements of OSFI’s

LAR guideline.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 39: NET STABLE FUNDING RATIO
(millions of Canadian dollars, except

as noted)
As at
July 31, 2024
Unweighted value by residential maturity
6 months to
No

Less than

less than

More than Weighted
maturity 1
6 months

1 year

1 year

value 2
Available Stable Funding Item
Capital $ 111,253 $ n/a $ n/a $ 9,435 $ 120,688
Regulatory capital 111,253 n/a n/a 9,435 120,688
Other capital instruments n/a n/a n/a – –
Retail deposits and deposits from small business

customers:
441,755 82,129 30,205 32,134 545,006
Stable deposits 248,989 32,014 13,040 16,265 295,606
Less stable deposits 192,766 50,115 17,165 15,869 249,400
Wholesale funding: 251,015 374,937 97,314 239,696 449,287
Operational deposits 105,063 2,454 – – 53,759
Other wholesale funding 145,952 372,483 97,314 239,696 395,528
Liabilities with matching interdependent assets 3 – 1,611 2,137 24,816 –
Other liabilities: 52,345 91,906 2,800
NSFR derivative liabilities n/a 3,460

n/a

All other liabilities and equity not included

in the above categories
52,345 84,523 2,247 1,676 2,800
Total Available Stable Funding $ 1,117,781
Required Stable Funding Item
Total NSFR high-quality liquid assets $

n/a

$

n/a

$

n/a

$

n/a

$ 53,701
Deposits held at other financial institutions for

operational purposes
– – – – –
Performing loans and securities 114,096 263,165 118,227 677,088 773,590
Performing loans to financial institutions

secured by Level 1 HQLA
– 89,902 10,233 – 12,748
Performing loans to financial institutions

secured by non-Level 1
HQLA and unsecured performing loans to

financial institutions
302 53,693 9,536 14,117 25,014
Performing loans to non-financial corporate

clients, loans to retail
and small business customers, and loans

to sovereigns, central
banks and PSEs, of which: 38,874 60,817 43,344 297,347 341,252
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk n/a – – – –
Performing residential mortgages, of which: 32,569 52,712 47,846 301,349 296,680
With a risk weight of less than or equal

to 35% under the Basel II
standardized approach for credit risk 32,569 52,712 47,846 301,349 296,680
Securities that are not in default and do not

qualify as HQLA,
including exchange-traded equities 42,351 6,041 7,241 64,276 97,896
Assets with matching interdependent liabilities 3 – 1,958 2,410 24,195 –
Other assets: 76,854 139,958 112,577
Physical traded commodities, including gold 12,661

n/a

n/a

n/a

11,136
Assets posted as initial margin for derivative

contracts and

contributions to default funds of CCPs 17,832 15,157
NSFR derivative assets

n/a

8,180 4,720
NSFR derivative liabilities before deduction

of variation margin
posted

n/a

19,430 972
All other assets not included in the above

categories
64,193 86,494 2,113 5,909 80,592
Off-balance sheet items

n/a

821,235 29,786
Total Required Stable Funding $ 969,654
Net Stable Funding Ratio

115%
As at
October 31, 2023
Total Available Stable Funding $ 1,123,816
Total Required Stable Funding 960,590
Net Stable Funding Ratio

117%
1

Items in the “no maturity” time bucket do not have a stated maturity.

These may include, but are not limited to, items such as capital with perpetual maturity,

non-maturity deposits, short
positions, open maturity positions, non-HQLA equities, and physical traded commodities.
2

Weighted values are calculated after the application of respective NSFR weights, as prescribed by the

OSFI LAR guideline.
3

Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while the asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability.

As such, the
only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the

Canada Mortgage Bonds Program and their corresponding
encumbered assets.
The Bank’s NSFR for the quarter ended July 31,

2024 is at 115%

(October 31, 2023 – 117%) representing a surplus of $148 billion and adheres to regulatory
requirements. The NSFR remained relatively

stable to the previous quarter (April 30, 2024 –

114%), as the Bank’s funding programs continued to meet funding requirements in the quarter.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

FUNDING
The Bank has access to a variety of unsecured

and secured funding sources. The Bank’s

funding activities are conducted in accordance

with liquidity risk
management policies that require assets be

funded to the appropriate term and to a prudent

diversification profile.

The Bank’s primary approach to managing

funding activities is to maximize the use of

deposits raised through personal and

commercial banking channels.
The
following table illustrates the Bank’s base of personal

and commercial, wealth, and Schwab sweep

deposits (collectively, “P&C deposits”) that make up
approximately
70
% (October 31, 2023 –
70
%) of the Bank’s total funding.

TABLE 40: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)
As at

July 31 October 31
2024 2023
P&C deposits – Canadian $
556,475
$
529,078
P&C deposits – U.S.
1
427,053
446,355
Total $
983,528
$
975,433
1
P&C deposits in U.S. are presented on a Canadian equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.

WHOLESALE FUNDING
The Bank maintains various registered external

wholesale term (greater than 1 year) funding

programs to provide access to diversified

funding sources, including
asset securitization, covered bonds, and

unsecured wholesale debt. The Bank raises

term funding through Senior Notes, NHA MBS,

and notes backed by credit
card receivables (Evergreen Credit Card

Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by
currency, and by funding types. The Bank raises short-term (1 year or less) funding using certificates of deposit,

commercial paper, and bankers’ acceptances
.
The following table summarizes the registered

term funding and capital programs by geography, with the related program size as at July 31, 2024.
Canada United States Europe
Capital Securities Program ($20 billion)
Canadian Senior Medium-Term Linked Notes
Program ($5 billion)
HELOC ABS Program (Genesis Trust II) ($7

billion)
U.S. SEC (F-3) Registered Capital and

Debt
Program (US$75 billion)
U.K. Financial Conduct Authority (FCA) Registered
Legislative Covered Bond Program ($100 billion)
FCA Registered Global Medium-Term Note Program
(US$40 billion)
The following table presents a breakdown of

the Bank’s term debt by currency and funding

type. Term funding as at July 31, 2024, was $178.2 billion
(October 31, 2023 – 173.3 billion).
Note that Table 41: Long-Term Funding and Table

42: Wholesale Funding do not include

any funding accessed via repurchase transactions

or securities financing.
TABLE 41: LONG-TERM FUNDING 1
As at
July 31 October 31
Long-term funding by currency 2024

2023
Canadian dollar 25% 27%
U.S. dollar 34 35
Euro 29 27
British pound 6 5
Other 6 6
Total 100% 100%
Long-term funding by type

Senior unsecured medium-term notes 54% 61%
Covered bonds 38 31
Mortgage securitization
2
7 7
Term asset-backed securities 1 1
Total 100% 100%
1
The table includes funding issued to external investors

only.
2
Mortgage securitization excludes the residential

mortgage trading business.
The Bank maintains depositor concentration

limits in respect of short-term wholesale

deposits so that it is not overly reliant

on individual depositors for funding.
The Bank further limits short-term wholesale

funding maturity concentration in an effort to

mitigate refinancing risk during a stress event.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table represents the remaining

maturity of various sources of funding outstanding

as at July 31,

2024 and October 31, 2023.

TABLE 42: WHOLESALE FUNDING 1
(millions of Canadian dollars)
As at
July 31 October 31
2024 2023
Less than 1 to 3 3 to 6 6 months Up to 1 Over 1 to Over
1 month months months to 1 year year 2 years 2 years Total Total
Deposits from banks
2
$ 594 $ 172 $ 64 $ 149 $ 979 $ – $ – $ 979 $ 2,095
Bearer deposit notes 340 956 130 188 1,614 – – 1,614 1,804
Certificates of deposit 10,396 27,435 20,037 40,042 97,910 3,471 – 101,381 113,476
Commercial paper 8,823 21,122 16,125 13,233 59,303 – – 59,303 40,515
Covered bonds – – 450 11,919 12,369 12,897 42,930 68,196 54,006
Mortgage securitization 3 35 1,064 1,640 2,290 5,029 4,039 21,688 30,756 27,131
Legacy senior unsecured medium-term
notes 4 – – – – – 239 – 239 3,162
Senior unsecured medium-term notes 5 – 6,426 7,802 7,324 21,552 20,486 52,965 95,003 100,492
Subordinated notes and debentures 6 – – – 196 196 – 9,717 9,913 9,620
Term asset-backed

securitization
– 737 368 3,767 4,872 139 955 5,966 2,204
Other 7 28,717 2,455 11,309 6,412 48,893 923 1,060 50,876 44,348
Total $ 48,905 $ 60,367 $ 57,925 $ 85,520 $ 252,717 $ 42,194 $ 129,315 $ 424,226 $ 398,853
Of which:
Secured $ 35 $ 1,801 $ 11,424 $ 22,804 $ 36,064 $ 17,076 $ 65,577 $ 118,717 $ 92,361
Unsecured 48,870 58,566 46,501 62,716 216,653 25,118 63,738 305,509 306,492
Total $ 48,905 $ 60,367 $ 57,925 $ 85,520 $ 252,717 $ 42,194 $ 129,315 $ 424,226 $ 398,853
1

Excludes bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing

Risk” section of this document.
2

The presentation has been changed to only include fixed-term commercial bank deposits, to better align with how management views the Bank’s composition of wholesale funding.
3

Includes mortgage-backed securities (MBS) issued to external investors and Wholesale Banking residential mortgage trading business.
4

Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23,

2018 which is excluded from the bank recapitalization “bail-in” regime, including debt with an original term-to-maturity of less than 400 days.
5

Comprised of senior debt subject to conversion under the bank recapitalization “bail-in”

regime. Excludes $5.9 billion of structured notes subject to conversion under the “bail-in”
regime (October 31, 2023 – $5.7 billion).
6

Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7
Includes fixed-term deposits from non-bank institutions (unsecured) of $19.3 billion (October 31, 2023 – $22.1 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential

mortgage trading business, the Bank’s total

MBS issued to external investors for the

three and nine months ended
July 31, 2024 was $0.8 billion and $1.6 billion,

respectively (three and nine months

ended July 31, 2023 - $0.3 billion and $1.0

billion, respectively) and other
asset-backed securities issued for the

three and nine months ended July 31, 2024

was $0.9 billion and $0.9 billion, respectively

(three and nine months ended
July 31, 2023 – nil and $0.4 billion, respectively).

The Bank also issued $1.3 billion and $9.5

billion, respectively of unsecured medium-term

notes for the three and
nine months ended July 31, 2024 (three

and nine months ended July 31, 2023 -

$10.1 billion and $23.9 billion, respectively)

and $5.6 billion and $20.5 billion,
respectively of covered bonds for the

three and nine months ended July 31,

2024 (three and nine months ended

July 31, 2023 - $6.3 billion and $15.7 billion,
respectively).
MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-BALANCE SHEET COMMITMENTS
The following table summarizes on-balance

sheet and off-balance sheet categories by remaining

contractual maturity. Off-balance sheet commitments include
contractual obligations to make future payments

on certain lease-related commitments, certain

purchase obligations, and other liabilities.

The values of credit
instruments reported in the following

table represent the maximum amount of additional

credit that the Bank could be obligated to extend

should such instruments
be fully drawn or utilized. Since a significant

portion of guarantees and commitments

are expected to expire without being

drawn upon, the total of the contractual
amounts is not representative of expected future

liquidity requirements. These contractual obligations

have an impact on the Bank’s short-term and

long-term
liquidity and capital resource needs.
The maturity analysis presented does not depict

the degree of the Bank’s maturity transformation or

the Bank’s exposure to interest rate and liquidity risk.

The
Bank’s objective is to fund its assets appropriately

to protect against borrowing cost volatility

and potential reductions to funding market

availability. The Bank
utilizes stable non-maturity deposits (chequing

and savings accounts) and term deposits

as the primary source of long-term funding

for the Bank’s non-trading
assets including personal and business

term loans and the stable balance of revolving

lines of credit. Additionally, the Bank issues long-term funding in respect of
such non-trading assets and raises short

term funding primarily to finance trading assets.

The liquidity of trading assets under stressed

market conditions is
considered when determining the appropriate

term of the funding.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 43: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars) As at
July 31, 2024
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
7,245
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
7,245
Interest-bearing deposits with banks
88,171
24
–
–
–
59
–
–
3,897
92,151
Trading loans, securities, and other
1
2,504
6,209
4,420
4,576
6,168
13,143
25,282
26,407
84,466
173,175
Non-trading financial assets at fair
value through profit or loss
–
–
2
317
1,534
639
641
772
1,695
5,600
Derivatives
10,034
8,834
5,970
3,965
3,600
8,787
15,789
12,848
–
69,827
Financial assets designated at fair
value through profit or loss
127
526
317
356
574
1,099
1,437
1,335
–
5,771
Financial assets at fair value through
other comprehensive income
539
1,979
2,344
1,699
6,354
4,301
19,607
35,560
3,458
75,841
Debt securities at amortized cost,
net of allowances for credit losses
1,140
2,825
5,090
4,748
6,365
25,548
102,789
132,817
(2)
281,320
Securities purchased under
reverse repurchase agreements
2
135,752
39,186
23,089
7,248
4,015
2,017
480
–
1,131
212,918
Loans
Residential mortgages

5,325
9,294
14,407
12,930
21,775
73,780
133,363
58,388
–
329,262
Consumer instalment and other personal
989
1,689
2,417
3,891
6,276
28,111
86,679
34,941
59,330
224,323
Credit card
–
–
–
–
–
–
–
–
40,517
40,517
Business and government

55,128
13,433
17,762
10,829
16,124
43,989
105,146
63,416
26,207
352,034
Total loans
61,442
24,416
34,586
27,650
44,175
145,880
325,188
156,745
126,054
946,136
Allowance for loan losses
–
–
–
–
–
–
–
–
(7,811)
(7,811)
Loans, net of allowance for loan losses
61,442
24,416
34,586
27,650
44,175
145,880
325,188
156,745
118,243
938,325
Customers’ liability under acceptances

–
19
–
–
–
–
–
–
–
19
Investment in Schwab
–
–
–
–
–
–
–
–
10,031
10,031
Goodwill
3
–
–
–
–
–
–
–
–
18,700
18,700
Other intangibles
3
–
–
–
–
–
–
–
–
2,973
2,973
Land, buildings, equipment, and other depreciable

assets, and right-of-use assets
3
–
7
9
9
13
71
571
3,150
5,742
9,572
Deferred tax assets
–
–
–
–
–
–
–
–
4,719
4,719
Amounts receivable from brokers, dealers, and clients
32,307
–
–
–
–
–
–
–
–
32,307
Other assets
5,483
2,080
873
4,502
322
223
280
150
12,774
26,687
Total assets $
344,744
$
86,105
$
76,700
$
55,070
$
73,120
$
201,767
$
492,064
$
369,784
$
267,827
$ 1,967,181
Liabilities
Trading deposits $
3,497
$
4,396
$
3,773
$
2,202
$
2,384
$
4,978
$
8,853
$
1,938
$
–
$
32,021
Derivatives
8,848
7,906
6,201
3,768
2,571
7,497
10,445
12,877
–
60,113
Securitization liabilities at fair value
35
391
916
327
700
2,610
8,124
5,279
–
18,382
Financial liabilities designated at

fair value through profit or loss

42,648
51,982
38,794
31,951
27,121
3,437
2
–
143
196,078
Deposits
4,5
Personal
16,095
25,885
33,402
16,275
16,730
15,800
15,759
8
490,695
630,649
Banks
10,163
64
9,011
2,414
2,414
1
2
1
12,169
36,239
Business and government
20,322
22,132
16,705
7,069
18,693
36,243
75,946
21,004
335,548
553,662
Total deposits
46,580
48,081
59,118
25,758
37,837
52,044
91,707
21,013
838,412
1,220,550
Acceptances
–
19
–
–
–
–
–
–
–
19
Obligations related to securities sold short 1
728
2,334
2,241
991
1,283
7,076
12,592
12,231
1,080
40,556
Obligations related to securities sold under repurchase

agreements
2
156,523
17,159
4,859
319
418
1,155
27
–
2,353
182,813
Securitization liabilities at amortized cost
–
672
724
825
437
1,429
5,044
3,243
–
12,374
Amounts payable to brokers, dealers, and clients
25,063
–
–
–
–
–
–
–
–
25,063
Insurance contract liabilities
371
456
477
376
351
1,013
1,650
704
945
6,343
Other liabilities
9,959
11,269
12,605
2,175
728
1,609
1,501
4,180
7,354
51,380
Subordinated notes and debentures

–
–
–
–
196
–
–
9,717
–
9,913
Equity
–
–
–
–
–
–
–
–
111,576
111,576
Total liabilities and equity $
294,252
$
144,665
$
129,708
$
68,692
$
74,026
$
82,848
$
139,945
$
71,182
$
961,863
$ 1,967,181
Off-balance sheet commitments
Credit and liquidity commitments
6,7
$
25,581
$
33,773
$
24,765
$
20,715
$
24,302
$
52,020
$
170,501
$
4,880
$
1,915
$
358,452
Other commitments
8
74
194
362
261
392
937
1,775
392
56
4,443
Unconsolidated structured entity commitments
–
9
331
292
100
1,084
21
–
–
1,837
Total off-balance sheet commitments $
25,655
$
33,976
$
25,458
$
21,268
$
24,794
$
54,041
$
172,297
$
5,272
$
1,971
$
364,732
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
5

Includes $
68

billion of covered bonds with remaining contractual maturities of $
2

billion in ‘over 6 to 9 months’, $
10

billion in ‘over 9 months to 1 year’, $
13

billion in ‘over 1 to 2 years’,

$
37

billion in ‘over 2 to 5 years’, and $
6

billion in ‘over 5 years’.
6

Includes $
585

million in commitments to extend credit to private equity investments.
7

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments
.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

TABLE 43: REMAINING CONTRACTUAL MATURITY (continued)
(millions of Canadian dollars) As at
October 31, 2023
No
Less than 1 to 3 3 to 6 6 to 9 9 months Over 1 to Over 2 to Over specific
1 month months months months to 1 year 2 years 5 years 5 years maturity Total
Assets
Cash and due from banks $
6,721
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
6,721
Interest-bearing deposits with banks
91,966
559
–
–
–
–
–
–
5,823
98,348
Trading loans, securities, and other
1
4,328
6,329
5,170
3,008
4,569
13,226
27,298
25,677
62,485
152,090
Non-trading financial assets at fair value through
profit or loss
–
–
354
1,538
199
1,664
828
1,351
1,406
7,340
Derivatives
10,145
10,437
5,246
4,244
3,255
11,724
25,910
16,421
–
87,382
Financial assets designated at fair value through
profit or loss
374
496
375
695
324
838
1,470
1,246
–
5,818
Financial assets at fair value through other comprehensive

income
745
2,190
1,200
5,085
2,223
9,117
15,946
29,845
3,514
69,865
Debt securities at amortized cost, net of allowance
for credit losses
1,221
4,020
4,073
16,218
3,480
22,339
116,165
140,502
(2)
308,016
Securities purchased under reverse repurchase

agreements
2
124,253
33,110
29,068
7,381
7,298
955
506
–
1,762
204,333
Loans
Residential mortgages

1,603
2,616
5,860
10,575
14,181
57,254
168,475
59,733
44
320,341
Consumer instalment and other personal
894
1,580
2,334
3,830
5,974
27,166
85,487
34,183
56,106
217,554
Credit card
–
–
–
–
–
–
–
–
38,660
38,660
Business and government

37,656
10,058
13,850
14,886
16,964
42,460
96,952
67,190
26,512
326,528
Total loans
40,153
14,254
22,044
29,291
37,119
126,880
350,914
161,106
121,322
903,083
Allowance for loan losses
–
–
–
–
–
–
–
–
(7,136)
(7,136)
Loans, net of allowance for loan losses
40,153
14,254
22,044
29,291
37,119
126,880
350,914
161,106
114,186
895,947
Customers’ liability under acceptances

14,804
2,760
5
–
–
–
–
–
–
17,569
Investment in Schwab
–
–
–
–
–
–
–
–
8,907
8,907
Goodwill
3
–
–
–
–
–
–
–
–
18,602
18,602
Other intangibles
3
–
–
–
–
–
–
–
–
2,771
2,771
Land, buildings, equipment, other depreciable
assets, and right-of-use assets
3
–
8
6
8
14
79
573
3,153
5,593
9,434
Deferred tax assets
4
–
–
–
–
–
–
–
–
3,951
3,951
Amounts receivable from brokers, dealers, and clients
30,416
–
–
–
–
–
–
–
–
30,416
Other assets
4
5,267
1,869
5,619
208
194
137
129
82
14,124
27,629
Total assets
4
$
330,393
$
76,032
$
73,160
$
67,676
$
58,675
$
186,959
$
539,739
$
379,383
$
243,122
$
1,955,139
Liabilities
Trading deposits $
1,272
$
1,684
$
5,278
$
4,029
$
4,153
$
6,510
$
6,712
$
1,342
$
–
$
30,980
Derivatives
9,068
9,236
4,560
3,875
2,559
8,345
16,589
17,408
–
71,640
Securitization liabilities at fair value
2
498
345
1,215
391
1,651
6,945
3,375
–
14,422
Financial liabilities designated at

fair value through profit or loss

48,197
30,477
37,961
42,792
32,473
112
–
–
118
192,130
Deposits
5,6
Personal
6,044
19,095
22,387
14,164
19,525
17,268
20,328
51
507,734
626,596
Banks
19,608
68
29
–
–
–
4
1
11,515
31,225
Business and government
25,663
16,407
24,487
11,819
9,658
33,723
74,300
19,652
324,660
540,369
Total deposits
51,315
35,570
46,903
25,983
29,183
50,991
94,632
19,704
843,909
1,198,190
Acceptances
14,804
2,760
5
–
–
–
–
–
–
17,569
Obligations related to securities sold short
1
135
1,566
1,336
1,603
1,309
5,471
19,991
11,971
1,279
44,661
Obligations related to securities sold under repurchase

agreements
2
146,559
10,059
6,607
457
1,142
150
46
–
1,834
166,854
Securitization liabilities at amortized cost
–
526
355
1,073
703
2,180
4,956
2,917
–
12,710
Amounts payable to brokers, dealers, and clients
30,872
–
–
–
–
–
–
–
–
30,872
Insurance contract liabilities
4
243
305
327
258
253
694
1,131
501
2,134
5,846
Other liabilities
4
11,923
9,808
7,986
1,276
1,198
918
1,979
4,226
8,260
47,574
Subordinated notes and debentures

–
–
–
–
–
196
–
9,424
–
9,620
Equity
4
–
–
–
–
–
–
–
–
112,071
112,071
Total liabilities and equity
4
$
314,390
$
102,489
$
111,663
$
82,561
$
73,364
$
77,218
$
152,981
$
70,868
$
969,605
$
1,955,139
Off-balance sheet commitments
Credit and liquidity commitments
7,8
$
22,242
$
24,178
$
26,399
$
21,450
$
22,088
$
47,826
$
166,891
$
5,265
$
1,487
$
337,826
Other commitments
9
109
279
214
197
204
889
1,364
424
73
3,753
Unconsolidated structured entity commitments
–
836
3
239
95
729
–
–
–
1,902
Total off-balance sheet commitments $
22,351
$
25,293
$
26,616
$
21,886
$
22,387
$
49,444
$
168,255
$
5,689
$
1,560
$
343,481
1
Amount has been recorded according to the remaining contractual maturity of the underlying security.

2

Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3

Certain non-financial assets have been recorded as having ‘no specific maturity’.
4

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 of the Bank’s third quarter 2024 Interim Consolidated Financial Statements for further details.
5

As the timing of demand deposits and notice deposits is non-specific and callable by the depositor,

obligations have been included as having ‘no specific maturity’.
6

Includes $
54

billion of covered bonds with remaining contractual maturities of $
6

billion in ‘over 3 months to 6 months’, $
1

billion in ‘over 6 months to 9 months’, $
12

billion in ‘over 1 to
2 years’, $
31

billion in ‘over 2 to 5 years’, and $
4

billion in ‘over 5 years’.
7

Includes $
573

million in commitments to extend credit to private equity investments.
8

Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
9

Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

REGULATORY AND STANDARD SETTER DEVELOPMENTS CONCERNING ENVIRONMENTAL AND SOCIAL (E&S) RISK (INCLUDING

CLIMATE)
On March 7, 2023, OSFI issued Final Guideline

B-15: Climate Risk Management (Guideline

B-15), which sets out OSFI’s expectations

related to the management
and disclosure of climate-related risks and

opportunities. Subsequently, on March 20, 2024, OSFI released updates to Guideline B-15 which align

disclosure
expectations with the International Sustainability

Standards Board’s final IFRS S2 Climate-related

Disclosures standard. Components of Guideline

B-15 are initially
effective for D-SIBs for fiscal year-end 2024, where

annual disclosures are required to be

made publicly available no later than 180 days

after fiscal year-end. The
Bank has completed its initial assessment

of Guideline B-15 and is working towards

implementing the requirements.
ISSB – IFRS S1 and IFRS S2
On June 26, 2023, the International Sustainability

Standards Board (ISSB) under the IFRS

Foundation, issued its first two sustainability

standards,

IFRS S1,
General Requirements for Disclosures of Sustainability-related

Financial Information

(S1) and IFRS S2,
Climate-related Disclosures

(S2). S1 sets out the
disclosure requirements for financially

material information about sustainability-related

risks and opportunities to meet investor

information needs, and S2
specifically sets the disclosure requirement

for climate-related risks and opportunities.

The effective date for the standards is subject

to Canadian jurisdiction’s
endorsement. The International Organization

of Securities Commissions has endorsed

IFRS S1 and S2 on July 23, 2023,

and is now calling its member
jurisdictions to consider ways they may

adopt or apply the ISSB standards. The Bank

is currently assessing the impact of adopting

these standards.
SECURITIZATION AND

OFF-BALANCE SHEET ARRANGEMENTS
The Bank enters into securitization and off-balance

sheet arrangements in the normal course of

operations. The Bank is involved with

structured entities (SEs) that
it sponsors, as well as entities sponsored

by third parties. Refer to “Securitization and

Off-Balance Sheet Arrangements”

section, Note 9: Transfers of Financial
Assets and Note 10: Structured Entities of

the Bank’s 2023 Annual Report for further details.

There have been no significant changes

to the Bank’s securitization
and off-balance sheet arrangements during the quarter

ended July 31, 2024.
Securitization of Third-Party Originated

Assets
Significant Unconsolidated Special Purpose

Entities
The Bank securitizes third-party originated

assets through Bank-sponsored SEs, including

its Canadian multi-seller conduits which are

not consolidated. These
Canadian multi-seller conduits securitize

Canadian originated third-party assets.

The Bank administers these multi-seller

conduits and provides liquidity facilities

as
well as securities distribution services; it

may also provide credit enhancements.

TD’s total potential exposure to loss through the

provision of liquidity facilities for
multi-seller conduits was $15.7 billion as

at July 31, 2024

(October 31, 2023 – $15.2 billion). As at

July 31, 2024, the Bank had funded exposure

of $13.8 billion
under such liquidity facilities relating

to outstanding issuances of asset-backed

commercial paper (October 31, 2023 – $13.3

billion).
ACCOUNTING POLICIES AND ESTIMATES

The Bank’s

unaudited Interim Consolidated Financial

Statements have been prepared in accordance

with IFRS. For details of the Bank’s

accounting policies under
IFRS, refer to Note 2 of the Bank’s third

quarter 2024 Interim Consolidated Financial

Statements and 2023 Annual

Consolidated Financial Statements. For

details
of the Bank’s significant accounting judgments,

estimates, and assumptions under IFRS,

refer to Note 3 of the Bank’s third quarter

2024 Interim Consolidated
Financial Statements and the Bank’s 2023

Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING

POLICIES
The following new standard has been adopted

by the Bank on November 1, 2023.
Insurance Contracts
The IASB issued IFRS 17, Insurance Contracts

(IFRS 17) which replaced the guidance

in IFRS 4,
Insurance Contracts

(IFRS 4) and became effective for annual
reporting periods beginning on or after

January 1, 2023, which was November 1, 2023

for the Bank. IFRS 17 establishes principles

for recognition, measurement,
presentation and disclosure of insurance

contracts.
Under IFRS 17, insurance contracts are

aggregated into groups which are measured

at the risk-adjusted present value of

cash flows in fulfilling the contracts.
Revenue is recognized as insurance services

are provided over the coverage period.

Losses are recognized immediately if

the contract group is expected to be
onerous. The liabilities presented by insurance

groups are

comprised of the liability for remaining

coverage (LRC) and the liability for incurred

claims (LIC) and are
reported as Insurance contract liabilities

on the Interim Consolidated Balance Sheet.

The LRC is the obligation to investigate

and pay claims that have not yet
occurred and includes the loss component related

to onerous contract groups.

The LIC is the estimate of claims incurred, including

claims that have occurred but
have not been reported, and related insurance

costs.

IFRS 17 introduces two measurement models

that are applicable to the Bank, the premium

allocation approach model (PAA) and the general measurement

model
(GMM). The Bank measures the majority of

its insurance contract groups using

the PAA,

which includes property and casualty contracts

as well as short-term life
and health contracts. The PAA is a simplified model applied to insurance contracts that are either one year or less

or where the PAA approximates the GMM.
Contracts using the GMM are longer-term life

and health contracts. The LRC for insurance

contract groups using the PAA is measured as unearned premiums less
deferred acquisition cash flows allocated

to the group. The LRC is adjusted for the

recognition of insurance revenue and amortization

of acquisition cash flows
reported in insurance service expenses

on a straight-line basis over the contractual

terms of the underlying insurance contracts,

usually twelve months. The LRC
for longer term contracts using the GMM

model is measured using estimates and

assumptions that reflect the timing

and uncertainty of insurance cash flows.
When a group of contracts is expected

to be onerous, a loss component (expected

loss related to fulfilling the related insurance

contracts) is established which
increases the LRC and insurance service expenses.

The loss component of the LRC is

subsequently recognized in income over

the contractual term of the
underlying insurance contracts to offset claims

incurred and related expenses.
The Bank measures the LIC at the present

value of current estimates of claims and related

costs for insurable events occurring at or

before the Interim
Consolidated Balance Sheet date. The LIC includes

a risk adjustment, which represents the

compensation the Bank requires for bearing

the uncertainty related to
non-financial risks

in its fulfilment of insurance contracts.

Expenses related to claims incurred

and related costs are reported in insurance

service expenses and
changes related to discounting the liability are

recorded as insurance finance income

or expenses in other income (loss).

Prior to the adoption of IFRS 17, these
expenses were recorded in insurance

claims and related expenses and non-interest

expenses.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Reinsurance contracts held are recognized

and measured using the same principles

as insurance contracts issued. Reinsurance

contract assets are presented in
Other assets on the Interim Consolidated

Balance Sheet and the net results from

reinsurance contracts held are presented

in Other income (loss) on the Interim
Consolidated Statement of Income. Refer to

Note 14 of the Bank’s third quarter 2024 Interim

Consolidated Financial Statements for further

detail on the balances
and results of insurance and reinsurance

contracts.
The Bank initially applied IFRS 17 on

November 1, 2023 and restated the comparative

period. The Bank transitioned by primarily

applying the full retrospective
approach which resulted in the measurement

of insurance contracts as if IFRS 17

had always applied to them. The following

table sets out adjustments to the
Bank’s insurance-related balances reported under

IFRS 4 as at October 31, 2022 used to derive

the insurance contract liabilities and reinsurance

contract assets
recognized by the Bank as at November

1, 2022 under IFRS 17.

(millions of Canadian dollars) Amount
Insurance-related liabilities $
7,468
Other liabilities
131
Other assets
(2,361)
Net insurance-related balances as at October

31, 2022
$
5,238
Changes in actuarial assumptions, including

risk adjustment and discount factor

(192)
Recognition of losses on onerous contracts
113
Other adjustments
(93)
Net insurance-related balances as at

November 1, 2022
$
5,066
Insurance contract liabilities $
5,761
Reinsurance contract assets
(695)
Net insurance-related balances as at

November 1, 2022
$
5,066
On November 1, 2022, IFRS 17 transition

adjustments resulted in a decrease

to the Bank’s deferred tax assets of $60 million

and an after-tax increase to retained
earnings of $112 million.

Upon the initial application of IFRS 17 on

November 1, 2023, the Bank applied transitional

guidance and reclassified certain securities

supporting insurance
operations to minimize accounting mismatches

arising from the application of the new discount

factor under IFRS 17. The transitional guidance

for such securities
is applicable for entities that previously used

IFRS 9,
Financial Instruments

(
IFRS 9
) and was applied without a restatement

of comparatives. The reclassification
resulted in a decrease to retained earnings

and an increase in accumulated other comprehensive

income of $10 million.

ACCOUNTING JUDGMENTS, ESTIMATES,

AND ASSUMPTIONS
The estimates used in the Bank’s accounting

policies are essential to understanding its

results of operations and financial condition.

Some of the Bank’s policies
require subjective, complex judgments

and estimates as they relate to matters

that are inherently uncertain. Changes in these

judgments or estimates and
changes to accounting standards and policies

could have a materially adverse impact

on the Bank’s Interim Consolidated Financial

Statements. The Bank has
established procedures to ensure that accounting

policies are applied consistently and that

the processes for changing methodologies,

determining estimates, and
adopting new accounting standards are well-controlled

and occur in an appropriate and systematic

manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of judgments,

estimates,

and assumptions in the assessment of the

current and forward-looking economic

environment.
There remains elevated economic uncertainty, and management

continues to exercise expert credit judgment

in assessing if an exposure has experienced
significant increase in credit risk since initial recognition and in determining the amount of ECLs at

each reporting date. To the extent that certain effects are not fully incorporated into the model calculations,

temporary quantitative and qualitative adjustments

have been applied.
Insurance Contracts
The assumptions used in establishing the Bank’s

insurance claims and policy benefit liabilities

are based on best estimates of possible

outcomes.

For property and casualty insurance

contracts, the ultimate cost of LIC is estimated

using a range of standard actuarial claims

projection techniques in
accordance with Canadian accepted actuarial

practices. Additional qualitative judgment

is used to assess the extent to which past

trends may or may not apply in
the future, in order to arrive at the estimated

ultimate claims cost amounts that present

the most likely outcome taking into account

all the uncertainties involved.

For life and health insurance contracts,

actuarial liabilities consider all future policy

cash flows, including premiums, claims,

and expenses required to administer
the policies. Critical assumptions used in

the measurement of life and health insurance

contract liabilities are determined by the appointed

actuary.
Further information on insurance risk assumptions

is provided in Note 14 of the Bank’s third quarter

2024 Interim Consolidated Financial Statements.
Interest Rate Benchmark Reform
As part of the interest rate benchmark

reform, the remaining tenors of the Canadian

Dollar Offered Rate (CDOR)

(one-month, two-month, and three-month)

have
ceased following a final publication on June 28,

2024. Consistent with its transition plan, the

Bank’s exposure to financial instruments referencing

CDOR is no
longer significant to its Interim Consolidated

Financial Statements as at July 31, 2024.
For further details regarding interest rate benchmark

reform, refer to Note 3 of the Bank’s 2023

Annual Consolidated Financial

Statements.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard and amendments

have been issued, but are not yet effective on the

date of issuance of the Bank’s Interim

Consolidated Financial
Statements.
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure in Financial

Statements

(IFRS 18), which replaces the guidance

in IAS 1,
Presentation of
Financial Statements

and sets out requirements for presentation

and disclosure of information, focusing

on providing relevant information to users

of the financial
statements. IFRS 18 focuses on the presentation

of financial performance in the statement of

profit or loss. It will be effective for the Bank’s annual

period
beginning November 1, 2027. Early application

is permitted. The Bank is currently assessing

the impact of adopting this standard.
Amendments to the Classification and Measurement

of Financial Instruments
In May 2024, the IASB issued
Amendments to the Classification

and Measurement of Financial Instruments,
which amended IFRS 9 and IFRS 7, Financial
Instruments: Disclosures.
The amendments address matters identified

during the post-implementation review

of the classification and measurement

requirements
of IFRS 9. The amendments clarify how to assess

the contractual cash flow characteristics

of financial assets that include environmental,

social, and governance
linked features and other similar contingent

features. The amendments also clarify

the treatment of non-recourse assets and

contractually linked instruments.
Furthermore, the amendments clarify that a

financial liability is derecognized on

the settlement date and provide an accounting

policy choice to derecognize a
financial liability settled using an electronic payment

system before the settlement date if

certain conditions are met. Finally, the amendments introduce additional
disclosure requirements for financial instruments

with contingent features and equity instruments

classified at fair value through other comprehensive

income
(FVOCI).
The amendments will be effective for the Bank’s annual

period beginning November 1, 2026. Early

adoption is permitted, with an option to early

adopt the
amendments for contingent features only. The Bank is required to apply the amendments retrospectively, but is not required to restate prior periods. The Bank is
currently assessing the impact of adopting

these amendments.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL

REPORTING

During the most recent interim period, there

have been no changes in the Bank’s policies and

procedures and other processes that

comprise its internal control
over financial reporting, that have materially affected,

or are reasonably likely to materially

affect, the Bank’s internal control over financial

reporting. Refer to
Note 2 and Note 3 of the Bank’s third quarter

2024 Interim Consolidated Financial Statements

for further information regarding the Bank’s changes

to accounting
policies, procedures, and estimates.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

GLOSSARY
Financial and Banking Terms
Adjusted Results:

Non-GAAP financial measures

used to assess each of the
Bank’s businesses and to measure the Bank’s overall

performance. To arrive at
adjusted results, the Bank adjusts for “items

of note”, from reported results. The
items of note relate to items which management

does not believe are indicative
of underlying business performance.
Allowance for Credit Losses:

Represent expected credit losses (ECLs)

on
financial assets, including any off-balance sheet

exposures, at

the balance sheet date. Allowance for credit

losses consists of Stage 3
allowance for impaired financial assets and

Stage 2 and Stage 1 allowance for
performing financial assets and off-balance sheet instruments.

The allowance is
increased by the provision for credit losses,

decreased by write-offs net of
recoveries and disposals,

and impacted by foreign exchange.
Amortized Cost:

The amount at which a financial asset or

financial liability is
measured at initial recognition minus principal

repayments, plus or minus the
cumulative amortization, using EIRM, of any

differences between the initial
amount and the maturity amount, and

minus any reduction for impairment.

Assets under Administration (AUA):

Assets that are beneficially owned by
customers where the Bank provides services

of an administrative nature, such
as the collection of investment income and

the placing of trades on behalf of the
clients (where the client has made his or

her own investment selection). The
majority of these assets are not reported on

the Bank’s Consolidated Balance
Sheet.
Assets under Management (AUM):

Assets that are beneficially owned by
customers, managed by the Bank, where

the Bank has discretion to make
investment selections on behalf of the

client (in accordance with an investment
policy). In addition to the TD family of mutual

funds, the Bank manages assets
on behalf of individuals, pension funds, corporations,

institutions, endowments
and foundations. These assets are not reported

on the Bank’s Consolidated
Balance Sheet. Some assets under management

that are also administered by
the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):

A form of commercial paper that is
collateralized by other financial assets.

Institutional investors usually purchase
such instruments in order to diversify their assets

and generate short-term
gains.
Asset-Backed Securities (ABS):

A security whose value and income
payments are derived from and collateralized

(or “backed”) by a specified pool
of underlying assets.
Average Common Equity:
Average common equity for the business

segments
reflects the average allocated capital. The

Bank’s methodology for allocating
capital to its business segments is largely aligned

with the common equity
capital requirements under Basel III.
Average Interest-Earning Assets:

A non-GAAP financial measure that depicts
the Bank’s financial position, and is calculated

as the average carrying value of
deposits with banks, loans and securities based

on daily balances for the period
ending October 31 in each fiscal year.
Basic Earnings per Share (EPS) : A performance measure calculated by dividing net income attributable to common

shareholders by the weighted
average number of common shares outstanding

for the period. Adjusted basic
EPS is calculated in the same manner using

adjusted net income.
Basis Points

(bps):

A unit equal to 1/100 of 1%. Thus, a 1%

change is equal to
100 basis points.

Book Value per Share:

A measure calculated by dividing common
shareholders’

equity by number of common shares at

the end of the period.

Carrying Value:

The value at which an asset or liability

is carried at on the
Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):

They are collateralized debt
obligations consisting of mortgage-backed

securities that are separated and
issued as different classes of mortgage pass-through

securities with different
terms, interest rates, and risks. CMOs by private

issuers are collectively
referred to as non-agency CMOs.
Common Equity Tier 1 (CET1) Capital: This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying
non-controlling interest in subsidiaries. Regulatory

deductions made to arrive
at the CET1 Capital include goodwill

and intangibles, unconsolidated
investments in banking, financial, and insurance

entities, deferred tax assets,
defined benefit pension fund assets, and

shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio: CET1 Capital ratio represents the predominant measure of capital adequacy

under Basel III
and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):

A measure of growth over multiple
time periods from the initial investment

value to the ending investment value
assuming that the investment has been

compounding over the time period.
Credit Valuation Adjustment (CVA): CVA represents a capital charge that measures credit risk due to default of derivative

counterparties. This charge
requires banks to capitalize for the potential

changes in counterparty credit
spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by

dividing net income
attributable to common shareholders by the

weighted average number of
common shares outstanding adjusting for the

effect of all potentially dilutive
common shares. Adjusted diluted EPS is

calculated in the same manner using
adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of

Bank’s earnings
being paid to common shareholders in

the form of dividends and is calculated
by dividing common dividends by net income

available to common
shareholders. Adjusted dividend payout ratio

is calculated in the same manner
using adjusted net income.
Dividend Yield:

A ratio calculated as the dividend per

common share for the
year divided by the daily average closing

stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated

by
dividing the provision for income taxes as a percentage

of net income before
taxes. Adjusted effective income tax rate is calculated

in the same manner
using adjusted results.
Effective Interest Rate (EIR):

The rate that discounts expected future cash
flows for the expected life of the financial instrument

to its carrying value. The
calculation takes into account the contractual

interest rate, along with any fees
or incremental costs that are directly attributable

to the instrument and all other
premiums or discounts.
Effective Interest Rate Method (EIRM):

A technique for calculating the actual
interest rate in a period based on the amount

of a financial instrument’s book
value at the beginning of the accounting period.

Under EIRM, the effective
interest rate, which is a key component of

the calculation, discounts the
expected future cash inflows and outflows expected

over the life of a financial
instrument.

Efficiency Ratio:

The efficiency ratio measures operating efficiency and

is
calculated by taking the non-interest expenses

as a percentage of total
revenue. A lower ratio indicates a more efficient

business operation. Adjusted
efficiency ratio, net of insurance service expenses

(ISE) is calculated by
dividing adjusted non-interest expenses

by adjusted total revenue, net of ISE.
Management believes presenting efficiency ratio

net of ISE is aligned with
industry reporting and allows for better assessment

of operating results.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Enhanced Disclosure Task Force (EDTF): Established by the Financial
Stability Board in May 2012, comprised of

banks, analysts, investors, and
auditors, with the goal of enhancing the risk

disclosures of banks and other
financial institutions.
Expected Credit Losses (ECLs): ECLs are the probability-weighted present value of expected cash shortfalls over

the remaining expected life of the
financial instrument and considers reasonable

and supportable information
about past events, current conditions, and forecasts

of future events and
economic conditions that impact the Bank’s

credit risk assessment.
Fair Value:

The price that would be received to sell an

asset or paid to transfer
a liability in an orderly transaction between

market participants at the
measurement date, under current market conditions.
Fair value through other comprehensive

income (FVOCI):
Under IFRS 9, if
the asset passes the contractual cash

flows test (named SPPI), the business
model assessment determines how the instrument

is classified. If the instrument
is being held to collect contractual cash flows,

that is, if it is not expected to be
sold, it is measured as amortized cost. If the

business model for the instrument
is to both collect contractual cash flows and

potentially sell the asset, it is
measured at FVOCI.
Fair value through profit or loss (FVTPL): Under IFRS 9, the classification is dependent on two tests, a contractual

cash flow test (named SPPI) and a
business model assessment. Unless the

asset meets the requirements of both
tests, it is measured at fair value with all

changes in fair value reported in profit
or loss.
Federal Deposit Insurance Corporation

(FDIC):
A U.S. government
corporation which provides deposit insurance

guaranteeing the safety of a
depositor’s accounts in member banks.

The FDIC also examines and
supervises certain financial institutions for

safety and soundness, performs
certain consumer-protection functions, and

manages banks in receivership
(failed banks).
Forward Contracts:

Over-the-counter contracts between two parties

that oblige
one party to the contract to buy and the other

party to sell an asset for a fixed
price at a future date.
Futures:

Exchange-traded contracts to buy or

sell a security at a predetermined
price on a specified future date.
Hedging:

A risk management technique intended

to mitigate the Bank’s
exposure to fluctuations in interest rates,

foreign currency exchange rates, or
other market factors. The elimination or

reduction of such exposure is
accomplished by engaging in capital markets

activities to establish offsetting
positions.
Impaired Loans:

Loans where, in management’s opinion,

there has been a
deterioration of credit quality to the extent

that the Bank no longer has
reasonable assurance as to the timely collection

of the full amount of principal
and interest.
Loss Given Default (LGD):

It is the amount of the loss the Bank

would likely
incur when a borrower defaults on a loan,

which is expressed as a percentage
of exposure at default.
Mark-to-Market (MTM):

A valuation that reflects current market rates

as at the
balance sheet date for financial instruments

that are carried at fair value.
Master Netting Agreements:

Legal agreements between two parties

that have
multiple derivative contracts with each other

that provide for the net settlement
of all contracts through a single payment, in

a single currency, in the event of
default or termination of any one contract.
Net Corporate Expenses:
Non-interest expenses related to corporate

service
and control groups which are not allocated to a

business segment.

Net Interest Margin:

A non-GAAP ratio calculated as net interest

income as a
percentage of average interest-earning assets

to measure performance. This
metric is an indicator of the profitability of

the Bank’s earning assets less the
cost of funding. Adjusted net interest

margin is calculated in the same manner
using adjusted net interest income.
Non-Viability Contingent Capital (NVCC): Instruments (preferred shares and subordinated debt) that contain a feature or

a provision that allows the financial
institution to either permanently convert these

instruments into common shares
or fully write-down the instrument, in the event

that the institution is no longer
viable.
Notional:

A reference amount on which payments

for derivative financial
instruments are based.
Office of the Superintendent of Financial

Institutions Canada (OSFI):
The
regulator of Canadian federally chartered

financial institutions and federally
administered pension plans.
Options:

Contracts in which the writer of the option grants

the buyer the future
right, but not the obligation, to buy or to sell a

security, exchange rate, interest
rate, or other financial instrument or commodity

at a predetermined price at or
by a specified future date.
Price-Earnings Ratio : A
ratio calculated by dividing the closing

share price by
EPS based on a trailing four quarters to indicate

market performance. Adjusted
price-earnings ratio is calculated in the

same manner using adjusted EPS.

Probability of Default (PD):

It is the likelihood that a borrower will not

be able
to meet its scheduled repayments.
Provision for Credit Losses (PCL):

Amount added to the allowance for credit
losses to bring it to a level that management

considers adequate to reflect
expected credit-related losses on its

portfolio.
Return on Common Equity (ROE):

The consolidated Bank ROE is calculated
as net income available to common shareholders

as a percentage of average
common shareholders’

equity,

utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated

as the segment net income
attributable to common shareholders as a percentage

of average allocated
capital. Adjusted ROE is calculated in

the same manner using adjusted net
income.

Return on Risk-weighted Assets: Net income available to common shareholders as a percentage of average risk-weighted

assets.
Return on Tangible Common Equity (ROTCE):

A non-GAAP financial
measure calculated as reported net income

available to common shareholders
after adjusting for the after-tax amortization

of acquired intangibles,

which are
treated as an item of note, as a percentage of average

Tangible common
equity. Adjusted ROTCE is calculated in the same manner using adjusted net
income.

Both measures can be utilized in assessing

the Bank’s use of equity.
Risk-Weighted Assets (RWA): Assets calculated by applying a regulatory risk-weight factor to on and off-balance sheet

exposures. The risk-weight
factors are established by the OSFI to

convert on and off-balance sheet
exposures to a comparable risk level.
Securitization:

The process by which financial assets,

mainly loans, are
transferred to structures,

which normally issue a series of asset-backed
securities to investors to fund the purchase

of loans.
Solely Payments of Principal and Interest

(SPPI):

IFRS 9 requires that the
following criteria be met in order for a financial

instrument to be classified at
amortized cost:
●

The entity’s business model relates to managing

financial assets (such as
bank trading activity), and, as such, an asset

is held with the intention of
collecting its contractual cash flows;

and
●

An asset’s contractual cash flows represent SPPI.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Swaps:

Contracts that involve the exchange of fixed

and floating interest rate
payment obligations and currencies on a notional

principal for a specified period
of time.
Tangible common equity (TCE):

A non-GAAP financial measure calculated

as
common shareholders’ equity less goodwill,

imputed goodwill, and intangibles
on an investment in Schwab and TD

Ameritrade and other acquired intangible
assets, net of related deferred tax liabilities.

It can be utilized in assessing the
Bank’s use of equity.
Taxable Equivalent Basis (TEB):

A calculation method (not defined in GAAP)
that increases revenues and the provision

for income taxes on certain tax-
exempt securities to an equivalent before-tax

basis to facilitate comparison of
net interest income from both taxable and

tax-exempt sources.
Tier 1 Capital Ratio:

Tier 1 Capital represents the more permanent

forms of
capital, consisting primarily of common

shareholders’

equity, retained earnings,
preferred shares and innovative instruments.

Tier 1 Capital ratio is calculated as
Tier 1 Capital divided by RWA.
Total Capital Ratio:

Total Capital is defined as the total of net Tier 1 and Tier 2
Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):

The total return earned on an investment

in
TD’s common shares. The return measures the

change in shareholder value,
assuming dividends paid are reinvested in

additional shares.
Trading-Related Revenue:

A non-GAAP financial measure that is

the total of
trading income (loss), net interest income

on trading positions, and income
(loss) from financial instruments designated

at FVTPL that are managed within a
trading portfolio. Trading-related revenue (TEB) in the

Wholesale Banking
segment is also a non-GAAP financial measure

and is calculated in the same
manner, including TEB adjustments. Both are used for

measuring trading
performance.
Value-at-Risk (VaR):

A metric used to monitor and control overall

risk levels
and to calculate the regulatory capital required

for market risk in trading
activities. VaR measures the adverse impact that potential changes in market
rates and prices could have on the value

of a portfolio over a specified period of
time.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE

SHEET
(unaudited)
(As at and in millions of Canadian dollars) July 31, 2024 October 31, 2023
ASSETS
Cash and due from banks $
7,245
$
6,721
Interest-bearing deposits with banks
92,151
98,348
99,396
105,069
Trading loans, securities, and other

(Note 4)
173,175
152,090
Non-trading financial assets at fair value through profit or loss

(Note 4)
5,600
7,340
Derivatives

(Note 4)
69,827
87,382
Financial assets designated at fair value through profit or

loss

(Note 4)
5,771
5,818
Financial assets at fair value through other comprehensive income

(Note 4)
75,841
69,865
330,214
322,495
Debt securities at amortized cost, net of allowance for

credit losses (Notes 4, 5)
281,320
308,016
Securities purchased under reverse repurchase agreements

212,918
204,333
Loans (Notes 4, 6)
Residential mortgages
329,262
320,341
Consumer instalment and other personal
224,323
217,554
Credit card
40,517
38,660
Business and government
352,034
326,528
946,136
903,083
Allowance for loan losses

(Note 6)
(7,811)
(7,136)
Loans, net of allowance for loan losses
938,325
895,947
Other
Customers’ liability under acceptances

(Note 6)
19
17,569
Investment in Schwab

(Note 7)
10,031
8,907
Goodwill
18,700
18,602
Other intangibles
2,973
2,771
Land, buildings, equipment, other depreciable assets and

right-of-use assets
9,572
9,434
Deferred tax assets
1
4,719
3,951
Amounts receivable from brokers, dealers, and clients
32,307
30,416
Other assets 1

(Note 9)
26,687
27,629
105,008
119,279
Total assets 1 $
1,967,181
$
1,955,139
LIABILITIES
Trading deposits

(Notes 4, 10)
$
32,021
$
30,980
Derivatives

(Note 4)
60,113
71,640
Securitization liabilities at fair value

(Note 4)
18,382
14,422
Financial liabilities designated at fair value through

profit or loss

(Notes 4, 10)
196,078
192,130
306,594
309,172
Deposits (Notes 4, 10)
Personal

630,649

626,596
Banks
36,239
31,225
Business and government
553,662
540,369
1,220,550
1,198,190
Other
Acceptances

(Note 6)
19
17,569
Obligations related to securities sold short

(Note 4)
40,556
44,661
Obligations related to securities sold under repurchase agreements
182,813
166,854
Securitization liabilities at amortized cost

(Note 4)
12,374
12,710
Amounts payable to brokers, dealers, and clients
25,063
30,872
Insurance contract liabilities 1

(Note 14)
6,343
5,846
Other liabilities 1

(Note 11)
51,380
47,574
318,548
326,086
Subordinated notes and debentures (Notes 4, 12)
9,913
9,620
Total liabilities 1
1,855,605
1,843,068
EQUITY
Shareholders’ Equity
Common shares

(Note 13)
25,222
25,434
Preferred shares and other equity instruments

(Note 13)
10,888
10,853
Treasury – common shares

(Note 13)
(35)
(64)
Treasury – preferred shares and other

equity instruments

(Note 13)
(17)
(65)
Contributed surplus
187
155
Retained earnings 1
69,316
73,008
Accumulated other comprehensive income (loss)
6,015
2,750
Total equity 1
111,576
112,071
Total liabilities and equity 1 $
1,967,181
$
1,955,139
1

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17,
Insurance Contracts (IFRS 17). Refer to Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT OF INCOME (LOSS) (unaudited)
(millions of Canadian dollars, except

as noted)

For the three months ended

For the nine months ended
July 31 July 31 July 31 July 31
2024 2023 2024 2023
Interest income
1

(Note 21)
Loans $
13,821
$
11,517
$
39,970
$
32,054

Reverse repurchase agreements
2,960
2,660
8,812
6,575
Securities
Interest
5,112
4,987
15,510
13,788
Dividends
564
591
1,792
1,741
Deposits with banks
1,349
1,180
3,531
4,140
23,806
20,935
69,615
58,298
Interest expense (Note 21)
Deposits
12,072
10,257
35,046
27,094
Securitization liabilities
265
232
781
662
Subordinated notes and debentures
119
117
312
333
Repurchase agreements and short sales
3,447
2,790
10,042
7,091
Other
324
250
902
668
16,227
13,646
47,083
35,848
Net interest income
7,579
7,289
22,532
22,450
Non-interest income
Investment and securities services
1,859
1,693
5,476
4,769
Credit fees
447
467
1,510
1,324
Trading income (loss)
1,124
700
2,793
1,667
Service charges 2
652
641
1,963
1,890
Card services
752
697
2,217
2,178
Insurance revenue 2
1,782
1,611
5,123
4,667
Other income (loss) 2
(19)
(184)
95
(1,433)
6,597
5,625
19,177
15,062
Total revenue 2
14,176
12,914
41,709
37,512
Provision for (recovery of) credit losses

(Note 6)
1,072
766
3,144
2,055
Insurance service expenses 2
1,669
1,386
4,283
3,668
Non-interest expenses
Salaries and employee benefits
4,089
4,005
12,653
11,646
Occupancy, including depreciation
463
460
1,405
1,339
Technology and equipment, including depreciation
672
605
1,926
1,688
Amortization of other intangibles

173
175
526
487
Communication and marketing
366
335
1,085
1,034
Restructuring charges

(Note 19)
110
–
566
–
Brokerage-related and sub-advisory fees
124
125
379
328
Professional, advisory and outside services
765
589
1,985
1,787
Other
2

(Note 19)
4,250
1,065
6,918
3,918
11,012
7,359
27,443
22,227
Income before income taxes and share

of net income from investment

in Schwab 2
423
3,403
6,839
9,562
Provision for (recovery of) income taxes 2
794
704
2,157
2,502
Share of net income from investment

in Schwab (Note 7)
190
182
525
708
Net income (loss) 2
(181)
2,881
5,207
7,768
Preferred dividends and distributions

on other equity instruments
69
74
333
367
Net income (loss) attributable to common

shareholders
2
$
(250)
$
2,807
$
4,874
$
7,401
Earnings (loss) per share

(Canadian dollars)

(Note 18)
Basic
2
$
(0.14)
$
1.53
$
2.77
$
4.05
Diluted 2
(0.14)
1.53
2.76
4.04
Dividends per common share

(Canadian dollars)
1.02
0.96
3.06
2.88
1

Includes $
21,552

million and $
62,710

million, for the three and nine months ended July 31, 2024, respectively (three and nine months ended July

31, 2023 – $
18,743

million and
$
52,420

million, respectively), which have been calculated based on the effective interest rate method (EIRM).
2

Amounts for the three and nine months ended July 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (unaudited)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2024 2023 2024 2023
Net income (loss)
1
$
(181)
$
2,881
$
5,207
$
7,768
Other comprehensive income (loss)
Items that will be subsequently reclassified

to net income
Net change in unrealized gain/(loss) on financial

assets at fair value
through other comprehensive income

Change in unrealized gain/(loss)
141
(19)
438
391
Reclassification to earnings of net loss/(gain)
(7)
4
(16)
(10)
Changes in allowance for credit losses recognized

in earnings
–
–
(1)
(1)
Income taxes relating to:
Change in unrealized gain/(loss)
(35)
11
(108)
(104)
Reclassification to earnings of net loss/(gain)
3
2
8
7
102
(2)
321
283
Net change in unrealized foreign currency

translation gain/(loss) on
investments in foreign operations, net

of hedging activities
Unrealized gain/(loss)
294
(2,984)
(531)
(3,507)
Reclassification to earnings of net loss/(gain)
–
13
–
11
Net gain/(loss) on hedges
(200)
1,656
266
1,744
Reclassification to earnings of net loss/(gain)

on hedges
–
(17)
–
(15)
Income taxes relating to:
Net gain/(loss) on hedges
54
(461)
(78)
(770)
Reclassification to earnings of net loss/(gain)

on hedges
–
4
–
4
148
(1,789)
(343)
(2,533)
Net change in gain/(loss) on derivatives

designated as cash flow hedges

Change in gain/(loss)
2,729
(4,821)
2,487
(1,069)
Reclassification to earnings of loss/(gain)
(546)
2,884
648
1,821
Income taxes relating to:
Change in gain/(loss)
(747)
1,299
(687)
388
Reclassification to earnings of loss/(gain)
157
(825)
(173)
(503)
1,593
(1,463)
2,275
637
Share of other comprehensive income (loss)

from investment in Schwab
26
(224)
852
476
Items that will not be subsequently reclassified

to net income

Remeasurement gain/(loss) on employee

benefit plans
Gain/(loss)
323
(135)
66
(88)
Income taxes
(90)
38
(19)
8
233
(97)
47
(80)
Change in net unrealized gain/(loss)

on equity securities designated at

fair value through other comprehensive income
Change in net unrealized gain/(loss)
(60)
147
185
(10)
Income taxes
18
(29)
(47)
1
(42)
118
138
(9)
Gain/(loss) from changes in fair value due

to own credit risk on
financial liabilities designated at fair value

through profit or loss
Gain/(loss)
30
(18)
30
(146)
Income taxes
(8)
5
(8)
39
22
(13)
22
(107)
Total other comprehensive income (loss)
2,082
(3,470)
3,312
(1,333)
Total comprehensive income (loss)
1
$
1,901
$
(589)
$
8,519
$
6,435
Attributable to:
Common shareholders 1 $
1,832
$
(663)
$
8,186
$
6,068
Preferred shareholders and other equity instrument

holders
1

69
74

333
367
1

Amounts for the three and nine months ended July 31, 2023

have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2024 July 31, 2023 July 31, 2024 July 31, 2023
Common shares (Note 13)
Balance at beginning of period $
25,257
$
25,852
$
25,434
$
24,363
Proceeds from shares issued on exercise of stock options
26
6
92
77
Shares issued as a result of dividend reinvestment plan
129
175
398
1,593
Purchase of shares for cancellation and other
(190)
(200)
(702)
(200)
Balance at end of period
25,222
25,833
25,222
25,833
Preferred shares and other equity instruments (Note 13)

Balance at beginning of period
10,503
11,253
10,853
11,253
Issuance of shares and other equity instruments
1,335
–
1,335
–
Redemption of shares and other equity instruments
(950)
–
(1,300)
–
Balance at end of period
10,888
11,253
10,888
11,253
Treasury – common shares (Note 13)

Balance at beginning of period
(24)
(99)
(64)
(91)
Purchase of shares
(2,745)
(1,965)
(7,995)
(6,016)
Sale of shares
2,734
2,064
8,024
6,107
Balance at end of period
(35)
–
(35)
–
Treasury – preferred shares and other equity instruments (Note 13)

Balance at beginning of period
(8)
(10)
(65)
(7)
Purchase of shares and other equity instruments
(147)
(46)
(398)
(372)
Sale of shares and other equity instruments
138
45
446
368
Balance at end of period
(17)
(11)
(17)
(11)
Contributed surplus

Balance at beginning of period
184
161
155
179
Net premium (discount) on sale of treasury instruments
(3)
26
15
18
Issuance of stock options, net of options exercised

6
6
19
21
Other
–
2
(2)
(23)
Balance at end of period
187
195
187
195
Retained earnings

Balance at beginning of period
1
71,904
74,915
73,008
73,698
Impact on adoption of IFRS 17
2
–
–
–
112
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17 2
–
–
(10)
–
Net income (loss) attributable to equity instrument holders
1
(181)
2,881
5,207
7,768
Common dividends
(1,779)
(1,758)
(5,381)
(5,258)
Preferred dividends and distributions on other equity instruments
(69)
(74)
(333)
(367)
Share and other equity instrument issue expenses
(7)
–
(7)
–
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments

(Note 13)
(871)
(981)
(3,301)
(981)
Remeasurement gain/(loss) on employee benefit plans
233
(97)
47
(80)
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income
86
(243)
86
(249)
Balance at end of period 1
69,316
74,643
69,316
74,643
Accumulated other comprehensive income (loss)

Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:

Balance at beginning of period
(194)
(191)
(413)
(476)
Impact of reclassification of securities supporting insurance operations related to the adoption of IFRS 17 2
–
–
10
–
Other comprehensive income (loss)
102
(2)
312
284
Allowance for credit losses
–
–
(1)
(1)
Balance at end of period

(92)
(193)
(92)
(193)
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:

Balance at beginning of period
53
(104)
(127)
23
Other comprehensive income (loss)
44
(125)
224
(258)
Reclassification of loss/(gain) to retained earnings
(86)
243
(86)
249
Balance at end of period

11
14
11
14
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:

Balance at beginning of period
(38)
(16)
(38)
78
Other comprehensive income (loss)
22
(13)
22
(107)
Balance at end of period

(16)
(29)
(16)
(29)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:

Balance at beginning of period
12,186
11,304
12,677
12,048
Other comprehensive income (loss)
148
(1,789)
(343)
(2,533)
Balance at end of period

12,334
9,515
12,334
9,515
Net gain/(loss) on derivatives designated as cash flow hedges:

Balance at beginning of period
(4,790)
(3,617)
(5,472)
(5,717)
Other comprehensive income (loss)
1,593
(1,463)
2,275
637
Balance at end of period

(3,197)
(5,080)
(3,197)
(5,080)
Share of accumulated other comprehensive income (loss) from investment in Schwab
(3,025)
(3,492)
(3,025)
(3,492)
Total accumulated other comprehensive income
6,015
735
6,015
735
Total equity 1 $
111,576
$
112,648
$
111,576
$
112,648
1

Amounts have been restated for the adoption of IFRS 17 as at and for the three and nine months ended July 31,

2023. Refer to Note 2 for details.

Refer to Note 2 for details on the adoption of IFRS 17.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

INTERIM CONSOLIDATED STATEMENT

OF CASH FLOWS

(unaudited)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2024 2023 2024 2023
Cash flows from (used in) operating activities
Net income (loss) 1 $
(181)
$
2,881
$
5,207
$
7,768
Adjustments to determine net cash flows from (used in)

operating activities
Provision for (recovery of) credit losses

(Note 6)
1,072
766
3,144
2,055
Depreciation
319
321
957
919
Amortization of other intangibles
173
175
526
487
Net securities loss/(gain)

(Note 5)
(7)
26
53
48
Share of net income from investment in Schwab

(Note 7)
(190)
(182)
(525)
(708)
Deferred taxes 1
(175)
(285)
(972)
(986)
Changes in operating assets and liabilities
Interest receivable and payable

(Notes 9, 11)
320
3
690
515
Securities sold under repurchase agreements
(9,426)
16,751
15,959
33,688
Securities purchased under reverse repurchase agreements
(7,196)
(3,441)
(8,585)
(39,057)
Securities sold short
2,411
(3,643)
(4,105)
(2,229)
Trading loans, securities, and other
(6,829)
(1,066)
(21,085)
(11,847)
Loans net of securitization and sales
(11,261)
(18,950)
(45,550)
(38,765)
Deposits
17,579
(26,627)
23,401
(66,837)
Derivatives
2,734
3,566
6,028
5,461
Non-trading financial assets at fair value through profit or loss
46
683
1,740
3,368
Financial assets and liabilities designated at fair value through profit or loss
8,127
(18,077)
3,995
20,000
Securitization liabilities
522
345
3,624
249
Current taxes
434
273
954
2,378
Brokers, dealers, and clients amounts receivable and

payable
(5,433)
(1,658)
(7,700)
(8,495)
Other, including unrealized foreign currency

translation loss/(gain)
1
(2,965)
17,338
(2,513)
12,168
Net cash from (used in) operating activities
(9,926)
(30,801)
(24,757)
(79,820)
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures

(Note 12)
–
–
1,750
–
Redemption or repurchase of subordinated notes and

debentures
(1,483)
(14)
(1,525)
35
Common shares issued, net
24
5
83
69
Repurchase of common shares

(Note 13)
(1,061)
(1,181)
(4,003)
(1,181)
Preferred shares and other equity instruments issued,

net

(Note 13)
1,328
–
1,328
–
Redemption of preferred shares and other equity instruments

(Note 13)
(950)
–
(1,300)
–
Sale of treasury shares and other equity instruments

(Note 13)
2,869
2,135
8,485
6,493
Purchase of treasury shares and other equity instruments

(Note 13)
(2,892)
(2,011)
(8,393)
(6,388)
Dividends paid on shares and distributions paid on other equity instruments
(1,719)
(2,908)
(5,316)
(4,032)
Repayment of lease liabilities
(181)
(160)
(506)
(480)
Net cash from (used in) financing activities
(4,065)
(4,134)
(9,397)
(5,484)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks
(4,202)
19,634
6,040
54,494
Activities in financial assets at fair value through other comprehensive income
Purchases
(8,236)
(4,715)
(21,862)
(20,045)
Proceeds from maturities
7,875
4,794
16,320
14,009
Proceeds from sales
1,935
1,987
3,050
4,809
Activities in debt securities at amortized cost
Purchases
(2,723)
(3,761)
(8,423)
(21,851)
Proceeds from maturities
20,695
18,207
38,227
42,853
Proceeds from sales
139
105
2,745
11,975
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles
(568)
(514)
(1,464)
(1,290)
Net cash acquired from (paid for) divestitures and acquisitions
–
(122)
70
(624)
Net cash from (used in) investing activities
14,915
35,615
34,703
84,330
Effect of exchange rate changes on cash and

due from banks
13
(134)
(25)
(162)
Net increase (decrease) in cash and due from banks
937
546
524
(1,136)
Cash and due from banks at beginning of period
6,308
6,874
6,721
8,556
Cash and due from banks at end of period $
7,245
$
7,420
$
7,245
$
7,420
Supplementary disclosure of cash flows from operating

activities
Amount of income taxes paid (refunded) during the period $
868
$
632
$
3,039
$
2,000
Amount of interest paid during the period

15,838

13,338

46,248

33,986
Amount of interest received during the period
23,173
20,039
67,678
55,210
Amount of dividends received during the period
703
617
2,062
1,734
1

Amounts for the three and nine months ended July 31, 2023

have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the Bank Act (Canada)
. The shareholders of a bank are not, as

shareholders, liable for any liability, act, or
default of the bank except as otherwise provided

under the
Bank Act (Canada)
. The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Group (“TD” or the “Bank”). The Bank

was formed through the amalgamation on

February 1, 1955,

of The Bank of Toronto (chartered in 1855) and The
Dominion Bank (chartered in 1869). The Bank

is incorporated and domiciled in Canada

with its registered and principal business

offices located at 66 Wellington
Street West, Toronto, Ontario. TD serves customers in four business segments operating in a number of locations in key

financial centres around the globe:
Canadian Personal and Commercial

Banking, U.S. Retail, Wealth Management and

Insurance, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated

Financial Statements and accounting principles

followed by the Bank have been prepared in

accordance with
International Financial Reporting Standards

(IFRS), as issued by the International

Accounting Standards Board (IASB), including

the accounting requirements of
the Office of the Superintendent of Financial Institutions

Canada (OSFI).

The Interim Consolidated Financial Statements

are presented in Canadian dollars, unless
otherwise indicated.
These Interim Consolidated Financial Statements

were prepared on a condensed basis in accordance

with International Accounting Standard 34,
Interim
Financial Reporting

using the accounting policies as described

in Note 2 of the Bank’s 2023 Annual Consolidated

Financial Statements and in Note 2 of this report.
Certain comparative amounts have

been revised to conform with the presentation

adopted in the current period.
The preparation of the Interim Consolidated

Financial Statements requires that management

make judgments, estimates, and assumptions

regarding the
reported amount of assets, liabilities, revenue

and expenses, and disclosure of contingent

assets and liabilities, as further described

in Note 3 of the Bank’s 2023
Annual Consolidated Financial Statements

and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events
occur.

The Bank’s Interim Consolidated Financial Statements

have been prepared using uniform accounting

policies for like transactions and events

in similar
circumstances. All intercompany transactions,

balances,

and unrealized gains and losses on

transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements

for the three and nine months ended July 31,

2024, were approved and authorized

for issue by the Bank’s
Board of Directors, in accordance with a

recommendation of the Audit Committee, on

August 21,

2024.
As the Interim Consolidated Financial Statements

do not include all of the disclosures normally

provided in the Annual Consolidated Financial

Statements, they
should be read in conjunction with the Bank’s 2023

Annual Consolidated Financial Statements and

the accompanying Notes, and the shaded

sections of the 2023
Management’s Discussion and Analysis (MD&A).

The risk management policies and procedures

of the Bank are provided in the MD&A.

The shaded sections of
the “Managing Risk” section of the MD&A in

this report,

relating to market, liquidity, and insurance risks, are an integral part of these Interim Consolidated Financial
Statements, as permitted by IFRS.

NOTE 2: CURRENT AND FUTURE

CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING

POLICIES
The following new standard has been adopted

by the Bank on November 1, 2023.
Insurance Contracts
The IASB issued IFRS 17 which replaced

the guidance in IFRS 4,
Insurance Contracts

(IFRS 4) and became effective for annual

reporting periods beginning on or
after January 1, 2023, which was November

1, 2023 for the Bank. IFRS 17 establishes

principles for recognition, measurement,

presentation and disclosure of
insurance contracts.
Under IFRS 17, insurance contracts are

aggregated into groups which are measured

at the risk-adjusted present value of

cash flows in fulfilling the contracts.
Revenue is recognized as insurance services

are provided over the coverage period.

Losses are recognized immediately if

the contract group is expected to be
onerous. The liabilities presented by insurance

groups are

comprised of the liability for remaining

coverage (LRC) and the liability for incurred

claims (LIC) and are
reported as Insurance contract liabilities

on the Interim Consolidated Balance Sheet.

The LRC is the obligation to investigate and

pay claims that have not yet
occurred and includes the loss component related

to onerous contract groups.

The LIC is the estimate of claims incurred, including

claims that have occurred but
have not been reported, and related insurance

costs.

IFRS 17 introduces two measurement models

that are applicable to the Bank, the premium

allocation approach model (PAA) and the general measurement

model
(GMM). The Bank measures the majority of

its insurance contract groups using

the PAA,

which includes property and casualty contracts

as well as short-term life
and health contracts. The PAA is a simplified model applied to insurance contracts that are either one year or less

or where the PAA approximates the GMM.
Contracts using the GMM are longer-term life

and health contracts. The LRC for insurance

contract groups using the PAA is measured as unearned premiums less
deferred acquisition cash flows allocated

to the group. The LRC is adjusted for the

recognition of insurance revenue and amortization

of acquisition cash flows
reported in insurance service expenses

on a straight-line basis over the contractual

terms of the underlying insurance contracts,

usually twelve months. The LRC
for longer term contracts using the GMM

model is measured using estimates and

assumptions that reflect the timing

and uncertainty of insurance cash flows.
When a group of contracts is expected

to be onerous, a loss component (expected

loss related to fulfilling the related insurance

contracts) is established which
increases the LRC and insurance service expenses.

The loss component of the LRC is

subsequently recognized in income over

the contractual term of the
underlying insurance contracts to offset claims

incurred and related expenses.
The Bank measures the LIC at the present

value of current estimates of claims and related

costs for insurable events occurring at or

before the Interim
Consolidated Balance Sheet date. The LIC

includes a risk adjustment, which represents

the compensation the Bank requires for bearing

the uncertainty related to
non-financial risks

in its fulfilment of insurance contracts.

Expenses related to claims incurred

and related costs are reported in insurance

service expenses and
changes related to discounting the liability are

recorded as insurance finance income

or expenses in other income (loss).

Prior to the adoption of IFRS 17, these
expenses were recorded in insurance

claims and related expenses and non-interest

expenses.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Reinsurance contracts held are recognized

and measured using the same principles as insurance

contracts issued. Reinsurance contract

assets are presented in
Other assets on the Interim Consolidated Balance

Sheet and the net results from reinsurance

contracts held are presented in Other income

(loss) on the Interim
Consolidated Statement of Income. Refer to

Note 14 for further detail on the balances and

results of insurance and reinsurance contracts.
The Bank initially applied IFRS 17 on

November 1, 2023 and restated the comparative

period. The Bank transitioned by primarily

applying the full retrospective
approach which resulted in the measurement

of insurance contracts as if IFRS 17

had always applied to them.
The following table sets out adjustments

to the
Bank’s insurance-related balances reported under

IFRS 4 as at October 31, 2022 used to derive

the insurance contract liabilities and reinsurance

contract assets
recognized by the Bank as at November

1, 2022 under IFRS 17.

(millions of Canadian dollars) Amount
Insurance-related liabilities $ 7,468
Other liabilities 131
Other assets (2,361)
Net insurance-related balances as at October

31, 2022
$ 5,238
Changes in actuarial assumptions, including

risk adjustment and discount factor

(192)
Recognition of losses on onerous contracts 113
Other adjustments (93)
Net insurance-related balances as at

November 1, 2022
$ 5,066
Insurance contract liabilities $ 5,761
Reinsurance contract assets (695)
Net insurance-related balances as at

November 1, 2022
$ 5,066
On November 1, 2022, IFRS 17 transition

adjustments resulted in a decrease

to the Bank’s deferred tax assets of $
60

million and an after-tax increase to retained
earnings of $
112

million.

Upon the initial application of IFRS 17 on

November 1, 2023, the Bank applied transitional

guidance and reclassified certain securities

supporting insurance
operations to minimize accounting mismatches

arising from the application of the new discount

factor under IFRS 17. The transitional guidance

for such securities
is applicable for entities that previously used

IFRS 9,
Financial Instruments

(IFRS 9) and was applied without

a restatement of comparatives. The reclassification
resulted in a decrease to retained earnings

and an increase in accumulated other comprehensive

income (AOCI) of $
10

million.

FUTURE CHANGES IN ACCOUNTING

POLICIES
The following standard and amendments

have been issued, but are not yet effective on the

date of issuance of the Bank’s Interim

Consolidated Financial
Statements.
Presentation and Disclosure in Financial

Statements
In April 2024, the IASB issued IFRS 18,
Presentation and Disclosure in Financial

Statements

(IFRS 18), which replaces the guidance

in IAS 1,
Presentation of
Financial Statements

and sets out requirements for presentation

and disclosure of information, focusing

on providing relevant information to users

of the financial
statements. IFRS 18 focuses on the presentation

of financial performance in the statement of

profit or loss. It will be effective for the Bank’s annual

period
beginning November 1, 2027. Early application

is permitted. The Bank is currently assessing

the impact of adopting this standard.
Amendments to the Classification and Measurement

of Financial Instruments
In May 2024, the IASB issued
Amendments to the Classification

and Measurement of Financial Instruments,
which amended IFRS 9 and IFRS 7, Financial
Instruments: Disclosures.
The amendments address matters identified

during the post-implementation review

of the classification and measurement

requirements
of IFRS 9. The amendments clarify how to assess

the contractual cash flow characteristics

of financial assets that include environmental,

social, and governance
linked features and other similar contingent

features. The amendments also clarify

the treatment of non-recourse assets and

contractually linked instruments.
Furthermore, the amendments clarify that a

financial liability is derecognized on

the settlement date and provide an accounting

policy choice to derecognize a
financial liability settled using an electronic payment

system before the settlement date if

certain conditions are met. Finally, the amendments introduce additional
disclosure requirements for financial instruments

with contingent features and equity instruments

classified at fair value through other comprehensive

income
(FVOCI).
The amendments will be effective for the Bank’s annual

period beginning November 1, 2026. Early

adoption is permitted, with an option to early

adopt the
amendments for contingent features only. The Bank is required to apply the amendments retrospectively, but is not required to restate prior periods. The Bank is
currently assessing the impact of adopting

these amendments.
NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS,

ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies

are essential to understanding its results

of operations and financial condition. Some

of the Bank’s policies
require subjective, complex judgments and

estimates as they relate to matters

that are inherently uncertain. Changes in these judgments

or estimates and
changes to accounting standards and policies

could have a material impact on the Bank’s

Interim Consolidated Financial Statements.

The Bank has established
procedures to ensure that accounting policies

are applied consistently and that the processes

for changing methodologies, determining

estimates, and adopting
new accounting standards are well-controlled

and occur in an appropriate and systematic

manner. Refer to Note 3 of the Bank’s 2023 Annual Consolidated
Financial Statements for a description of

significant accounting judgments, estimates,

and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires

the application of judgments, estimates,

and assumptions in the assessment of the

current and forward-looking
economic environment. There remains elevated

economic uncertainty, and management continues to exercise

expert credit judgment in assessing if an

exposure
has experienced significant increase in credit

risk since initial recognition and in determining

the amount of ECLs at each reporting date.

To the extent that certain
effects are not fully incorporated into the model

calculations, temporary quantitative and qualitative

adjustments have been applied.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Insurance Contracts
The assumptions used in establishing the Bank’s

insurance claims and policy benefit liabilities

are based on best estimates of possible outcomes.

For property and casualty insurance

contracts,

the ultimate cost of LIC is estimated using

a range of standard actuarial claims projection

techniques in
accordance with Canadian accepted actuarial

practices. Additional qualitative judgment

is used to assess the extent to which past

trends may or may not apply in
the future, in order to arrive at the estimated

ultimate claims cost amounts that present

the most likely outcome taking into account

all the uncertainties involved.

For life and health insurance contracts,

actuarial liabilities consider all future policy

cash flows, including premiums, claims,

and expenses required to administer
the policies. Critical assumptions used in

the measurement of life and health insurance

contract liabilities are determined by the appointed

actuary.
Further information on insurance risk assumptions

is provided in Note 14.
Interest Rate Benchmark Reform
As part of the interest rate benchmark

reform, the remaining tenors of the Canadian

Dollar Offered Rate (CDOR)

(one-month, two-month, and three-month)

have
ceased following a final publication on June 28,

2024. Consistent with its transition plan, the

Bank’s exposure to financial instruments referencing

CDOR is no
longer significant to its Interim Consolidated

Financial Statements as at July 31, 2024.
For further details regarding interest rate benchmark

reform, refer to Note 3 of the Bank’s 2023 Annual

Consolidated Financial Statements.
NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to

the Bank’s approach and methodologies used

to determine fair value measurements for

the three and nine months
ended July 31, 2024.

(a)

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value

of the Bank’s financial assets and liabilities not

carried at fair value.

Financial Assets and Liabilities not carried

at Fair Value
1
(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Carrying Fair Carrying Fair
value value value value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance

for credit losses
Government and government-related

securities

$
212,557
$
207,852
$
232,093
$
222,699
Other debt securities
68,763
67,172
75,923
72,511
Total debt securities at amortized cost, net of allowance for credit losses
281,320
275,024
308,016
295,210
Total loans, net of allowance for loan losses

938,325
934,103
895,947
877,763
Total financial assets not carried at fair value $
1,219,645
$
1,209,127
$
1,203,963
$
1,172,973
FINANCIAL LIABILITIES
Deposits $
1,220,550
$
1,217,476
$
1,198,190
$
1,188,585
Securitization liabilities at amortized

cost

12,374
12,084
12,710
12,035
Subordinated notes and debentures

9,913

9,930

9,620
9,389
Total financial liabilities not carried at fair value $
1,242,837
$
1,239,490
$
1,220,520
$
1,210,009
1
This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

(b) FAIR VALUE HIERARCHY
The following table presents the levels within

the fair value hierarchy for each of the assets

and liabilities measured at fair value on a

recurring basis as at
July 31, 2024 and October 31, 2023.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal $
743
$
8,032
$
–
$
8,775
$
72
$
9,073
$
–
$
9,145
Provinces

–
7,360
–
7,360
–
7,445
–
7,445
U.S. federal, state, municipal governments,

and agencies debt
172
19,872
–
20,044
2
24,325
67
24,394
Other OECD
2

government-guaranteed debt
–
8,773
–
8,773
–
8,811
–
8,811
Mortgage-backed securities
–
1,482
–
1,482
–
1,698
–
1,698
Other debt securities
Canadian issuers

–
6,447
1
6,448
–
6,067
5
6,072
Other issuers
–
14,902
2
14,904
–
14,553
60
14,613
Equity securities
71,384
48
5
71,437
54,186
41
10
54,237
Trading loans

–
20,781
–
20,781
–
17,261
–
17,261
Commodities
12,279
890
–
13,169
7,620
791
–
8,411
Retained interests
–
2
–
2
–
3
–
3

84,578
88,589
8
173,175
61,880
90,068
142
152,090
Non-trading financial assets at fair value

through profit or loss
Securities
298
1,351
1,196
2,845
269

2,596
980
3,845
Loans
–
2,755
–
2,755
–
3,495
–
3,495
298
4,106
1,196
5,600
269
6,091
980
7,340
Derivatives
Interest rate contracts

4
15,942
1
15,947
17

22,893
–
22,910
Foreign exchange contracts

55
43,947
26
44,028
26
57,380
7
57,413
Credit contracts

–
48
–
48
–
54
–
54
Equity contracts

70
6,010
–
6,080
58
4,839
–
4,897
Commodity contracts

604
3,111
9
3,724
306
1,787
15
2,108
733
69,058
36
69,827
407
86,953
22
87,382
Financial assets designated at
fair value through profit or loss
Securities
1
–
5,771
–
5,771
–

5,818
–
5,818
–
5,771
–
5,771
–
5,818
–
5,818
Financial assets at fair value through other

comprehensive income
Government and government-related securities
Canadian government debt
Federal
–
18,320
–
18,320
–
18,210
–
18,210
Provinces

–
21,330
–
21,330
–
19,940
–
19,940
U.S. federal, state, municipal governments,

and agencies debt
–
17,742
–
17,742
–
11,002
–
11,002
Other OECD government-guaranteed debt
–
1,709
–
1,709
–
1,498
–
1,498
Mortgage-backed securities
–
2,186
–
2,186
–
2,277
–
2,277
Other debt securities
Asset-backed securities
–
1,483
–
1,483
–
4,114
–
4,114
Corporate and other debt
–
9,444
11
9,455
–
8,863
27
8,890
Equity securities
1,037
1
2,419
3,457
1,133
3
2,377
3,513
Loans
–
159
–
159
–
421
–
421

1,037
72,374
2,430
75,841
1,133
66,328
2,404
69,865
Securities purchased under reverse
repurchase agreements
–
10,438
–
10,438
–
9,649
–
9,649
FINANCIAL LIABILITIES
Trading deposits

–

31,297

724

32,021

–
29,995
985
30,980
Derivatives

Interest rate contracts

–
11,070
161
11,231
16

21,064

126

21,206
Foreign exchange contracts

42
37,059
30
37,131
19
44,841
13
44,873
Credit contracts

–
852
–
852
–
172
–
172
Equity contracts

–
6,977
23
7,000
7
3,251
21
3,279
Commodity contracts

487
3,403
9
3,899
248
1,846
16
2,110
529
59,361
223
60,113
290
71,174
176

71,640
Securitization liabilities at fair value
–
18,382
–
18,382
–

14,422

–

14,422
Financial liabilities designated at fair value
through profit or loss
–
196,069
9
196,078
–

192,108

22

192,130
Obligations related to securities sold short 1

1,658
38,898
–
40,556
1,329

43,332

–

44,661
Obligations related to securities sold
under repurchase agreements
–
13,612
–
13,612
–
12,641
–
12,641
-
1
Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2
Organisation for Economic Cooperation

and Development (OECD).
(c)

TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS

AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets

and liabilities between the different levels of

the fair value hierarchy using the fair values as

at the end of each
reporting period.

There were no significant transfers between

Level 1 and Level 2 during the three and

nine months ended July 31, 2024 and July

31, 2023.
There were no significant transfers between

Level 2 and Level 3 during the three and

nine months ended July 31, 2024 and July

31, 2023.

There were no significant changes to the unobservable

inputs and sensitivities for assets and liabilities

classified as Level 3 during the three and nine

months
ended July 31, 2024, and July 31, 2023.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

(d) RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables set out changes in fair

value of all assets and liabilities measured

at fair value using significant Level 3 unobservable

inputs for the three and
nine months ended July 31, 2024 and July

31, 2023.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and
Fair

gains
value as at unrealized gains (losses) Movements
1
Transfers
value as at

(losses) on
May 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2024 in income
2
in OCI
3,4
Issuances

Settlements Level 3 Level 3 2024 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
Other debt securities
29
–
–
1
(1)
1
(27)
3
–
Equity securities
9
–
–
1
(5)
–
–
5
–

38
–
–
2
(6)
1
(27)
8

–
Non-trading financial
assets at fair value
through profit or loss
Securities
1,150
27
–
41
(22)
–
–
1,196
17
1,150
27
–
41
(22)
–
–
1,196
17
Financial assets at fair value
through other

comprehensive income
Other debt securities
14
–
–
–
(3)
–
–
11
–
Equity securities

2,307
–
3
132
(23)
–
–
2,419
1

$
2,321
$
–
$
3
$
132
$
(26)
$
–
$
–
$
2,430
$
1
FINANCIAL LIABILITIES
Trading deposits 6 $
(910)
$
(18)
$
–
$
(24)
$
213
$
–
$
15
$
(724)
$
(12)
Derivatives 7
Interest rate contracts

(148)
(22)
–
–
10
–
–
(160)

(14)
Foreign exchange contracts
(7)
2
–
–
3
(5)
3
(4)
(1)
Equity contracts
(23)
–
–
–
–
–
–
(23)
(2)
Commodity contracts
6
9
–
–
(15)
–
–
–
–

(172)
(11)
–
–
(2)
(5)
3
(187)

(17)
Financial liabilities designated
at fair value
through profit or loss

(74)
112
–
(77)
30
–
–
(9)

112

Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2023 in income
2
in OCI
4
Issuances

Settlements Level 3 Level 3 2024 still held
5
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
67
$
–
$
–
$
–
$
(67)
$
–
$
–
$
–
$
–
Other debt securities
65
1
–
91
(86)
8
(76)
3
–
Equity securities
10
(1)
–
3
(7)
–
–
5
–

142
–
–
94
(160)
8
(76)
8

–
Non-trading financial
assets at fair value
through profit or loss
Securities
980
89
–
165
(37)
–
(1)
1,196
86
980
89
–
165
(37)
–
(1)
1,196
86
Financial assets at fair value
through other

comprehensive income
Other debt securities
27
–
(4)
3
(15)
–
–
11
–
Equity securities

2,377
–
(9)
260
(209)
–
–
2,419
(10)

$
2,404
$
–
$
(13)
$
263
$
(224)
$
–
$
–
$
2,430
$
(10)
FINANCIAL LIABILITIES
Trading deposits
6
$
(985)
$
(8)
$
–
$
(98)
$
331
$
–
$
36
$
(724)
$
(10)
Derivatives 7
Interest rate contracts

(126)
(63)
–
–
29
–
–
(160)

(36)
Foreign exchange contracts
(6)
3
–
–
4
(11)
6
(4)
–
Equity contracts
(21)
(1)
–
–
(1)
(1)
1
(23)
(3)
Commodity contracts
(1)
5
–
–
(4)
–
–
–
(5)

(154)
(56)
–
–
28
(12)
7
(187)

(44)
Financial liabilities designated
at fair value through profit
or loss

(22)
113
–
(210)
110
–
–
(9)

112
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement

of Income.
3

Other comprehensive income.
4

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
5

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
6

Issuances and repurchases of trading deposits are reported on a gross basis.
7

Consists of derivative assets of $
36

million (April 30, 2024/May 1, 2024 – $
20

million; October 31, 2023/November 1, 2023 – $
22

million) and derivative liabilities of $
223

million
(April 30, 2024/May 1, 2024 – $
192

million; October 31, 2023/November 1, 2023 – $
176

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars) Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
May 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2023 in income
2
in OCI
3
Issuances Settlements Level 3 Level 3 2023 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
Other debt securities
22
–
–
26
(13)
54
–
89
(5)
Equity securities
30
2
–
–
(24)
–
–
8
–

52
2
–
26
(37)
54
–
97

(5)
Non-trading financial
assets at fair value
through profit or loss
Securities
1,001
(52)
–
37
(3)
–
–
983
(20)
1,001
(52)
–
37
(3)
–
–
983
(20)
Financial assets at fair value
through other

comprehensive income
Other debt securities
61
–
2
–
(4)
–
–
59
–
Equity securities

3,685
–
(295)
3
(1,144)
–
–
2,249
(6)

$
3,746
$
–
$
(293)
$
3
$
(1,148)
$
–
$
–
$
2,308
$
(6)
FINANCIAL LIABILITIES
Trading deposits 5 $
(592)
$
(9)
$
–
$
(211)
$
8
$
(1)
$
10
$
(795)
$
(4)
Derivatives
6
Interest rate contracts

(169)
14
–
–
13
–
–
(142)
34
Foreign exchange contracts
1
(2)
–
–
–
(1)
1
(1)
(1)
Equity contracts
(27)
2
–
–
(10)
–
(12)
(47)
(1)
Commodity contracts
(2)
(8)
–
–
13
–
–
3
1

(197)
6
–
–
16
(1)
(11)
(187)
33
Financial liabilities designated
at fair value
through profit or loss

(49)
(166)
–
(202)
310
–
–
(107)
(167)

Change in
unrealized
Fair Total realized and Fair gains
value as at unrealized gains (losses) Movements
1
Transfers value as at (losses) on
November 1 Included Included Purchases/ Sales/ Into Out of July 31 instruments
2022 in income
2
in OCI
3
Issuances Settlements Level 3 Level 3 2023 still held
4
FINANCIAL ASSETS

Trading loans, securities,

and other
Government and government-
related securities $
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
$
–
Other debt securities
49
6
–
49
(72)
89
(32)
89
(28)
Equity securities

–
(2)
–
39
(29)
–
–
8
–

49
4
–
88
(101)
89
(32)
97

(28)
Non-trading financial
assets at fair value
through profit or loss
Securities
845
31
–
158
(51)
–
–
983
21
845
31
–
158
(51)
–
–
983
21
Financial assets at fair value
through other

comprehensive income
Other debt securities
60
–
(6)
21
(16)
–
–
59
–
Equity securities

2,477
–
(506)
2,096
(1,818)
–
–
2,249
(8)

$
2,537
$
–
$
(512)
$
2,117
$
(1,834)
$
–
$
–
$
2,308
$
(8)
FINANCIAL LIABILITIES
Trading deposits
5
$
(416)
$
(38)
$
–
$
(359)
$
16
$
(10)
$
12
$
(795)
$
(28)
Derivatives
6
Interest rate contracts

(156)
(16)
–
–
30
–
–
(142)

28
Foreign exchange contracts
4
(6)
–
–
–
(1)
2
(1)
(1)
Equity contracts
(59)
45
–
26
(17)
(2)
(40)
(47)
10
Commodity contracts
27
32
–
–
(56)
–
–
3
(1)

(184)
55
–
26
(43)
(3)
(38)
(187)

36
Financial liabilities designated
at fair value
through profit or loss

(44)
(96)
–
(389)
422
–
–
(107)

(95)
1
Includes foreign exchange.
2

Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated

Statement of Income.
3

Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
4

Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5

Issuances and repurchases of trading deposits are reported on a gross basis.
6

Consists of derivative assets of $
14

million (April 30, 2023/May 1, 2023 – $
20

million; October 31, 2022/November 1, 2022 – $
50

million) and derivative liabilities of $
201

million
(April 30, 2023/May 1, 2023 – $
217

million; October 31, 2022/November 1, 2022 – $
234

million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 5: SECURITIES

(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized

gains and losses as at July 31, 2024 and

October 31, 2023.

Unrealized Gains (Losses) for Securities

at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Cost/ Gross Gross Cost/ Gross Gross
amortized unrealized unrealized Fair amortized unrealized unrealized Fair cost 1 gains (losses) value cost 1 gains (losses) value
Government and government-related
securities
Canadian government debt
Federal

$
18,393
$
30
$
(103)
$
18,320
$
18,335
$
45
$
(170)
$
18,210
Provinces
21,295
86
(51)
21,330
19,953
105
(118)
19,940
U.S. federal, state, municipal governments, and

agencies debt

17,849
31
(138)
17,742
11,260
17
(275)
11,002
Other OECD government-guaranteed debt
1,720
1
(12)
1,709
1,521
1
(24)
1,498
Mortgage-backed securities
2,179
11
(4)
2,186
2,313
–
(36)
2,277
61,436
159
(308)
61,287
53,382
168
(623)
52,927
Other debt securities

Asset-backed securities
1,488
3
(8)
1,483
4,146
–
(32)
4,114
Corporate and other debt
9,423
70
(38)
9,455
8,946
43
(99)
8,890
10,911
73
(46)
10,938
13,092
43
(131)
13,004
Total debt securities
72,347
232
(354)
72,225
66,474
211
(754)
65,931
Equity securities

Common shares
2,873
147
(76)
2,944
3,191
95
(116)
3,170
Preferred shares
643
27
(157)
513
566
1
(224)
343
3,516
174
(233)
3,457
3,757
96
(340)
3,513
Total securities at fair value through

other comprehensive income
$
75,863
$
406
$
(587)
$
75,682
$
70,231
$
307
$
(1,094)
$
69,444
1
Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank designated certain equity securities

at FVOCI.
The following table summarizes the fair

value of equity securities designated at

FVOCI as at
July 31, 2024 and October 31, 2023, and dividend

income recognized on these securities

for the three and nine months ended July 31,

2024 and July 31, 2023.

Equity Securities Designated at Fair Value Through

Other Comprehensive Income

(millions of Canadian dollars) As at For the three months ended For the nine months ended
July 31, 2024 October 31, 2023 July 31, 2024 July 31, 2023 July 31, 2024 July 31, 2023
Fair value

Dividend income recognized

Dividend income recognized

Common shares $
2,944
$
3,170
$
41
$
39
$
106
$
100

Preferred shares
513
343
39
35
115
99
Total $
3,457
$
3,513
$
80
$
74
$
221
$
199
The Bank disposed of certain equity securities

in line with the Bank’s investment strategy

and disposed of Federal Home Loan Bank (FHLB)

stocks in accordance
with FHLB member stockholding requirements,

as follows:

Equity Securities Net Realized Gains

(Losses)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2024 July 31, 2023 July 31, 2024 July 31, 2023
Equity Securities 1
Fair value $
480
$
38
$
595
$
204
Cumulative realized gain/(loss)
118
–
117
(8)
FHLB Stock
Fair value
–
717
163
1,354

Cumulative realized gain/(loss)
–
–
–
–
1
Includes disposal of the Bank’s holdings in First Horizon Corporation common shares.
(c)
DEBT SECURITIES NET REALIZED GAINS

(LOSSES)
The following table summarizes

the net realized gains and losses for the

three and nine months ended July 31, 2024 and

July 31, 2023, which are included in
Other income (loss) on the Interim Consolidated

Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2024 July 31, 2023 July 31, 2024 July 31, 2023
Debt securities at amortized cost $
–
$
(22)
$
(69)
$
(58)
Debt securities at fair value through other

comprehensive income
7
(4)
16
10
Total $
7
$
(26)
$
(53)
$
(48)

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk

on an individual borrower basis, using both

a borrower risk rating (BRR) and facility

risk rating, as detailed in the shaded
area of the “Managing Risk” section of the 2023

MD&A. This system is used to assess all non-retail

exposures, including debt securities.

The following table provides the gross carrying

amounts of debt securities measured at amortized

cost and debt securities at FVOCI by internal

risk rating for credit
risk management

purposes, presenting separately those

debt securities that are subject to Stage

1, Stage 2, and Stage 3 allowances. Refer

to the “Allowance for
Credit Losses” table in Note 6 for details regarding

the allowance and provision for credit losses

on debt securities.

Debt Securities by Risk Rating

(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Debt securities 1
Investment grade $
353,172
$
–
$ n/a 2 $
353,172
$
373,317
$
–
$ n/a $
373,317
Non-investment grade
222
79
n/a
301
519
–
n/a
519
Watch and classified n/a
75
n/a
75
n/a
113
n/a
113
Default n/a n/a
–
–
n/a n/a
–
–
Total debt securities
353,394
154
–
353,548
373,836
113
–
373,949
Allowance for credit losses on debt securities
at amortized cost
3
–
–
3
2
–
–
2
Total debt securities, net of

allowance
$
353,391
$
154
$
–
$
353,545
$
373,834
$
113
$
–
$
373,947
1
Includes debt securities backed by government-guaranteed loans of $
124

million (October 31, 2023 – $
104

million), which are reported in Non-investment grade or a lower risk rating based on the issuer’s credit risk.
2

Not applicable.
As at July 31, 2024, total debt securities, net

of allowance,

in the table above, include debt securities

measured at amortized cost, net of allowance,

of
$
281,320

million (October 31, 2023 – $
308,016

million), and debt securities measured at

FVOCI of $
72,225

million (October 31, 2023 – $
65,931

million). The
difference between probability-weighted ECLs

and base ECLs on debt securities at

FVOCI and at amortized cost as at both

July 31, 2024 and October 31, 2023,
was insignificant.
NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

(a) LOANS AND ACCEPTANCES
The following table provides details regarding

the Bank’s loans and acceptances as at July

31, 2024 and October 31, 2023.

Loans and Acceptances

(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Residential mortgages $
329,262
$
320,341
Consumer instalment and other personal
224,323
217,554
Credit card
40,517
38,660
Business and government
352,034
326,528

946,136
903,083
Customers’ liability under acceptances

19
17,569
Loans at FVOCI

(Note 4)
159
421
Total loans

and acceptances
946,314
921,073
Total allowance for loan losses
7,811
7,136
Total loans

and acceptances, net of allowance
$
938,503
$
913,937
Business and government loans (including

loans at FVOCI) and customers’ liability

under acceptances are grouped together

as reflected below for presentation in
the “Loans and Acceptances by Risk Ratings”

table.

Loans and Acceptances

– Business and Government

(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Loans at amortized cost $
352,034
$
326,528
Customers’ liability under acceptances
19
17,569
Loans at FVOCI

(Note 4)
159
421
Loans and acceptances
352,212
344,518
Allowance for loan losses
3,355
2,990
Loans and acceptances, net of allowance $
348,857
$
341,528

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

(b) CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and

small businesses, the Bank manages exposures

on a pooled basis, using predictive credit

scoring techniques. For
non-retail exposures, each borrower is assigned

a BRR that reflects the probability of default

(PD)

of the borrower using proprietary industry

and sector specific
risk models and expert judgment. Refer to

the shaded areas of the “Managing Risk”

section of the 2023 MD&A for further

details, including the mapping of PD
ranges to risk levels for retail exposures

as well as the Bank’s 21-point BRR scale

to risk levels and external ratings for non-retail

exposures.

The following table provides the gross carrying

amounts of loans,

acceptances and credit risk exposures

on loan commitments and financial guarantee

contracts
by internal risk ratings for credit risk management

purposes, presenting separately those that

are subject to Stage 1, Stage 2, and Stage

3 allowances.

Loans and Acceptances by Risk Ratings

(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Residential mortgages 1,2,3
Low Risk $
237,386
$
674
$ n/a $
238,060
$
225,596
$
46
$ n/a $
225,642
Normal Risk
62,259
15,291
n/a
77,550
70,423
11,324
n/a
81,747
Medium Risk
230
9,596
n/a
9,826
110
9,581
n/a
9,691
High Risk
7
3,119
330
3,456
10
2,573
325
2,908
Default n/a n/a
370
370
n/a n/a
353
353
Total loans
299,882
28,680
700
329,262
296,139
23,524
678
320,341
Allowance for loan losses
129
198
58
385
154
192
57
403
Loans, net of allowance
299,753
28,482
642
328,877
295,985
23,332
621
319,938
Consumer instalment and other personal 4

Low Risk
99,678
2,630
n/a
102,308
100,102
2,278
n/a
102,380
Normal Risk
63,039
12,933
n/a
75,972
60,613
13,410
n/a
74,023
Medium Risk
26,868
6,450
n/a
33,318
24,705
5,816
n/a
30,521
High Risk
4,119
7,687
388
12,194
4,122
5,700
323
10,145
Default n/a n/a
531
531
n/a n/a
485
485
Total loans
193,704
29,700
919
224,323
189,542
27,204
808
217,554
Allowance for loan losses
663
1,124
238
2,025
653
959
197
1,809
Loans, net of allowance
193,041
28,576
681
222,298
188,889
26,245
611
215,745
Credit card

Low Risk
6,987
14
n/a
7,001
6,499
12
n/a
6,511
Normal Risk
11,503
183
n/a
11,686
11,171
134
n/a
11,305
Medium Risk
12,832
1,125
n/a
13,957
12,311
1,163
n/a
13,474
High Risk
2,818
4,523
417
7,758
2,567
4,289
401
7,257
Default n/a n/a
115
115
n/a n/a
113
113
Total loans
34,140
5,845
532
40,517
32,548
5,598
514
38,660
Allowance for loan losses
695
979
372
2,046
709
913
312
1,934
Loans, net of allowance
33,445
4,866
160
38,471
31,839
4,685
202
36,726
Business and government 1,2,3,5

Investment grade or Low/Normal Risk
159,512
109
n/a
159,621
159,477
101
n/a
159,578
Non-investment grade or Medium Risk
163,142
11,046
n/a
174,188
161,651
10,278
n/a
171,929
Watch and classified or High Risk
699
15,685
83
16,467
604
11,017
75
11,696
Default n/a n/a
1,936
1,936
n/a n/a
1,315
1,315
Total loans and acceptances
323,353
26,840
2,019
352,212
321,732
21,396
1,390
344,518
Allowance for loan and acceptances

losses
994
1,764
597
3,355
1,157
1,371
462
2,990
Loans and acceptances, net of allowance
322,359
25,076
1,422
348,857
320,575
20,025
928
341,528
Total loans and acceptances 6
851,079
91,065
4,170
946,314
839,961
77,722
3,390
921,073
Total allowance for loan losses 6,7
2,481
4,065
1,265
7,811
2,673
3,435
1,028
7,136
Total loans and acceptances, net of

allowance
6
$
848,598
$
87,000
$
2,905
$
938,503
$
837,288
$
74,287
$
2,362
$
913,937
1
Includes impaired loans with a balance of $
212

million (October 31, 2023 – $
271

million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.
2
Excludes trading loans and non-trading loans at fair value through profit or loss (FVTPL) with a fair value of $
21

billion (October 31, 2023 – $
17

billion) and $
3

billion (October 31, 2023 –
$
3

billion), respectively.
3
Includes insured mortgages of $
72

billion (October 31, 2023 – $
74

billion).
4

Includes Canadian government-insured real estate personal loans of $
6

billion (October 31, 2023 – $
7

billion).
5
Includes loans guaranteed by government agencies of $
25

billion (October 31, 2023 – $
26

billion), which are primarily reported in Non-investment grade or a lower risk rating based on the borrowers’ credit risk.
6

Stage 3 includes acquired credit-impaired (ACI) loans of
nil

(October 31, 2023 – $
91

million) and a related allowance for loan losses of
nil

(October 31, 2023 – $
6

million), which have
been included in the “Default”

risk rating category as they were impaired at acquisition.
7

Includes allowance for loan losses related to loans that are measured at FVOCI of nil

(October 31, 2023 –
nil ).

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Loans and Acceptances by Risk Ratings (Continued)

– Off-Balance Sheet Credit Instruments
1

(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023
Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3 Total
Retail Exposures
2

Low Risk $
262,464
$
1,361
$ n/a $
263,825
$
254,231
$
1,093
$ n/a $
255,324
Normal Risk
92,910
1,271
n/a
94,181
91,474
1,112
n/a
92,586
Medium Risk
18,601
1,199
n/a
19,800
19,774
1,079
n/a
20,853
High Risk
1,157
1,225
–
2,382
1,209
1,198
–
2,407
Default n/a n/a
–
–
n/a n/a
–
–
Non-Retail Exposures 3
Investment grade
282,548
–
n/a
282,548
264,029
–
n/a
264,029
Non-investment grade
99,945
5,162
n/a
105,107
98,068
4,396
n/a
102,464
Watch and classified
256
4,466
–
4,722
218
4,158
–
4,376
Default n/a n/a
194
194
n/a n/a
107
107
Total off-balance sheet credit
instruments
757,881
14,684
194
772,759
729,003
13,036
107
742,146
Allowance for off-balance sheet credit

instruments
428
582
13
1,023
476
565
8
1,049
Total off-balance sheet credit
instruments, net of allowance $
757,453
$
14,102
$
181
$
771,736
$
728,527
$
12,471
$
99
$
741,097
1
Excludes mortgage commitments.
2

Includes $
378

billion (October 31, 2023 – $
369

billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3

Includes $
65

billion (October 31, 2023 – $
62

billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

(c) ALLOWANCE FOR CREDIT LOSSES
The following table provides details on

the Bank’s allowance for credit losses as at and

for the three and nine months ended July 31,

2024 and July 31, 2023,
including allowance for off-balance sheet instruments

in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars) Foreign Foreign

exchange,

exchange,

Balance at
Provision

Write-offs, disposals, Balance Balance at
Provision

Write-offs, disposals, Balance
beginning for credit net of and other at end of beginning for credit net of and other at end of of period losses recoveries adjustments period of period losses recoveries adjustments period

For the three months ended
July 31, 2024 July 31, 2023
Residential mortgages $
403
$
(16)
$
(2)
$
–
$
385
$
334
$
45
$
(1)
$
–
$
378
Consumer instalment and other
personal
2,072
339
(302)
1
2,110
1,766
246
(199)
(19)
1,794
Credit card
2,644
397
(396)
6
2,651
2,480
294
(287)
(46)
2,441
Business and government
3,428
351
(88)
(3)
3,688
3,064
181
(28)
(58)
3,159
Total allowance for loan losses,
including off-balance sheet
instruments
8,547
1,071
(788)
4
8,834
7,644
766
(515)
(123)
7,772
Debt securities at amortized cost
2
1
–
–
3
2
–
–
(1)
1
Debt securities at FVOCI
1
–
–
–
1
1
–
–
–
1
Total allowance for credit
losses on debt securities
3
1
–
–
4
3
–
–
(1)
2
Total allowance for credit losses $
8,550
$
1,072
$
(788)
$
4
$
8,838
$
7,647
$
766
$
(515)
$
(124)
$
7,774
Comprising:
Allowance for credit losses on
loans at amortized cost $
7,545

$
7,811
$
6,644

$
6,784
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
7,545
7,811
6,644
6,784
Allowance for off-balance sheet
instruments
1,002
1,023
1,000
988

Allowance for credit losses on

debt securities
3
4
3
2

For the nine months ended
July 31, 2024 July 31, 2023
Residential mortgages $
403
$
(16)
$
(5)
$
3
$
385
$
323
$
61
$
(5)
$
(1)
$
378
Consumer instalment and other
personal
1,895
1,082
(865)
(2)
2,110
1,704
691
(576)
(25)
1,794
Credit card
2,577
1,250
(1,168)
(8)
2,651
2,352
958
(815)
(54)
2,441
Business and government
3,310
828
(408)
(42)
3,688
2,984
346
(116)
(55)
3,159
Total allowance for loan losses,
including off-balance sheet
instruments
8,185
3,144
(2,446)
(49)
8,834
7,363
2,056
(1,512)
(135)
7,772
Debt securities at amortized cost
2
1
–
–
3
1
–
–
–
1
Debt securities at FVOCI
2
(1)
–
–
1
2
(1)
–
–
1
Total allowance for credit
losses on debt securities
4
–
–
–
4
3
(1)
–
–
2
Total allowance for credit losses $
8,189
$
3,144
$
(2,446)
$
(49)
$
8,838
$
7,366
$
2,055
$
(1,512)
$
(135)
$
7,774
Comprising:
Allowance for credit losses on
loans at amortized cost $
7,136

$
7,811
$
6,432

$
6,784
Allowance for credit losses on
loans at FVOCI
–
–
–
–
Allowance for loan losses
7,136
7,811
6,432
6,784
Allowance for off-balance sheet

instruments
1,049
1,023
931
988

Allowance for credit losses on

debt securities
4
4

2

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

(d) ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the three months ended July 31,

2024 and July 31, 2023.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the three months ended
July 31, 2024 July 31, 2023
Stage 1 Stage 2 Stage 3 1 Total Stage 1 Stage 2 Stage 3 1 Total
Residential Mortgages
Balance at beginning of period $
129
$
214
$
60
$
403
$
116
$
169
$
49
$
334
Provision for credit losses
Transfer to Stage 1 2
42
(42)
–
–
41
(40)
(1)
–
Transfer to Stage 2
(6)
12
(6)
–
(5)
8
(3)
–
Transfer to Stage 3
–
(6)
6
–
(1)
(10)
11
–
Net remeasurement due to transfers into stage 3
(10)
5
–
(5)
(7)
3
–
(4)
New originations or purchases 4
9
n/a n/a
9
17
n/a n/a
17
Net repayments 5
(1)
–
–
(1)
(1)
–
–
(1)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(2)
(8)
(6)
(16)
(2)
(5)
(3)
(10)
Changes to risk, parameters, and models 7
(32)
23
6
(3)
2
39
2
43
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(2)
(2)
–
–
(3)
(3)
Recoveries
–
–
–
–
–
–
2
2
Foreign exchange and other adjustments
–
–
–
–
(1)
(1)
2
–
Balance at end of period $
129
$
198
$
58
$
385
$
159
$
163
$
56
$
378
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
688
$
1,146
$
238
$
2,072
$
675
$
921
$
170
$
1,766
Provision for credit losses
Transfer to Stage 1 2
178
(177)
(1)
–
167
(166)
(1)
–
Transfer to Stage 2
(61)
82
(21)
–
(47)
63
(16)
–
Transfer to Stage 3
(2)
(61)
63
–
(2)
(46)
48
–
Net remeasurement due to transfers into stage 3
(81)
78
3
–
(61)
53
2
(6)
New originations or purchases 4
94
n/a n/a
94
111
n/a n/a
111
Net repayments 5
(20)
(25)
(5)
(50)
(21)
(18)
(2)
(41)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(22)
(31)
(13)
(66)
(21)
(25)
(13)
(59)
Changes to risk, parameters, and models 7
(82)
167
276
361
(102)
153
190
241
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(386)
(386)
–
–
(275)
(275)
Recoveries
–
–
84
84
–
–
76
76
Foreign exchange and other adjustments
–
1
–
1
(8)
(9)
(2)
(19)
Balance, including off-balance sheet instruments,
at end of period
692
1,180
238
2,110
691
926
177
1,794
Less: Allowance for off-balance sheet instruments 8
29
56
–
85
37
50
–
87
Balance at end of period $
663
$
1,124
$
238
$
2,025
$
654
$
876
$
177
$
1,707
Credit Card 9
Balance, including off-balance sheet instruments,
at beginning of period $
915
$
1,345
$
384
$
2,644
$
964
$
1,235
$
281
$
2,480
Provision for credit losses
Transfer to Stage 1 2
301
(289)
(12)
–
303
(294)
(9)
–
Transfer to Stage 2
(73)
98
(25)
–
(71)
88
(17)
–
Transfer to Stage 3
(5)
(206)
211
–
(4)
(171)
175
–
Net remeasurement due to transfers into stage 3
(132)
109
6
(17)
(131)
105
5
(21)
New originations or purchases 4
37
n/a n/a
37
47
n/a n/a
47
Net repayments 5
–
–
15
15
(3)
1
13
11
Derecognition of financial assets (excluding
disposals and write-offs) 6
(10)
(17)
(99)
(126)
(11)
(18)
(80)
(109)
Changes to risk, parameters, and models 7
(93)
294
287
488
(109)
275
200
366
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(478)
(478)
–
–
(360)
(360)
Recoveries
–
–
82
82
–
–
73
73
Foreign exchange and other adjustments
3
2
1
6
(18)
(22)
(6)
(46)
Balance, including off-balance sheet instruments,
at end of period
943
1,336
372
2,651
967
1,199
275
2,441
Less: Allowance for off-balance sheet instruments 8
248
357
–
605
280
350
–
630
Balance at end of period $
695
$
979
$
372
$
2,046
$
687
$
849
$
275
$
1,811
1
Includes allowance for loan losses related to ACI loans.
2

Transfers represent stage transfer movements prior to ECL remeasurement.

3

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the Bank’s 2023

Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

6

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2023 Annual Consolidated Financial Statements for further details.

8

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
9

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2023 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the three months ended
July 31, 2024 July 31, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3 1 Total
Business and Government
2
Balance, including off-balance sheet instruments,
at beginning of period $
1,170
$
1,778
$
480
$
3,428
$
1,261
$
1,441
$
362
$
3,064
Provision for credit losses
Transfer to Stage 1 3
80
(80)
–
–
71
(71)
–
–
Transfer to Stage 2
(158)
163
(5)
–
(128)
131
(3)
–
Transfer to Stage 3
(1)
(85)
86
–
(1)
(59)
60
–
Net remeasurement due to transfers into stage 3
(27)
26
1
–
(21)
27
1
7
New originations or purchases 3
296
n/a n/a
296
300
n/a n/a
300
Net repayments 3
2
(22)
(7)
(27)
8
(10)
(16)
(18)
Derecognition of financial assets (excluding
disposals and write-offs) 3
(161)
(196)
(75)
(432)
(173)
(155)
(127)
(455)
Changes to risk, parameters, and models 3
(61)
340
235
514
(20)
120
247
347
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(113)
(113)
–
–
(49)
(49)
Recoveries
–
–
25
25
–
–
21
21
Foreign exchange and other adjustments
5
9
(17)
(3)
(27)
(16)
(15)
(58)
Balance, including off-balance sheet instruments,
at end of period
1,145
1,933
610
3,688
1,270
1,408
481
3,159
Less: Allowance for off-balance sheet instruments 4
151
169
13
333
152
117
2
271
Balance at end of period
994
1,764
597
3,355
1,118
1,291
479
2,888
Total Allowance, including

off-balance sheet

instruments, at end of period
2,909
4,647
1,278
8,834
3,087
3,696
989
7,772
Less: Total Allowance for

off-balance sheet

instruments 4
428
582
13
1,023
469
517
2
988
Total Allowance for Loan Losses

at end of period
$
2,481
$
4,065
$
1,265
$
7,811
$
2,618
$
3,179
$
987
$
6,784
1
Includes allowance for loan losses related to ACI loans.
2

Includes allowance for loan losses related to customers’ liability under acceptances.
3

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table provides details on

the Bank’s allowance for loan losses by stage as

at and for the nine months ended July 31,

2024 and July 31, 2023.

Allowance for Loan Losses by Stage
(millions of Canadian dollars) For the nine months ended
July 31, 2024 July 31, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3 1 Total
Residential Mortgages
Balance at beginning of period $
154
$
192
$
57
$
403
$
127
$
140
$
56
$
323
Provision for credit losses
Transfer to Stage 1 2
110
(107)
(3)
–
97
(95)
(2)
–
Transfer to Stage 2
(23)
40
(17)
–
(19)
31
(12)
–
Transfer to Stage 3
–
(23)
23
–
(2)
(18)
20
–
Net remeasurement due to transfers into stage 3
(24)
18
–
(6)
(18)
14
–
(4)
New originations or purchases 4
24
n/a n/a
24
33
n/a n/a
33
Net repayments 5
(3)
–
–
(3)
(3)
(2)
–
(5)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(5)
(20)
(29)
(54)
(4)
(13)
(9)
(26)
Changes to risk, parameters, and models 7
(103)
97
29
23
(50)
107
6
63
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(6)
(6)
–
–
(8)
(8)
Recoveries
–
–
1
1
–
–
3
3
Foreign exchange and other adjustments
(1)
1
3
3
(2)
(1)
2
(1)
Balance at end of period $
129
$
198
$
58
$
385
$
159
$
163
$
56
$
378
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments,
at beginning of period $
688
$
1,010
$
197
$
1,895
$
654
$
896
$
154
$
1,704
Provision for credit losses
Transfer to Stage 1 2
451
(448)
(3)
–
473
(469)
(4)
–
Transfer to Stage 2
(191)
254
(63)
–
(147)
200
(53)
–
Transfer to Stage 3
(8)
(183)
191
–
(6)
(141)
147
–
Net remeasurement due to transfers into stage 3
(198)
235
7
44
(162)
156
7
1
New originations or purchases 4
270
n/a n/a
270
309
n/a n/a
309
Net repayments 5
(56)
(70)
(12)
(138)
(44)
(62)
(8)
(114)
Derecognition of financial assets (excluding
disposals and write-offs) 6
(55)
(77)
(39)
(171)
(56)
(72)
(30)
(158)
Changes to risk, parameters, and models 7
(208)
461
824
1,077
(320)
430
543
653
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,103)
(1,103)
–
–
(795)
(795)
Recoveries
–
–
238
238
–
–
219
219
Foreign exchange and other adjustments
(1)
(2)
1
(2)
(10)
(12)
(3)
(25)
Balance, including off-balance sheet instruments,
at end of period
692
1,180
238
2,110
691
926
177
1,794
Less: Allowance for off-balance sheet instruments 8
29
56
–
85
37
50
–
87
Balance at end of period $
663
$
1,124
$
238
$
2,025
$
654
$
876
$
177
$
1,707
Credit Card 9
Balance, including off-balance sheet instruments,
at beginning of period $
988
$
1,277
$
312
$
2,577
$
954
$
1,191
$
207
$
2,352
Provision for credit losses
Transfer to Stage 1 2
810
(783)
(27)
–
872
(852)
(20)
–
Transfer to Stage 2
(249)
310
(61)
–
(233)
276
(43)
–
Transfer to Stage 3
(16)
(668)
684
–
(14)
(514)
528
–
Net remeasurement due to transfers into stage 3
(358)
369
19
30
(397)
353
15
(29)
New originations or purchases 4
116
n/a n/a
116
144
n/a n/a
144
Net repayments 5
14
6
50
70
59
2
41
102
Derecognition of financial assets (excluding
disposals and write-offs) 6
(30)
(51)
(271)
(352)
(33)
(59)
(191)
(283)
Changes to risk, parameters, and models 7
(329)
880
835
1,386
(364)
829
559
1,024
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(1,408)
(1,408)
–
–
(1,031)
(1,031)
Recoveries
–
–
240
240
–
–
216
216
Foreign exchange and other adjustments
(3)
(4)
(1)
(8)
(21)
(27)
(6)
(54)
Balance, including off-balance sheet instruments,
at end of period
943
1,336
372
2,651
967
1,199
275
2,441
Less: Allowance for off-balance sheet instruments 8
248
357
–
605
280
350
–
630
Balance at end of period $
695
$
979
$
372
$
2,046
$
687
$
849
$
275
$
1,811
1
Includes allowance for loan losses related to ACI loans.
2

Transfers represent stage transfer movements prior to ECL remeasurement.

3

Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2 and Note 3 of the

Bank’s 2023 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4

Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5

Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.

6

Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7

Represents the changes in the allowance related to current period changes in risk (e.g.,

PD) caused by changes to macroeconomic factors, level of risk, parameters,

and/or models,
subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward-Looking Information

”

and “Expert Credit Judgment”

sections of Note 2 and Note 3 of the
Bank’s 2023 Annual Consolidated Financial Statements for further details.

8

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
9

Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2023 Annual
Consolidated Financial Statements for further details.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars) For the nine months ended
July 31, 2024 July 31, 2023
Stage 1 Stage 2 Stage 3
1
Total Stage 1 Stage 2 Stage 3 1 Total
Business and Government
2
Balance, including off-balance sheet instruments,
at beginning of period $
1,319
$
1,521
$
470
$
3,310
$
1,220
$
1,417
$
347
$
2,984
Provision for credit losses
Transfer to Stage 1 3
194
(194)
–
–
293
(291)
(2)
–
Transfer to Stage 2
(441)
453
(12)
–
(411)
420
(9)
–
Transfer to Stage 3
(17)
(220)
237
–
(10)
(98)
108
–
Net remeasurement due to transfers into stage 3
(66)
119
6
59
(85)
78
1
(6)
New originations or purchases 3
864
n/a n/a
864
897
n/a n/a
897
Net repayments 3
19
(41)
(36)
(58)
40
(49)
(59)
(68)
Derecognition of financial assets (excluding
disposals and write-offs) 3
(494)
(450)
(220)
(1,164)
(524)
(427)
(366)
(1,317)
Changes to risk, parameters, and models 3
(221)
736
612
1,127
(136)
376
600
840
Disposals
–
–
–
–
–
–
–
–
Write-offs
–
–
(459)
(459)
–
–
(157)
(157)
Recoveries
–
–
51
51
–
–
41
41
Foreign exchange and other adjustments
(12)
9
(39)
(42)
(14)
(18)
(23)
(55)
Balance, including off-balance sheet instruments,
at end of period
1,145
1,933
610
3,688
1,270
1,408
481
3,159
Less: Allowance for off-balance sheet instruments 4
151
169
13
333
152
117
2
271
Balance at end of period
994
1,764
597
3,355
1,118
1,291
479
2,888
Total Allowance, including

off-balance sheet

instruments, at end of period
2,909
4,647
1,278
8,834
3,087
3,696
989
7,772
Less: Total Allowance for

off-balance sheet

instruments 4
428
582
13
1,023
469
517
2
988
Total Allowance for Loan Losses

at end of period
$
2,481
$
4,065
$
1,265
$
7,811
$
2,618
$
3,179
$
987
$
6,784
1
Includes allowance for loan losses related to ACI loans.
2

Includes allowance for loan losses related to customers’ liability under acceptances.
3

For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4

The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim

Consolidated Balance Sheet.
The allowance for credit losses on all remaining

financial assets is not significant.
(e)

FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated

in risk parameters as appropriate. Additional

risk factors that are industry or segment

specific are also
incorporated, where relevant. The key macroeconomic

variables used in determining ECLs include

regional unemployment rates for all retail exposures

and
regional housing price indices for residential

mortgages and home equity lines of credit.

For business and government loans, the key

macroeconomic variables
include gross domestic product (GDP), unemployment

rates, interest rates, and credit spreads.

Refer to Note 3 of the Bank’s 2023 Annual

Consolidated Financial
Statements for a discussion of how forward-looking

information is generated and considered

in determining whether there has been

a significant increase in credit
risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected

over the forecast period. The following

table sets out average values of the macroeconomic

variables over the four
calendar quarters starting with the current

quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios

used in
determining the Bank’s ECLs as at July 31, 2024.

As the forecast period increases, information

about the future becomes less readily

available and projections are
anchored on assumptions around structural relationships

between economic parameters that

are inherently much less certain. Restrictive

monetary policy
continues to contribute

to elevated economic uncertainty, particularly in Canada

where household debt levels remain elevated,

and is likely to continue to weigh on
near-term economic growth and lead to a

further modest increase in the unemployment

rate.
Macroeconomic Variables
As at
July 31, 2024
Base Forecast Upside Scenario Downside Scenario
Average Remaining Average Remaining Average Remaining
Q3 2024- 4-year Q3 2024- 4-year Q3 2024- 4-year
Q2 2025 1 period 1 Q2 2025 1 period 1 Q2 2025 1 period 1

Unemployment rate
Canada
6.6
%
6.0
%
5.7
%
5.6
%
7.6
%
7.3
%
United States
4.0
4.0
3.5
3.7
5.2
5.4
Real GDP
Canada
1.4
1.9
1.9
2.1
(0.5)
2.2
United States
1.9
2.1
2.6
2.4
(0.4)
2.4
Home prices
Canada (average existing price) 2
3.5
3.3
5.4
3.7
(8.0)
3.6
United States (CoreLogic HPI) 3
1.6
3.0
5.3
3.8
(9.2)
4.3
Central bank policy interest rate
Canada
3.94
2.34
4.69
2.70
2.69
1.86
United States
5.06
3.09
5.44
3.50
3.38
2.48
U.S. 10-year treasury yield
4.11
3.47
4.66
3.82
3.86
3.41
U.S. 10-year BBB spread (%-pts)
1.75
1.80
1.54
1.75
2.40
2.09
Exchange rate (U.S. dollar/Canadian dollar) $
0.72
$
0.75
$
0.74
$
0.76
$
0.70
$
0.71
1
The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2
The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3
The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

(f)

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally

developed models, the macroeconomic

variables in the forward-looking forecasts

and respective probability
weightings in determining the probability-weighted

ECLs, and other factors considered when

applying expert credit judgment. Changes

in these inputs,
assumptions, models, and judgments would

affect the assessment of significant increase

in credit risk and the measurement of ECLs.
The following table presents the base ECL

scenario compared to the probability-weighted

ECLs, with the latter derived from

three ECL scenarios for performing
loans and off-balance sheet instruments. The difference

reflects the impact of deriving multiple

scenarios around the base ECLs and resultant

change in ECLs due
to non-linearity and sensitivity to using

macroeconomic forecasts.

Change from Base to Probability-Weighted

ECLs
(millions of Canadian dollars, except

as noted)
As at
July 31, 2024 October 31, 2023
Probability-weighted ECLs $
7,556
$
7,149
Base ECLs
7,146
6,658
Difference – in amount $
410
$
491
Difference – in percentage
5.7
%
7.4
%
ECLs for performing loans and off-balance sheet

instruments consist of an aggregate amount

of Stage 1 and Stage 2 probability-weighted

ECLs which are twelve-
month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage

2 ECLs result from a significant

increase in credit risk since initial recognition

of the
loan.
The following table shows the estimated

impact of staging on ECLs by presenting all

performing loans and off-balance sheet instruments

calculated using
twelve-month ECLs compared to the current

aggregate probability-weighted ECLs, holding

all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)

As at
July 31, 2024 October 31, 2023
Probability-weighted ECLs $
7,556
$
7,149
All performing loans and off-balance sheet instruments

using 12-month ECLs
5,543
5,295
Incremental lifetime ECLs impact $
2,013
$
1,854
(g)

FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial

assets where the Bank gains title, ownership,

or possession of individual properties,

such as real estate
properties, which are managed for sale in an

orderly manner with the proceeds used

to reduce or repay any outstanding debt.

The Bank does not generally occupy
foreclosed properties for its business use.

The Bank predominantly relies on third-party

appraisals to determine the carrying value of

foreclosed assets.

Foreclosed
assets held for sale were $
72

million as at July 31, 2024 (October 31, 2023 – $
59

million) and were recorded in Other assets

on the Interim Consolidated Balance
Sheet.
(h)

LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower

has failed to make a payment by the

contractual due date.
The following table summarizes loans that are

past
due but not impaired.

Loans less than 31 days contractually past

due are excluded as they do not generally

reflect a borrower’s ability to meet their

payment
obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars) As at
July 31, 2024 October 31, 2023

31-60 61-89 31-60 61-89

days days Total days days Total
Residential mortgages

$
349
$
106
$
455
$
286
$
81
$
367
Consumer instalment and other personal
1,042
333
1,375
870
287
1,157
Credit card
368
252
620
359
242
601
Business and government
289
88
377
264
103
367
Total

$
2,048
$
779
$
2,827
$
1,779
$
713
$
2,492
1
Includes loans that are measured at FVOCI.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 7: INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION

The Bank has significant influence over

The Charles Schwab Corporation (“Schwab”)

and the ability to participate in the financial

and operating policy-making
decisions of Schwab through a combination

of the Bank’s ownership, board representation

and the insured deposit account (“IDA”)

agreement between the Bank
and Schwab. As such, the Bank accounts

for its investment in Schwab using the equity

method. The Bank’s share of Schwab’s earnings available

to common
shareholders is reported with a one-month

lag. The Bank takes into account changes

in the one-month lag period that would

significantly affect the results.
As at July 31, 2024, the Bank’s reported investment

in Schwab was approximately
12.3
% (October 31, 2023 –
12.4
%), consisting of
9.8
% of the outstanding
voting common shares and the remainder

in non-voting common shares of Schwab

with an aggregate fair value of $
20

billion (US$
15

billion) (October 31, 2023 –
$
16

billion (US$
12

billion)) based on the closing price of US$
65.19

(October 31, 2023 – US$
52.04
) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder

agreement (the “Stockholder Agreement”)

under which the Bank has the right

to designate two members of
Schwab’s Board of Directors and has representation

on two Board Committees, subject to

the Bank meeting certain conditions. The Bank’s designated

directors
currently are the Bank’s Group President and

Chief Executive Officer and the Bank’s former Chair

of the Board. Under the Stockholder Agreement,

the Bank is not
permitted to own more than
9.9
% voting common shares of Schwab,

and the Bank is subject to customary

standstill restrictions and subject to certain exceptions,
transfer restrictions.

The carrying value of the Bank’s investment in

Schwab of $
10.0

billion as at July 31, 2024 (October 31, 2023

– $
8.9

billion) represents the Bank’s share of
Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles,

and cumulative translation adjustment.

The Bank’s share of net income from its investment
in Schwab of $
190

million and $
525

million during the three and nine months ended

July 31, 2024, respectively (three and nine

months ended July 31, 2023 –
$
182

million and $
708

million, respectively), reflects net income

after adjustments for amortization of

certain intangibles net of tax.

On August 21, 2024, the Bank announced

that it had sold
40.5

million shares of common stock of Schwab.

The shares are sold for proceeds of approximately
$
3.4

billion (US$
2.5

billion). The share sale will reduce

the Bank’s ownership interest in Schwab from
12.3
% to
10.1
%. The Bank is expected to recognize
approximately $
1.0

billion (US$
0.7

billion) as other income (net of $
0.5

billion (US$
0.4

billion) loss from AOCI reclassified to

earnings), in the fourth quarter of fiscal
2024. The Bank will continue to account for

its investment in Schwab using the equity

method.
The following tables represent the gross

amount of Schwab’s total assets, liabilities, net revenues,

net income available to common stockholders,

other
comprehensive income (loss), and comprehensive

income (loss).

Summarized Financial Information
(millions of Canadian dollars) As at
June 30 September 30
2024 2023
Total assets $
615,493
$
644,139
Total liabilities
555,332
592,923
(millions of Canadian dollars) For the three months ended For the nine months ended
June 30 June 30 June 30 June 30
2024 2023 2024 2023
Total net revenues $
6,418
$
6,253
$
18,884
$
20,633
Total net income available to common stockholders
1,657
1,575
4,605
6,119
Total other comprehensive income (loss)
876
(54)
5,195
3,277
Total comprehensive income (loss)

2,533

1,521

9,800

9,396
Insured Deposit Account Agreement
On November 25, 2019, the Bank and Schwab

signed an insured deposit account agreement

(the “2019 Schwab IDA Agreement”), with

an initial expiration date of
July 1, 2031. Under the 2019 Schwab IDA Agreement,

starting July 1, 2021, Schwab had the option

to reduce the deposits by up to US$
10

billion per year (subject
to certain limitations and adjustments),

with a floor of US$
50

billion. In addition, Schwab requested some

further operational flexibility to allow for the

sweep
deposit balances to fluctuate over time, under

certain conditions and subject to certain limitations.
On May 4, 2023, the Bank and Schwab entered

into an amended insured deposit account

agreement (the “2023 Schwab IDA Agreement”

or the “Schwab IDA
Agreement”), which replaced the 2019 Schwab

IDA Agreement. Pursuant to the 2023 Schwab

IDA Agreement, the Bank continues to make

sweep deposit
accounts available to clients of Schwab. Schwab

designates a portion of the deposits

with the Bank as fixed-rate obligation amounts

(FROA). Remaining deposits
over FROA are designated as floating-rate

obligations. In comparison to the 2019 Schwab

IDA Agreement, the 2023 Schwab IDA Agreement

extends the initial
expiration date by three years to July 1, 2034

and provides for lower deposit balances

in its first six years, followed by higher balances

in the later years.
Specifically, until September 2025, the aggregate FROA will serve as the floor. Thereafter, the floor will be set at US$
60

billion. In addition, Schwab has the option
to buy down up to $
6.8

billion (US$
5

billion) of FROA by paying the Bank certain

fees in accordance with the 2023 Schwab IDA Agreement,

subject to certain
limits. Refer to Note 27 of the Bank’s 2023

Annual Consolidated Financial Statements

for further details on the Schwab IDA Agreement.
During the first quarter of 2024, Schwab exercised

its option to buy down the remaining $
0.7

billion (US$
0.5

billion) of the US$
5

billion FROA buydown
allowance and paid $
32

million (US$
23

million) in termination fees to the Bank in accordance

with the 2023 Schwab IDA Agreement. By

the end of the first quarter
of 2024, Schwab had completed its buy down

of the full US$
5

billion FROA buydown allowance and had paid

a total of $
337

million (US$
250

million) in termination
fees to the Bank. The fees were intended to

compensate the Bank for losses incurred

from discontinuing certain hedging relationships

and for lost revenues. The
net impact was recorded in net interest income.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 8: SIGNIFICANT TRANSACTION

Acquisition of Cowen Inc.
On March 1, 2023, the Bank completed

the acquisition of Cowen Inc. (“Cowen”). The acquisition

advances the Wholesale Banking segment’s long-term

growth
strategy in the U.S. and adds complementary

products and services to the Bank’s existing

businesses. The results of the acquired

business have been
consolidated by the Bank from the closing date

and primarily reported in the Wholesale

Banking segment. Consideration included

$
1,500

million
(US$
1,100

million) in cash for
100
% of Cowen’s common shares outstanding, $
253

million (US$
186

million) for the settlement of Cowen’s Series A Preferred
Stock, and $
205

million (US$
151

million) related to the replacement of

share-based payment awards.
The acquisition was accounted for as a business

combination under the purchase method.

The acquisition contributed $
10,793

million (US$
7,928

million) of
assets and $
10,005

million (US$
7,351

million) of liabilities. The excess of accounting

consideration over the fair value of the

tangible net assets acquired was
allocated to intangible assets of $
298

million (US$
219

million) net of taxes, and goodwill of $
872

million (US$
641

million). Goodwill is not deductible for tax
purposes.
The Bank plans to dispose of certain non-core

businesses that were acquired in connection

with the Cowen acquisition. These non-core

businesses are
disposal groups which meet the criteria

to be classified as held for sale and are measured

at the lower of their carrying amount and

fair value less costs to sell. The
assets and liabilities of these disposal groups

are recorded in Other assets and Other

liabilities, respectively, on the Interim Consolidated Balance Sheet.

During
the three months ended

January 31, 2024, the Bank disposed of

Cowen’s legacy prime brokerage and outsourced

trading business that was classified as

held for
sale. As at July 31, 2024, assets of $
760

million (October 31, 2023 – $
1,958

million) and liabilities of $
331

million (October 31, 2023 – $
1,291

million) were
classified as held for sale.
NOTE 9: OTHER ASSETS

Other Assets
(millions of Canadian dollars) As at
July 31 October 31
2024 2023
Accounts receivable and other items
1
$
12,595
$
13,893
Accrued interest
5,649
5,504
Cheques and other items in transit
490
–
Current income tax receivable
4,152
4,814
Defined benefit asset

1,258

1,254
Prepaid expenses 2
1,794
1,462
Reinsurance contract assets
749
702
Total 2 $
26,687
$
27,629
1
Includes assets related to disposal groups classified as held for sale in connection with the Cowen acquisition. Refer to Note 8 for further details.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 10: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal, which primarily include business and government
chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal,

which include both savings and chequing
accounts. Term

deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount
of term deposits in denominations of $100,000 or more as at July 31, 2024, was $
525

billion (October 31, 2023 – $
512

billion).

Deposits
(millions of Canadian dollars) As at
July 31 October 31
By Type By Country 2024 2023
Demand Notice Term 1 Canada United States International Total Total
Personal $
17,764
$
472,931
$
139,954
$
335,355
$
295,294
$
–
$
630,649
$
626,596
Banks
11,779
390
24,070
20,437
13,941
1,861
36,239
31,225
Business and government 2
144,476
191,072
218,114
390,637
158,503
4,522
553,662
540,369
174,019
664,393
382,138
746,429
467,738
6,383
1,220,550
1,198,190
Trading
–
–
32,021
24,359
3,493
4,169
32,021
30,980
Designated at fair value through
profit or loss 3
–
–
195,924
55,418
68,857
71,649
195,924
191,988
Total $
174,019
$
664,393
$
610,083
$
826,206
$
540,088
$
82,201
$
1,448,495
$
1,421,158
Non-interest-bearing deposits
included above 4
Canada $
57,056
$
61,581
United States
73,121
76,376
International
–
23
Interest-bearing deposits
included above 4
Canada
769,150
712,283
United States
5
466,967
482,247
International
82,201
88,648
Total 2,6 $
1,448,495
$
1,421,158
1 Includes $
100.9

billion (October 31, 2023 – $
103.3

billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the
Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.
2 Includes $
68.2

billion relating to covered bondholders (October 31, 2023 – $
54.0

billion).
3

Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also includes $
153.6

million (October 31, 2023 – $
142.3

million) of loan commitments and financial
guarantees designated at FVTPL.
4

The geographical splits of the deposits are based on the point of origin of the deposits.
5

Includes $
6.6

billion (October 31, 2023 – $
13.9

billion) of U.S. federal funds deposited and $
13.8

billion (October 31, 2023 – $
9.0

billion) of deposits and advances with the FHLB.
6

Includes deposits of $
775.3

billion (October 31, 2023 – $
779.9

billion) denominated in U.S. dollars and $
126.9

billion (October 31, 2023 – $
115.0

billion) denominated in other foreign
currencies.
NOTE 11: OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)
As at

July 31 October 31
2024 2023
Accounts payable, accrued expenses, and

other items
1,2
$
7,317
$
8,314
Accrued interest
5,257
4,421
Accrued salaries and employee benefits
4,833
4,993
Cheques and other items in transit
2
–
2,245
Current income tax payable
454
162
Deferred tax liabilities
258
204
Defined benefit liability
1,340
1,244
Lease liabilities
5,057
5,050
Liabilities related to structured entities
20,499
17,520
Provisions

(Note 19)
6,365
3,421
Total
2
$
51,380
$
47,574
1
Includes liabilities related to disposal groups classified as held for sale in connection with the Cowen acquisition.

Refer to Note 8 for further details.
2

Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 12: SUBORDINATED NOTES AND DEBENTURES

Issues
On April 9, 2024, the Bank issued $
1.75

billion of non-viability contingent capital

(NVCC) medium-term notes constituting

subordinated indebtedness of the Bank
(the “Notes”), maturing on April 9, 2034.

The Notes will bear interest at a fixed rate of
5.177
% per annum (paid semi-annually) until

April 9, 2029, and at
Daily
Compounded Canadian Overnight Repo Rate Average

plus
1.53
% thereafter (paid quarterly) until maturity

on April 9, 2034. With the prior approval

of OSFI, the
Bank may, at its option, redeem the Notes on or after April 9, 2029,

in whole or in part, at par plus accrued and unpaid

interest by giving not more than
60

nor less
than
10 days
’ notice to holders.
Redemptions
On July 25, 2024, the Bank redeemed all of

its outstanding $
1.5

billion
3.224
% medium term notes due July 25,

2029 NVCC constituting subordinated
indebtedness of the Bank, at a redemption price

of
100

per cent of the principal amount, plus accrued

and unpaid interest to, but excluding, July 25,

2024.
NOTE 13: EQUITY

The following table summarizes the changes

to the shares and other equity instruments

issued and outstanding,

and treasury instruments held as at and

for the
three and nine months ended July 31, 2024 and

July 31, 2023.

Shares and Other Equity Instruments

Issued and Outstanding and Treasury Instruments

Held
(millions of shares or other equity instruments
and millions of Canadian dollars) For the three months ended For the nine months ended

July 31, 2024 July 31, 2023 July 31, 2024 July 31, 2023
Number Number Number Number
of shares Amount of shares Amount of shares Amount of shares Amount
Common Shares
Balance as at beginning of period
1,759.6
$
25,257
1,839.6
$
25,852
1,791.4
$
25,434
1,821.7
$
24,363
Proceeds from shares issued on exercise
of stock options
0.4
26
0.1
6
1.4
92
1.2
77
Shares issued as a result of dividend
reinvestment plan
1.6
129
2.1
175
4.9
398
18.9
1,593
Purchase of shares for cancellation and other
(13.3)
(190)
(14.3)
(200)
(49.4)
(702)
(14.3)
(200)
Balance as at end of period – common shares
1,748.3
$
25,222
1,827.5
$
25,833
1,748.3
$
25,222
1,827.5
$
25,833
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Balance as at beginning of period
129.6
$
4,850
159.6
$
5,600
143.6
$
5,200
159.6
$
5,600
Redemption of shares 1,2,3
(38.0)
(950)
–
–
(52.0)
(1,300)
–
–
Balance as at end of period
91.6
$
3,900
159.6
$
5,600
91.6
$
3,900
159.6
$
5,600
Other Equity Instruments
4
Balance

as at beginning of period
5.0
$
5,653
5.0
$
5,653
5.0
$
5,653
5.0
$
5,653
Issue of limited recourse capital notes 5
0.7
1,023
–
–
0.7
1,023
–
–
Issue of perpetual subordinated capital notes 6
0.1
312
–
–
0.1
312
–
–
Balance as at end of period
5.8
6,988
5.0
5,653
5.8
6,988
5.0
5,653
Balance as at end of period – preferred

shares
and other equity instruments
97.4
$
10,888
164.6
$
11,253
97.4
$
10,888
164.6
$
11,253
Treasury – common shares 7
Balance

as at beginning of period
0.3
$
(24)
1.1
$
(99)
0.7
$
(64)
1.0
$
(91)
Purchase of shares

35.7
(2,745)
24.3
(1,965)
99.9
(7,995)
71.2
(6,016)
Sale of shares
(35.6)
2,734
(25.4)
2,064
(100.2)
8,024
(72.2)
6,107
Balance as at end of period – treasury
– common shares
0.4
$
(35)
–
$
–
0.4
$
(35)
–
$
–
Treasury – preferred shares and
other equity instruments 7
Balance as at beginning of period
0.1
$
(8)
0.1
$
(10)
0.1
$
(65)
0.1
$
(7)
Purchase of shares and other equity instruments

2.7
(147)
0.7
(46)
5.9
(398)
2.7
(372)
Sale of shares and other equity instruments
(2.3)
138
(0.7)
45
(5.5)
446
(2.7)
368
Balance as at end of period – treasury
– preferred shares and other equity

instruments
0.5
$
(17)
0.1
$
(11)
0.5
$
(17)
0.1
$
(11)
1
On April 30, 2024, the Bank redeemed all of its
14

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 22 (“Series 22 Preferred
Shares”), at a redemption price of $
25.00

per Series 22 Preferred Share, for a total redemption cost of $
350

million.
2

On July 31, 2024, the Bank redeemed all of its
20

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 3 (“Series 3 Preferred Shares”), at
a redemption price of $
25.00

per Series 3 Preferred Share, for a total redemption cost of approximately $
500

million.
3

On July 31, 2024, the Bank redeemed all of its
18

million outstanding Non-Cumulative 5-Year

Rate Reset Class A First Preferred Shares NVCC, Series 24 (“Series 24 Preferred Shares”),
at a redemption price of $
25.00

per Series 24 Preferred Share, for a total redemption cost of approximately $
450

million.
4

For Limited Recourse Capital Notes, the number of shares represents the number of notes issued.
5

On July 3, 2024, the Bank issued US$
750

million
7.250
% Fixed Rate Reset Limited Recourse Capital Notes, Series 4 NVCC (the “LRCNs”). The LRCNs will bear interest at a rate of
7.250

per cent annually, payable quarterly,

for the initial period ending on, but excluding, July 31, 2029. Thereafter,

the interest rate on the LRCNs will reset every
five years

at a rate
equal to the prevailing U.S. Treasury Rate plus
2.977

per cent. The LRCNs will mature on July 31, 2084. Concurrently with the issuance of the

LRCNs, the Bank will issue
750,000

Non-
Cumulative
7.250
% Fixed Rate Reset Preferred Shares, Series 31 NVCC (“Preferred Shares Series 31”). The Preferred

Shares Series 31 are eliminated on the Bank’s consolidated
financial statements. For LRCNs – Series 4, the amount represents the Canadian dollar equivalent of the U.S. dollar notional amount.
6

On July 10, 2024, the Bank issued SGD
310

million of Fixed Rate Reset Perpetual Subordinated Additional Tier 1 Capital Notes,

Series 2023-9 NVCC (the “AT1 Perpetual Notes”). The
AT1 Perpetual Notes will bear interest at a rate of
5.700

per cent annually, payable semi-annually,

for the initial period ending on, but excluding, July 31, 2029. Thereafter,

the interest rate
on the AT1 Perpetual Notes will reset every
five years

at a rate equal to the prevailing 5-year SORA-OIS Rate plus
2.652

per cent. The AT1 Perpetual Notes have no

scheduled maturity
or redemption date. With the prior written approval of OSFI, the Bank may redeem the AT1

Perpetual Notes on July 31, 2029 and every January 31st and July 31st thereafter,

in whole or
in part, on not less than 10 nor more than 60 days’ prior notice to holders. For AT1

Perpetual Notes, the amount represents the Canadian dollar equivalent of the Singapore dollar notional amount.
7

When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

DIVIDENDS
On August 21, 2024, the Board approved a

dividend in an amount of one dollar and

two cents ($
1.02
) per fully paid common share in the

capital stock of the Bank
for the quarter ending October 31, 2024, payable

on and after October 31, 2024, to shareholders

of record at the close of business on October

10, 2024.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan

for its common shareholders. Participation in

the plan is optional and under the terms of the

plan, cash dividends on
common shares are used to purchase additional

common shares. At the option of the Bank,

the common shares may be issued from treasury

at an average
market price based on the last five trading

days before the date of the dividend payment,

with a discount of between
0
% to
5
% at the Bank’s discretion or
purchased from the open market at market

price.

During the three and nine months ended July 31,

2024, the Bank issued
1.6

million and
4.9

million common shares, respectively, from treasury with
no

discount.
During the three months ended July 31, 2023,

the Bank issued
2.0

million common shares from treasury with
no

discount. During the nine months

ended
July 31, 2023, the Bank issued
2.0

million common shares from treasury with
no

discount and
16.8

million common shares with a
2
% discount.
NORMAL COURSE ISSUER BID
On August 28, 2023,

the Bank announced that the Toronto Stock Exchange and OSFI approved a normal course issuer bid (NCIB) to repurchase

for cancellation
up to
90

million of its common shares. The NCIB commenced

on August 31, 2023, and during the

three months ended July 31, 2024, the Bank

repurchased
13.3

million common shares under the NCIB at an

average price of $
76.68

per share for a total amount of $
1.0

billion. During the nine months ended
July 31, 2024, the Bank repurchased
49.4

million common shares under the NCIB, at

an average price of $
80.15

per share for a total amount of $
4.0

billion. From
the commencement of the NCIB to July 31,

2024, the Bank repurchased
71.4

million shares under the program.
NOTE 14: INSURANCE

(a)

INSURANCE SERVICE RESULT
Insurance revenue and expenses are presented

on the Interim Consolidated Statement

of Income under Insurance revenue and Insurance

service expenses,
respectively. Net income or expense from reinsurance is presented in other income (loss).
The following table presents components of the

insurance service result
presented on the Interim Consolidated Statement

of Income for the Bank which includes

the results of property and casualty insurance,

life and health insurance,
as well as reinsurance issued and held in

Canada and internationally.

Insurance Service Result
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2024 July 31, 2023 July 31, 2024 July 31, 2023
Insurance revenue $
1,782
$
1,611
$
5,123
$
4,667
Insurance service expenses
1,669
1,386
4,283
3,668
Insurance service result before reinsurance

contracts held

113
225

840
999
Net income (expense) from reinsurance

contracts held
6
(24)
(13)
(108)
Insurance service result $
119
$
201
$
827
$
891
For the three and nine months ended July

31, 2024, the Bank recognized insurance

finance expenses (income) of $
130

million and $
310

million, respectively
(three and nine months ended July 31, 2023 –

($
18
) million and $
166

million, respectively), from insurance and reinsurance

contracts in other income (loss). The
Bank’s investment return on securities supporting

insurance contracts is comprised

of interest income reported in net interest

income and fair value changes
reported in other income (loss). Investment return

(loss) on securities supporting insurance

contracts was $
117

million and $
283

million, respectively, for the three
and nine months ended July 31, 2024 (three and

nine months ended July 31, 2023 – ($
24
) million and $
182

million, respectively).
(b)

INSURANCE CONTRACT LIABILITIES

Insurance contract liabilities are comprised

of amounts related to the LRC, LIC and

other insurance liabilities.

The following table presents LRC and LIC balances

for property and casualty insurance contracts.

Property and casualty insurance contract liabilities by

LRC and LIC
(millions of Canadian dollars) As at
July 31, 2024 July 31, 2023
Liability for Liability for Liability for Liability for
remaining coverage incurred claims Total remaining coverage incurred claims Total
Estimates Estimates
of the of the

present

present

Excluding value of Excluding value of
loss Loss future Risk loss Loss future Risk
component component cash flows adjustment component component cash flows adjustment
Balance at beginning of period
Insurance contract liabilities $
630
$
129
$
4,740
$
220
$
5,719
$
623
$
113
$
4,700
$
208
$
5,644
Balance at end of period
Insurance contract liabilities $
699
$
144
$
5,124
$
234
$
6,201
$
577
$
144
$
4,692
$
205
$
5,618
For property and casualty contracts,

during the three and nine months ended

July 31, 2024, the Bank recognized insurance

revenue of $
1,416

million and
$
4,047

million, respectively (three and nine months

ended July 31, 2023 – $
1,258

million and $
3,616

million, respectively), insurance service expenses

of
$
1,444

million and $
3,648

million, respectively (three and nine months ended

July 31, 2023 – $
1,205

million and $
3,108

million, respectively), and insurance
finance expenses of $
141

million and $
339

million, respectively (insurance finance expenses

(income) during the three and nine

months ended July 31, 2023 –
($
21
) million and $

million, respectively).

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

Other insurance liabilities were $
142

million as at July 31, 2024 (October 31, 2023

– $
127

million) and include life and health insurance

contract liabilities of
$
122

million (October 31, 2023 – $
124

million).

(c)

RISK ADJUSTMENT FOR NON-FINANCIAL

RISK AND DISCOUNTING
The risk adjustment reflects an amount that

an insurer would rationally pay to remove

the uncertainty that future cash flows will exceed

the expected value amount.
The Bank has estimated the risk adjustment

for its property and casualty operations’

LIC using statistical techniques in accordance

with Canadian accepted
actuarial principles to develop potential future observations and a confidence level of 90th percentile.
Insurance contract liabilities are calculated

by discounting expected future cash flows.

The interest rates used to discount the Bank’s

insurance balances over a
duration of
1

to
10 years

range from
4.7
% to
4.2
% as at July 31, 2024 (October 31, 2023 –
5.7
% to
5.5
%).

NOTE 15: SHARE-BASED COMPENSATION

For the three and nine months ended July

31, 2024, the Bank recognized compensation

expense for stock option awards of $
7.8

million and $
28.3

million,
respectively (three and nine months ended

July 31, 2023 – $
7.0

million and $
28.9

million, respectively). During the three

months ended July 31, 2024 and
July 31, 2023, nil

stock options were granted by the Bank.

During the nine months ended July 31, 2024,
2.5

million (nine months ended July 31, 2023 –
2.5

million)
stock options were granted by the Bank at

a weighted-average fair value of $
14.36

per option (July 31, 2023 – $
14.70

per option).
The following table summarizes the assumptions

used for estimating the fair value of options

for the nine months ended July 31, 2024 and

July 31, 2023.
Assumptions Used for Estimating the

Fair Value of Options
(in Canadian dollars, except as noted) For the nine months ended
July 31 July 31
2024 2023
Risk-free interest rate
3.41
%
2.87
%
Option contractual life
10 years
10 years
Expected volatility
18.92
%
18.43
%
Expected dividend yield
3.78
%
3.69
%
Exercise price/share price $
81.78
$
90.55
The risk-free interest rate is based on Government

of Canada benchmark bond yields as

at the grant date. Expected volatility is

calculated based on the historical
average daily volatility and expected dividend

yield is based on dividend payouts in the last

fiscal year. These assumptions are measured over a period
corresponding to the option contractual life.
NOTE 16: EMPLOYEE BENEFITS

The following table summarizes expenses for

the Bank’s principal pension and non-pension

post-retirement defined benefit plans

and the Bank’s other material
defined benefit pension plans, for the

three and nine months ended July 31, 2024

and July 31, 2023. Other employee defined

benefit plans operated by the Bank
and certain of its subsidiaries are not considered

material for disclosure purposes.

Defined Benefit Plan Expenses
(millions of Canadian dollars) Principal post-retirement

Principal pension plans benefit plan Other pension plans
1
For the three months ended
July 31 July 31 July 31 July 31 July 31 July 31
2024 2023 2024 2023 2024 2023
Service cost – benefits earned $
54
$
62
$
2
$
2
$
4
$
5
Net interest cost (income) on net defined

benefit liability (asset)
(21)
(25)
5
5
7
6
Interest cost on asset limitation and minimum

funding
requirement
2
5
–
–
–
–
Past service cost 2
–
–
–
–
–
–
Defined benefit administrative expenses
3
2
–
–
1
1
Total $
38
$
44
$
7
$
7
$
12
$
12
For the nine months ended
July 31 July 31 July 31 July 31 July 31 July 31
2024 2023 2024 2023 2024 2023
Service cost – benefits earned $
162
$
186
$
4
$
4
$
12
$
13
Net interest cost (income) on net defined

benefit liability (asset)
(62)
(75)
15
15
19
17
Interest cost on asset limitation and minimum

funding
requirement
8
15
–
–
2
2
Past service cost 2
35
–
–
–
–
–
Defined benefit administrative expenses
7
7
–
–
3
4
Total $
150
$
133
$
19
$
19
$
36
$
36
1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and supplemental executive defined benefit pension plans.
2

Relates to the Pension Fund Society that was modified in the prior quarter.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

The following table summarizes expenses for

the Bank’s defined contribution plans for the three

and nine months ended July 31, 2024 and

July 31, 2023.

Defined Contribution Plan Expenses
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2024 2023 2024 2023
Defined contribution pension plans
1
$
81
$
62
$
239
$
188
Government pension plans
2
118
110
447
404
Total $
199
$
172
$
686
$
592
-
1
Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k)

plan.
2

Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S.
Federal Insurance Contributions Act .
The following table summarizes the remeasurements

recognized in OCI for the Bank’s principal pension

and postretirement

defined benefit plans and certain of
the Bank’s other material defined benefit pension

plans, for the three and nine months ended

July 31, 2024 and July 31, 2023.

Amounts Recognized in Other Comprehensive

Income for Remeasurement of Defined

Benefit Plans
1,2,3
(millions of Canadian dollars) Principal post-retirement
Principal pension plans benefit plan Other pension plans
For the three months ended
July 31 July 31 July 31 July 31 July 31 July 31
2024 2023 2024 2023 2024 2023
Remeasurement gain/(loss) – financial $
(314)
$
253
$
(15)
$
13
$
(18)
$
–
Remeasurement gain/(loss) – return on plan

assets less
interest income
704
(412)
–
–
–
–
Change in asset limitation and minimum

funding requirement
(34)
11
–
–
–
–
Total $
356
$
(148)
$
(15)
$
13
$
(18)
$
–
For the nine months ended
July 31 July 31 July 31 July 31 July 31 July 31
2024 2023 2024 2023 2024 2023
Remeasurement gain/(loss) – financial $
(999)
$
(276)
$
(38)
$
(14)
$
(43)
$
–
Remeasurement gain/(loss) – return on plan

assets less
interest income
980
12
–
–
–
–
Change in asset limitation and minimum

funding requirement
166
190
–
–
–
–
Total $
147
$
(74)
$
(38)
$
(14)
$
(43)
$
–
1

Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension plan, TD Insurance defined benefit pension plan, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on
a quarterly basis.

2

Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3

Amounts are presented on a pre-tax basis.
NOTE 17: INCOME TAXES
International Tax Reform – Pillar Two Global Minimum Tax
The OECD published Pillar Two model rules as part of its

efforts toward international tax reform. The

Pillar Two model rules provide for the implementation of a
15% global minimum tax for large multinational

enterprises, which is to be applied on a

jurisdiction-by-jurisdiction basis. Pillar

Two legislation was enacted in
Canada on June 20, 2024 under Bill C-69,

which includes the
Global Minimum Tax Act

addressing the Pillar Two model rules. The rules will be

effective for the
Bank for the fiscal year beginning on November

1, 2024. Similar legislation has also passed

in other jurisdictions in which the Bank operates.

The Bank is currently
assessing the impact of the new legislation.
Other Tax Matters
The Canada Revenue Agency (CRA), Revenu

Québec Agency (RQA) and Alberta

Tax and Revenue Administration (ATRA) are denying certain dividend and interest deductions claimed by the Bank.

As at July 31, 2024, the CRA has reassessed

the Bank for $
1,661

million for the years 2011 to 2018, the RQA has
reassessed the Bank for $
52

million for the years 2011 to 2018, and the ATRA has reassessed the Bank for $
71

million for the years 2011 to 2018. In total, the
Bank has been reassessed for $
1,784

million of income tax and interest. The Bank

expects to continue to be reassessed

for open years. The Bank is of the view
that its tax filing positions were appropriate

and filed a Notice of Appeal with the Tax Court of Canada on March 21,

2023.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 18: EARNINGS PER SHARE

Basic earnings per share is calculated by

dividing net income attributable to common

shareholders by the weighted-average number

of common shares
outstanding for the period.

Diluted earnings per share is calculated using

the same method as basic earnings per

share except that certain adjustments are made

to net income
attributable to common shareholders and

the weighted-average number of shares outstanding

for the effects of all dilutive potential common

shares that are
assumed to be issued by the Bank.

The following table presents the Bank’s basic and

diluted earnings per share for the three and

nine months ended July 31, 2024 and

July 31, 2023.
Basic and Diluted Earnings Per Share 1
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 July 31 July 31 July 31
2024 2023 2024 2023
Basic earnings (loss) per share
Net income (loss) attributable to common

shareholders
$
(250)
$
2,807
$
4,874
$
7,401
Weighted-average number of common shares outstanding

(millions)
1,747.8
1,834.8
1,762.4
1,827.9
Basic earnings (loss) per share (Canadian dollars) $
(0.14)
$
1.53
$
2.77
$
4.05
Diluted earnings (loss) per share
Net income (loss) attributable to common

shareholders

$
(250)
$
2,807
$
4,874
$
7,401
Net income (loss) attributable to common

shareholders including impact of dilutive
securities
securities
(250)
2,807
4,874
7,401
Weighted-average number of common shares outstanding

(millions)
1,747.8
1,834.8
1,762.4
1,827.9
Effect of dilutive securities
Stock options potentially exercisable (millions) 2
0.8
1.5
1.2
2.0
Weighted-average number of common shares outstanding

– diluted (millions)
1,748.6
1,836.3
1,763.6
1,829.9
Diluted earnings (loss) per share (Canadian dollars)
2
$
(0.14)
$
1.53
$
2.76
$
4.04
1
Amounts for the three and nine months ended July 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.
2

For the three and nine months ended July 31, 2024, the computation of diluted earnings per share excluded average options outstanding of
7.2

million and
6.8

million, respectively, with a
weighted-average exercise price of $
89.16

and $
89.69
, respectively, as the option price was greater than

the average market price of the Bank’s common shares. For the three and nine months ended July 31, 2023, the computation of diluted earnings per share excluded average options outstanding of
4.9

million and
4.4

million, respectively, with a weighted-average
exercise price of $
92.89

and $
93.16
, respectively, as the option price was greater

than the average market price of the Bank’s common shares.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 19: PROVISIONS AND CONTINGENT

LIABILITIES

Other than as described below, there have been no new

significant events or transactions except

as previously identified in Note 26 of

the Bank’s 2023 Annual
Consolidated Financial Statements.
(a)

RESTRUCTURING
The Bank continued to undertake certain

measures in the third quarter of 2024 to reduce

its cost base and achieve greater efficiency. In connection with these measures, the Bank incurred $
110

million and $
566

million of restructuring charges during

the three and nine months ended July 31,

2024, respectively. The
restructuring costs primarily relate to: (i)

employee severance and other personnel-related

costs recorded as provisions and (ii) real estate

optimization mainly
recorded as a reduction to buildings.

The restructuring program has concluded.
(b)

LEGAL AND REGULATORY MATTERS
Other than as described below, there have been no new

significant legal and regulatory matters, and

no significant developments to the matters

previously
identified in Note 26 of the Bank’s 2023 Annual

Consolidated Financial Statements.
In the ordinary course of business, the Bank

and its subsidiaries are involved in various

legal and regulatory actions, including

but not limited to civil claims and
lawsuits, regulatory examinations, investigations,

audits, and requests for information by

governmental, regulatory and self-regulatory

agencies and law
enforcement authorities in various jurisdictions,

in respect of our businesses and compliance

programs. The Bank establishes provisions

when it becomes
probable that the Bank will incur a loss and

the amount can be reliably estimated. The

Bank also estimates the aggregate range of reasonably

possible losses
(RPL) in its legal and regulatory actions (that

is, those which are neither probable nor

remote), in excess of provisions. As at

July 31, 2024, the Bank’s RPL is from
zero

to approximately $
1.33

billion (October 31, 2023 – from
zero

to approximately $
1.44

billion). The Bank’s provisions and RPL

represent the Bank’s best
estimates based upon currently available information

for actions for which estimates can be made,

but there are a number of factors that

could cause the Bank’s
provisions and/or RPL to be significantly different

from its actual or RPL. For example, the Bank’s

estimates involve significant judgment due

to the varying stages
of the proceedings, the existence of multiple defendants

in many proceedings whose share of liability

has yet to be determined, the numerous

yet-unresolved
issues in many of the proceedings, some of

which are beyond the Bank’s control and/or involve

novel legal theories and interpretations,

the attendant uncertainty
of the various potential outcomes of such

proceedings, and the fact that the underlying

matters will change from time to time. In addition,

some actions seek very
large or indeterminate damages.
In connection with the civil and criminal investigations

into the Bank’s U.S.
Bank Secrecy Act
(BSA)/anti-money laundering (AML) program

by its U.S. prudential
regulators, the Financial Crimes Enforcement

Network (FinCEN) and the U.S. Department

of Justice (DOJ),

and in anticipation of a global resolution,

which will
include monetary and non-monetary penalties,

the Bank has taken a further provision of $
3.57

billion (US$
2.60

billion) to reflect the Bank’s current estimate of

the
total fines related to these matters. In the second

quarter of 2024, the Bank took an initial

provision of $
615

million (US$
450

million) in connection with its
discussions with one of its U.S. regulators

related to this matter. The Bank expects that a global resolution will be finalized by calendar year end.
The Bank has been named as a defendant

in four overlapping proposed class action lawsuits

purporting to be brought on behalf of

shareholders alleging that its
disclosure with respect to its U.S. AML program

has been misleading. None of these proposed

class actions have been certified or granted leave

to proceed by the
court, and losses or damages cannot be estimated

at this time.
The Bank and certain of its subsidiaries have

resolved the investigations by the Securities

and Exchange Commission (SEC) and

the Commodity Futures
Trading Commission (CFTC) concerning compliance

with records preservation requirements relating

to business communications exchanged on

unapproved
electronic channels. The Bank and its subsidiaries

in the aggregate paid penalties totaling

US$
124.5

million, for which the Bank is fully provisioned,

and agreed to
various other customary terms similar to those

imposed on other financial institutions

that have resolved similar investigations.

On May 31, 2024, the claims against the Bank

were dismissed with prejudice in
Rotstain v. Trustmark National Bank, et al . On June 3, 2024, the United States
Supreme Court denied R. Allen Stanford’s request

for rehearing regarding the denial of his petition

for a writ of certiorari in which he challenged

the settlement in
this action. This brings to a close the Stanford

litigation in the United States.

In the second quarter of 2024, the Bank and

certain of its subsidiaries reached a settlement

in principle relating to a civil matter, pursuant to which

the Bank
recorded a provision of $
274

million.
In management’s opinion, based on its current

knowledge and after consultation with counsel,

the ultimate disposition of these actions, individually

or in the
aggregate, will not have a material adverse

effect on the consolidated financial condition

or the consolidated cash flows of the Bank.

However, because of the
factors listed above, as well as other uncertainties

inherent in litigation and regulatory matters,

there is a possibility that the ultimate resolution

of legal or regulatory
actions may be material to the Bank’s consolidated

results of operations for any particular

reporting period.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 20: SEGMENTED INFORMATION
For management reporting purposes, the Bank reports

its results from business operations and

activities under four key business segments:

Canadian Personal
and Commercial Banking, U.S. Retail, Wealth

Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the Corporate
segment.
Canadian Personal and Commercial

Banking provides financial products and services

to personal, small business and commercial

customers, and includes
TD Auto Finance Canada. U.S. Retail is

comprised of personal and business banking

in the U.S., TD Auto Finance U.S., the

U.S. wealth business,

as well as the
Bank’s equity investment in Schwab. Wealth Management

and Insurance includes the Canadian

wealth business which provides investment products

and services
to institutional and retail investors, and the insurance

business which provides property and

casualty insurance, as well as life and health

insurance products to
customers across Canada. Effective the first quarter

of 2024, certain asset management businesses

which were previously reported in the

U.S. Retail segment are
now reported in the Wealth Management and

Insurance segment. Comparative period information

has been adjusted to reflect the new alignment.

Wholesale
Banking provides a wide range of capital

markets, investment banking, and corporate

banking products and services,

including underwriting and distribution

of new
debt and equity issues, providing advice

on strategic acquisitions and divestitures, and

meeting the daily trading, funding, and investment

needs of the Bank’s
clients. The Corporate segment includes the

effects of certain asset securitization programs,

treasury management, elimination of taxable equivalent

adjustments
and other management reclassifications,

corporate level tax items, and residual unallocated

revenue and expenses.

The following table summarizes the segment

results for the three and nine months ended

July 31, 2024 and July 31, 2023.
Results by Business Segment 1,2
(millions of Canadian dollars)
Canadian

Wealth
Personal and Management
Commercial Banking U.S. Retail and Insurance Wholesale Banking 3 Corporate 3 Total
For the three months ended July 31
2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023
Net interest income (loss) $
3,994
$
3,571
$
2,936
$
2,877
$
316
$
258
$
(26)
$
270
$
359
$
313
$
7,579
$
7,289
Non-interest income (loss)
1,009
999
616
606
3,033
2,700
1,821
1,298
118
22
6,597
5,625
Total revenue
5,003
4,570
3,552
3,483
3,349
2,958
1,795
1,568
477
335
14,176
12,914
Provision for (recovery of)
credit losses
435
379
378
249
–
–
118
25
141
113
1,072
766
Insurance service expenses
–
–
–
–
1,669
1,386
–
–
–
–
1,669
1,386
Non-interest expenses

1,967
1,895
5,498
1,972
1,104
979
1,310
1,247
1,133
1,266
11,012
7,359
Income (loss) before income taxes

and share of net income from
investment in Schwab
2,601
2,296
(2,324)
1,262
576
593
367
296
(797)
(1,044)
423
3,403
Provision for (recovery of)
income taxes

729
641
129
148
146
162
50
24
(260)
(271)
794
704
Share of net income from
investment in Schwab 4,5
–
–
178
191
–
–
–
–
12
(9)
190
182
Net income (loss) $
1,872
$
1,655
$
(2,275)
$
1,305
$
430
$
431
$
317
$
272
$
(525)
$
(782)
$
(181)
$
2,881
For the nine months ended July 31
2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023
Net interest income (loss) $
11,639
$
10,487
$
8,676
$
9,078
$
905
$
799
$
361
$
1,293
$
951
$
793
$
22,532
$
22,450
Non-interest income (loss)
3,087
3,076
1,826
1,689
8,693
7,875
5,154
3,037
417
(615)
19,177
15,062
Total revenue
14,726
13,563
10,502
10,767
9,598
8,674
5,515
4,330
1,368
178
41,709
37,512
Provision for (recovery of)
credit losses
1,325
953
1,143
639
–
1
183
69
493
393
3,144
2,055
Insurance service expenses
–
–
–
–
4,283
3,668
–
–
–
–
4,283
3,668
Non-interest expenses

5,908
5,661
10,505
6,034
3,178
2,951
4,240
3,319
3,612
4,262
27,443
22,227
Income (loss) before income taxes

and share of net income from
investment in Schwab
7,493
6,949
(1,146)
4,094
2,137
2,054
1,092
942
(2,737)
(4,477)
6,839
9,562
Provision for (recovery of)
income taxes

2,097
1,940
197
541
531
545
209
189
(877)
(713)
2,157
2,502
Share of net income from
investment in Schwab 4,5
–
–
555
742
–
–
–
–
(30)
(34)
525
708
Net income (loss) $
5,396
$
5,009
$
(788)
$
4,295
$
1,606
$
1,509
$
883
$
753
$
(1,890)
$
(3,798)
$
5,207
$
7,768
1
Amounts for the three and nine months ended July 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note

2 for details.
2

The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
3

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate
segment.

4

The after-tax amounts for amortization of acquired intangibles, the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade, the Bank’s share of Schwab’s restructuring charges, and the Bank’s share of Schwab’s FDIC special assessment charge are recorded in the Corporate segment.
5

The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to

Note 7 for further details.
Total Assets by Business Segment 1
(millions of Canadian dollars) Canadian Wealth
Personal and Management Wholesale
Commercial Banking U.S. Retail and Insurance Banking Corporate
Total

As at July 31, 2024
Total assets $
579,763
$
560,691
$
22,034
$
668,249
$
136,444
$
1,967,181
As at October 31, 2023
Total assets $
560,303
$
561,350
$
22,293
$
673,398
$
137,795
$
1,955,139
1
Balances as at October 31, 2023 have been restated for the adoption of IFRS 17. Refer to Note 2 for details.

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

NOTE 21: INTEREST INCOME AND EXPENSE

The following tables present interest income

and interest expense by basis of accounting

measurement.

Interest Income
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2024 July 31, 2023 July 31, 2024 July 31, 2023
Measured at amortized cost 1 $
20,586
$
17,866
$
59,846
$
50,027

Measured at FVOCI – Debt instruments 1
966
877
2,864
2,393
21,552
18,743
62,710
52,420
Measured or designated at FVTPL
2,173
2,113
6,670
5,666
Measured at FVOCI – Equity instruments
81
79
235
212
Total $
23,806
$
20,935
$
69,615
$
58,298
1
Interest income is calculated using EIRM.
Interest Expense
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31, 2024 July 31, 2023 July 31, 2024 July 31, 2023
Measured at amortized cost 1 $
12,939
$
10,916
$
37,635
$
29,199

Measured or designated at FVTPL
3,288
2,730
9,448
6,649
Total $
16,227
$
13,646
$
47,083
$
35,848
1
Interest expense is calculated using EIRM.
NOTE 22: REGULATORY CAPITAL

The Bank manages its capital under guidelines

established by OSFI. The regulatory

capital guidelines measure capital in relation

to credit, market, and operational
risks. The Bank has various capital policies,

procedures, and controls which it utilizes

to achieve its goals and objectives. The Bank

is designated as a domestic
systemically important bank (D-SIB) and

a global systemically important bank (G-SIB).
Canadian banks designated as D-SIBs are required

to comply with OSFI’s minimum targets for risk-based

capital and leverage ratios. The minimum

targets
include a D-SIB surcharge and Domestic Stability

Buffer (DSB) for Common Equity Tier 1 (CET1), Tier 1, Total Capital and risk-based Total Loss Absorbing
Capacity (TLAC) ratios. The DSB level

was increased to
3.5
% as of November 1, 2023, which sets these

minimum target ratios at
11.5
%,
13.0
%,
15.0
% and
25.0
%, respectively. The OSFI target includes the greater of the

D-SIB or G-SIB surcharge, both of which

are currently
1
% for the Bank. On February 1, 2023,
OSFI announced revisions to the Leverage

Requirements Guideline to introduce a requirement

for D-SIBs to hold a leverage ratio buffer of
0.50
% in addition to the
existing minimum requirement. This sets

the minimum targets for leverage and TLAC

leverage ratios at
3.5
% and
7.25
%, respectively.

The Bank complied with all minimum risk-based

capital and leverage ratio requirements

set by OSFI in the nine months ended July

31, 2024.

The following table summarizes the Bank’s regulatory

capital positions as at July 31, 2024 and October

31, 2023.

The impact to CET1 capital upon adoption

of IFRS 17 is immaterial to the Bank.
Regulatory Capital Position
(millions of Canadian dollars, except

as noted)
As at
July 31 October 31

2024 2023
Capital
Common Equity Tier 1 Capital $
78,377
$
82,317
Tier 1 Capital
88,898
92,752
Total Capital
99,481
103,648
Risk-weighted assets used in the calculation

of capital ratios
610,482
571,161
Capital and leverage ratios
Common Equity Tier 1 Capital ratio
12.8
%
14.4
%
Tier 1 Capital ratio
14.6
16.2
Total Capital ratio
16.3
18.1
Leverage ratio
4.1
4.4
TLAC Ratio
29.1
32.7
TLAC Leverage Ratio
8.3
8.9

TD BANK GROUP • THIRD QUARTER 2024 •

REPORT TO SHAREHOLDERS

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company,

N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

tdshinfo@td.com. Please note that by
leaving us an e-mail or voicemail message,

you are providing your consent for us to

forward your inquiry to the appropriate party

for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website:

www.td.com
Email: customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on

August 22, 2024.

The call will be audio webcast live through

TD’s website at
8:00 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the third quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced during

the call will be available on the TD website

at
www.td.com/investor

on August 22, 2024, in advance

of the call. A

listen-only telephone line is available at 416-641-6150

or 1-866-696-5894 (toll free) and the
passcode is 2727354#.
The audio webcast and presentations will be

archived at
www.td.com/investor
. Replay of the teleconference will be available

from 5:00 p.m. ET on
August 22, 2024,

until 11:59 p.m. ET on September

6, 2024, by calling 905-694-9451 or 1-800-408-3053

(toll free). The passcode is 7300743#.
Annual Meeting
Thursday, April 10, 2025
Toronto, Ontario